As filed with the Securities and Exchange Commission on February 21, 1996
                                                           Registration No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        PIONEER FINANCIAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)

             Delaware                           36-2479273
      (State or other jurisdiction        (I.R.S. Employer Identification No.)
      of incorporation or organization)
                               1750 East Golf Road
                           Schaumburg, Illinois  60173
                                 (847) 995-0400
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              Peter W. Nauert, Chairman and Chief Executive Officer
                               1750 East Golf Road
                           Schaumburg, Illinois  60173
                                 (847) 995-0400
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   Copies to:

            Stanley H. Meadows, P.C.            William R. Kunkel
            McDermott, Will & Emery       Skadden, Arps, Slate, Meagher & Flom
            227 West Monroe Street        333 West Wacker Drive, Suite 2100
            Chicago, Illinois 60606-5096        Chicago, Illinois 60606
            (312) 372-2000                      (312) 407-0700
      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                     CALCULATION OF REGISTRATION FEE

                                          Proposed    Proposed    Amount
                                          Maximum     Maximum       of
 Title of each class          Amount      Offering   Aggregate   Registr
 of securities to be           to be       Price      Offering    ation
 registered                 Registered    Per Note    Price(1)     Fee
 %Convertible Subordinated  $74,750,00               $74,750,00
 Notes                           0          100%         0       $25,776
 Common Stock, $1 par
 value per share                (2)          -           -         None
 Rights to Acquire Series
 A Junior Preferred Stock       (2)          -           -         None

(1)Estimated solely for purposes of calculating the registration fee.
(2) Such indeterminate number of shares of Common Stock and Rights to Acquire Series A Junior Preferred Stock as may be issuable upon conversion of the Notes, including such additional shares as may be issuable as a result of adjustments to the conversion price. No separate fee is required.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION
                 Preliminary Prospectus Dated February 21, 1996
                                                                          [LOGO]
                                   $65,000,000
                        Pioneer Financial Services, Inc.
                      % Convertible Subordinated Notes Due 2003

      The _____% Convertible Subordinated Notes Due 2003 (the "Notes") will mature on __________, 2003, unless previously redeemed. Interest on the Notes is payable on _________ and _________ of each year, commencing ________, 1996. The Notes are convertible into shares of Common Stock of the Company, at any time prior to maturity, unless previously redeemed, at a conversion price of $___________ per share, subject to adjustment in certain events as described herein.

      The Notes are subordinated in right of payment to all Senior Indebtedness (as defined herein) of the Company. The Indenture (as defined herein) does not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or any of its subsidiaries. After giving effect to the expected use of the estimated proceeds of this offering, Senior Indebtedness outstanding will be approximately $0.3 million (Senior Indebtedness was approximately $30.2 million at February 15, 1996). The Company is a holding company and, accordingly, the Notes will also be subordinated to all existing and future liabilities of the Company's subsidiaries. See "Description of Notes--Subordination." The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after __________ __, 1999, at the redemption prices set forth herein plus accrued and unpaid interest. No sinking fund is provided for the Notes. In addition, subject to certain conditions, following the occurrence of a Change of Control (as defined herein), each holder has the right to cause the Company to purchase the Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of such purchase. See "Description of Notes."

      On February 20, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange ("NYSE"), where it is traded under the symbol "PFS," was $17 1/8 per share. See "Price Range of Common Stock and Dividend Policy." Application will be made to list the Notes on the NYSE under the symbol "PFS03."

      SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                           PRICE TO        UNDERWRITING DISCOUNTS          PROCEEDS TO
                                           PUBLIC(1)         AND COMMISSIONS(2)           COMPANY(1)(3)
 Per Note                                         %                    %                               %
 Total (4)                             $65,000,000        $                         $

(1)      Plus accrued interest, if any from ________________, 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $500,000.
(4) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional
         $9,750,000 aggregate principal amount of Notes, on the same terms as set forth above, solely to cover over-allotments, if any.
         If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $__________, $_________ and $__________, respectively.
         See "Underwriting."


         The Notes are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by their counsel and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify this offering and to reject any order in whole or in part. It is expected that delivery of the Notes will be made against payment therefor on or about _______________, 1996, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

BEAR, STEARNS & CO. INC.
                            EVEREN SECURITIES, INC.
                                                         OPPENHEIMER & CO., INC.


                  The date of this Prospectus is _____ __, 1996

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

      For North Carolina Investors:   The Commissioner of Insurance of the State
of North Carolina has not approved or disapproved this offering, nor has such Commissioner passed upon the adequacy or accuracy of this Prospectus.

      The Company owns, directly or indirectly, all of the shares of stock of certain life and health insurance companies domiciled principally in Illinois. Illinois insurance regulatory laws require prior approval by the Illinois
Director of Insurance of any acquisition of control of an Illinois insurance company or of any company which controls an Illinois insurance company. Under Illinois insurance regulatory laws, "control" is presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company which controls a domestic insurance company. Any purchaser of 10% or more of the shares of Common Stock of the Company, whether by conversion or otherwise, will be presumed to have acquired control of the Illinois domestic insurance subsidiaries unless the Illinois Director of Insurance, following application by such purchaser, determines otherwise. Accordingly, any purchase, whether by conversion or otherwise, of 10% or more of the Common Stock of the Company, would require prior action by the Illinois Director of Insurance.


                              AVAILABLE INFORMATION

      Pioneer Financial Services, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, 500 West Madison, Chicago, Illinois 60606. Copies of such material can also be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is traded on the NYSE and the Chicago Stock Exchange. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York.

      This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to this offering. This Prospectus does not contain all of the information included in the Registration Statement. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, and each such statement is hereby qualified in its entirety by reference to the copy of the applicable documents filed with the Commission. Reference is made to the Registration Statement for further information with respect to the Company, the Notes offered hereby and the Common Stock.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents heretofore filed by the Company with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994; (ii) the Company's Quarterly Reports on Form 10-Q, for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995; (iii) the amendment to the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 1995; and
(iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A for such securities, including any amendments or reports filed for the purpose of updating such description.

      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus, or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Director of Investor Relations, Pioneer Financial Services, Inc., 1750 East Golf Road, Schaumburg, Illinois 60173, telephone number (847) 995-0400.


                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, all information contained herein assumes no exercise of the Underwriters' over-allotment option. Unless the context requires otherwise, all references herein to the "Company" mean Pioneer Financial Services, Inc. and its subsidiaries, collectively.


                                   THE COMPANY

      The Company underwrites and markets health insurance, life insurance and annuities and provides medical utilization management services throughout the United States. In the nine years since it became public, the Company's total revenue has grown from $52.3 million in 1986 to $774.2 million in 1994 ($586.0 million for the nine months ended September 30, 1995); total assets have increased from $165.0 million at December 31, 1986 to over $1.5 billion at September 30, 1995; and stockholders' equity has increased from $33.5 million at December 31, 1986 to $137.8 million at September 30, 1995. The Company sells its products and services through four marketing divisions: Senior Health and Life Division, Group Medical Division, Life Insurance Division and Medical Utilization Management Division.

OPERATIONS

      Senior Health and Life Division. The Senior Health and Life Division markets a wide range of specialty health insurance and life insurance and annuities for individuals age 65 and older. Products which are underwritten by this division include Medicare supplement, long-term care, home health care and specialty health. In addition, this division markets cash burial life policies and annuities which are underwritten by the Company's Life Insurance Division. The Company's Medicare supplement policies provide coverage for many of the expenses which the federal Medicare program does not fully cover and its long-term care and home health care policies provide coverage, within various prescribed benefit limits, for nursing home and in-home care. In the first nine months of 1995, the number of senior health insurance policies issued by the Company increased 18% over the same period in 1994, to over 35,000 policies. Additionally, the number of senior life insurance policies issued by the Company increased 210% in the first nine months of 1995 compared to the same period in 1994, to nearly 27,000 policies.

      The Company is the fourth largest issuer of individual Medicare supplement insurance in the nation, excluding Blue Cross and Blue Shield-related entities, based on direct premiums earned. The Company sells products designed for senior citizens through a distribution network which has grown from approximately 15,000 agents at the end of 1994 to nearly 22,000 agents at the end of 1995. This growth was primarily the result of the formation, in mid-1995, of Markman International, a 50/50 joint venture with Markman Company, which, prior to the joint venture, had established itself as a leading independent marketer of long-term care policies. Markman International serves as the national marketing and distribution arm of the Senior Health and Life Division. Future revenue growth in this division is expected to be generated in part from the increased number of agents and increased sales of Medicare supplement, long-term care and home health care policies.

      Group Medical Division. The Group Medical Division underwrites and markets small group and individual hospital and medical policies, primarily to self-employed individuals and small business owners. In 1995, approximately 81% of this division's policies were sold through a sales force of approximately 1,700 career agents and the remaining 19% were sold through a brokerage system of 6,000 independent agents. This division uses the services provided by the Medical Utilization Management Division, unaffiliated preferred provider organizations ("PPOs") and other managed care operations to help control claims costs. In 1995, approximately 70% of hospital stays covered by policies issued by the Group Medical Division used PPO facilities, an increase from 32% in 1993 and 54% in 1994. The Group Medical Division's use of managed care services, provided by both the Medical Utilization Management Division and unaffiliated companies, resulted in approximately $69.0 million in claims savings for the Company in 1995, with most of these savings being passed on to customers in the form of more competitive premium rates.

      Life Insurance Division. The Life Insurance Division underwrites and markets traditional life (term and whole life), universal life, and interest sensitive life insurance and annuities targeted primarily to the middle income market. The Life Insurance Division sells its products through a nationwide network of brokerage general agents ("BGAs") and managing general agents ("MGAs") who in turn contract with multiple brokers and general agents. This division grew significantly when the Company acquired Connecticut National Life Insurance Company ("CNL") in January 1995. This division also underwrites, issues and administers the life insurance products marketed by the Senior Health and Life Division.

      Medical Utilization Management Division. The Medical Utilization Management Division provides health care coordination services to assist in the management of medical costs for insurance companies, government agencies, self insured businesses, unions, health maintenance organizations ("HMOs") and third-party administrators as well as for the Group Medical Division. Such services include precertification of inpatient and outpatient medical care, case management, and the development and management of provider networks. In the first nine months of 1995, approximately 78% of this division's revenues were derived from services provided to unaffiliated organizations.

      Investment Portfolio. The Company has maintained and intends to continue to maintain a diversified portfolio of medium-term investment-grade fixed income securities. As of September 30, 1995, 84% of the Company's invested assets were fixed income securities and the weighted average quality of the fixed income portfolio was "AA."

STRATEGY

      Senior Health and Life Division. The Company believes it has an opportunity to expand its position as a leading provider of health and life insurance products to the growing senior market. According to the U.S. Census Bureau, the age 65 and over population group is estimated to grow by more than 13% to 35 million by the year 2000 and to over 53 million by 2020. Currently only 10% of persons age 65 and over own long-term care insurance, while approximately 43% of such individuals are expected to require the use of nursing care at least once in their lives. The number of long-term care policies sold industry-wide has increased at a rate of approximately 27% per year since 1987, to a total of approximately 3.4 million long-term care policies sold through December 31, 1994. As such, the Company believes the demand for long-term care and home health care insurance will increase at a rate greater than the growth rate of the senior population. The Company believes the growth of this senior health insurance market could be enhanced if future government regulation continues to move toward more personal financial responsibility, with less reliance on government payments, possibly in the form of additional reductions in Medicare benefits and/or the establishment of tax deductibility for long-term care insurance premiums.

      The Company intends to expand its position in the growing senior market by increasing the number of agents who sell its senior products, and by increasing the number of products agents sell to each customer through cross-selling. Through Markman International, the Company has increased its agent force by nearly 45% since the end of 1994 and expects further increases in 1996. In 1995, approximately 2.5% of the Senior Health and Life Division's Medicare supplement policyholders owned one of the Company's long-term care or home health care policies. Through increased training of its agents as to the full range of products offered by the Company and the development of pre-approved (already underwritten for issue) add-on products that can easily be coupled with certain existing products, the Company intends to increase its cross-selling efforts and thereby increase the number of its products owned by each customer. Additionally, the Company believes that the market for senior managed care products will grow as health care expenditures continue to grow. Currently, approximately 10% of Medicare beneficiaries in the nation participate in HMOs. There are many states with very low penetration of managed care in the senior market, including states with a high concentration of Medicare beneficiaries. The Company intends to take advantage of this opportunity by utilizing its position in the senior market and its managed care capability to market managed care products to senior citizens.

      Group Medical Division. The Group Medical Division intends to focus its efforts on increasing administrative efficiency and claims-cost containment on its existing block of business through, among other things, increased use of the Medical Utilization Management Division's services, continued development of medical  provider  networks  and  continued  migration  of  its  fee-for-service indemnity health insurance customers to managed care products. As the regulatory environment changes, the Company will evaluate growth opportunities in this market.

      Life Insurance Division. The Life Insurance Division's strategy is to expand its distribution channels and products and to continue to lower its administrative unit costs. The acquisition of CNL in 1995 has given the Company the opportunity to initiate new distribution strategies, including consumer-direct sales over the Internet. Also, at year-end 1995, the Company entered into an agreement with a national marketing organization to market a new term life insurance product with an income benefit rider. With 25,000 agents nationwide, this marketing organization gives the Company the potential to increase significantly the sales of the Life Insurance Division.

      Medical Utilization Management Division. The Medical Utilization Management Division intends to grow through cross-selling additional managed care services to existing clients. In addition, this division is currently developing and intends to manage PPOs, exclusive provider organizations ("EPOs") and HMOs in selected market areas.

      Acquisitions. The Company believes that current trends in the life and health insurance industry will provide opportunities for continued acquisitions and consolidations. The Company further believes that its ability to integrate acquisitions into its existing operations and its flexibility in developing and marketing new products should enable it to capitalize on these opportunities.

      The Company was organized in Delaware in 1982 as a successor to an Illinois holding company formed in 1957. The executive offices of the Company are located at 1750 East Golf Road, Schaumburg, Illinois 60173 and its telephone number is (847) 995-0400.


                                  THE OFFERING

 Securities Offered  . . . . . .  $65,000,000 principal amount ($74,750,000 if the over-allotment option is exercised in full) of _____% Convertible Subordinated Notes Due 2003 to be issued under an indenture (the "Indenture") between the Company and ___________________, as trustee
                                  (the "Trustee").

 Maturity Date . . . . . . . . .  ____________, 2003

 Interest Payment Dates  . . . .  __________ and __________ of each year commencing, __________, 1996
 Conversion Rights . . . . . . .  The Notes are convertible, at the holder's option, into shares of Common Stock, at any time at or prior to maturity unless previously redeemed, at a conversion price of $_____ per share, subject to adjustment in certain events as described herein. Accordingly, each $1,000 in principal amount of Notes is convertible into ____ shares of Common Stock, subject to adjustment.

 Redemption at the Option of
 the Company . . . . . . . . . .  The Notes are not redeemable prior to
                                  __________, 1999. Thereafter, the Notes are redeemable, in whole or in part, at the option of the Company, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption.

 Redemption at the Option of
 the Holders . . . . . . . . . .  In the event that a Change of Control (as defined herein) occurs, subject to certain
                                  conditions, each holder of a Note shall
                                  have the right, at the holder's option, to
                                  require the Company to purchase all or any
                                  part of such holder's Notes at 101% of the
                                  principal amount thereof, plus accrued and
                                  unpaid interest to the date of purchase.
 Subordination . . . . . . . . .  The Notes are subordinated in right of payment to all Senior Indebtedness (as
                                  defined herein) of the Company.  After
                                  giving effect to the expected use of the estimated net proceeds of this offering, Senior Indebtedness outstanding will be approximately $0.3 million (Senior Indebtedness was approximately $30.2 million at February 15, 1996). The Company is a holding company and, accordingly, the Notes will also be subordinated to all existing and future liabilities of the Company's subsidiaries. The Indenture will not restrict the Company or any of its subsidiaries from incurring additional Senior Indebtedness or other obligations.

 Use of Proceeds . . . . . . . .  The net proceeds from the sale of the Notes offered hereby are estimated to be
                                  $62,062,500 ($71,446,875 if the
                                  Underwriters' over-allotment option is
                                  exercised in full). The Company intends to use a portion of the net proceeds to redeem its $2.125 Cumulative Exchangeable Convertible Preferred Stock (the "$2.125 Preferred Stock"). As of September 30, 1995, approximately $22.0 million would have been required to redeem all of the outstanding shares of the $2.125 Preferred Stock. Approximately $42.1 million of the remaining net proceeds will be used to repay borrowings under the Company's March 1995 Term Loan, August 1995 Term Loan and Credit Facility (each as defined herein). The balance of the net proceeds will be used for working capital and general corporate purposes, including, without limitation, the contribution of capital to the Company's insurance subsidiaries and future acquisitions. Other than the purchase of Universal Fidelity Life Insurance Company ("Universal Fidelity"), the Company has no commitments or agreements with respect to any such acquisitions as of the date of this Prospectus. Pending application, the net proceeds will be invested in short-term interest-bearing obligations.

 Listing . . . . . . . . . . . .  Application will be made to list the Notes on the NYSE under the symbol "PFS03"
 Common Stock Symbol . . . . . .  "PFS"

 Rating  . . . . . . . . . . . .
                            SUMMARY FINANCIAL AND OPERATING DATA
                                  (dollars in thousands, except per share data)

                                                                                             NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                        1990        1991       1992      1993       1994       1994      1995

 OPERATING DATA:
 Premiums and policy charges:
    Accident and health  . . . . .     $508,957   $593,236   $559,894   $601,684   $659,180   $492,467   $464,888
    Life and annuity . . . . . . .
                                         30,693     33,321     35,219     39,282     44,929     33,423     42,071
        Total premiums and policy
        charges  . . . . . . . . .      539,650    626,557    595,113   640,966     704,109    525,890    506,959
 Net investment income . . . . . .       48,416     47,974     43,555    40,242      42,786     31,848     52,570
 Other income  . . . . . . . . . .       21,476     26,310     17,352    19,256      27,643     21,151     24,606
 Realized investment gains (losses)
                                          1,475      7,897       (47)   (1,336)       (383)       (32)      1,879
        Total revenues . . . . . .      611,017    708,738    655,973   699,128     774,155    578,857    586,014
 Benefits:
    Accident and health  . . . . .      367,790    376,820    368,046   397,963     407,249    311,699    297,981
    Life and annuity . . . . . . .       46,889     46,128     47,622    39,419      42,947     32,868     54,058
        Total benefits . . . . . .      414,679    422,948    415,668   437,382     450,196    344,567    352,039
 Insurance and general expense . .      141,687    173,806    162,837   162,831     192,810    133,966    158,540
 Interest expense  . . . . . . . .        4,365      2,916      2,189     3,276       5,054      3,782      4,316

 Amortization of deferred policy
 acquisition      costs(1) . . . .       64,447     95,748    100,715    76,875     100,073     78,418     50,865
        Total benefits and expenses
                                        625,178    695,418    681,409   680,364     748,133    560,733    565,760

 Income (loss) before income taxes     (14,161)     13,320   (25,436)    18,764      26,022     18,124     20,254
 Income taxes (benefit)  . . . . .      (4,815)      4,448    (8,477)     6,619       8,873      5,901      6,623
 Net income (loss) . . . . . . . .      (9,346)      8,872   (16,959)    12,145      17,149     12,223     13,631
 Preferred stock dividends . . . .        2,164      2,039      2,039     2,021       1,904      1,476      1,354
 Income (loss) applicable to common
    stockholders . . . . . . . . .     $(11,510)  $  6,833   $(18,998)  $10,124    $ 15,245   $ 10,747    $12,277

 Per Share Data:
 Net income (loss) per common
 share:
    Primary  . . . . . . . . . . .     $ (1.72)   $   1.02   $ (2.85)   $  1.51    $   2.36   $   1.64    $  1.74
    Fully diluted  . . . . . . . .       (1.72)       1.02     (2.85)      1.26        1.58       1.12       1.25
 Average common and common equivalent
    shares outstanding (in thousands):
    Primary  . . . . . . . . . . .        6,690      6,699      6,660     6,724       6,459      6,552      7,078
    Fully diluted  . . . . . . . .        8,226      8,234      8,195    10,731      12,734     12,860     12,623

 Ratio of earnings to fixed
 charges(2)  . . . . . . . . . . .           -        5.0x         -       5.9x        5.4x       5.1x       5.1x


(1)     Includes the effect of a write-off of deferred policy acquisition  costs in 1992 and the first nine months of 1994 of approximately $30.0 million
        and $16.7  million, respectively.   See "Risk Factors--Recoverability of
        Deferred Policy  Acquisition  Costs"  and "Management's  Discussion  and
        Analysis  of Results  of  Operations and  Financial  Condition--Deferred
        Policy  Acquisition Costs."   The  write-offs were primarily  related to
        certain major medical policies.
(2)     Fixed charges consist  of interest expense on indebtedness, amortization of debt issuance  costs and  the portion  of operating  leases that  are representative of  the interest  factor.  Fixed charges  do not  include interest on annuities and financial products.  Earnings are computed  by adding interest  expense on indebtedness,  amortization of debt issuance costs and  the interest portion of rent expense to pre-tax earnings from
        continuing  operations.   The earnings  were inadequate  to cover  fixed
        charges by $25.4 million in 1992 and $14.2 million in 1990.



                                                               AT DECEMBER 31,             AT SEPTEMBER 30, 1995

                                        1990       1991       1992       1993     1994      ACTUAL    AS ADJUSTED
                                                                                                      (3)
 BALANCE SHEET
 DATA:
    Total investments  . . . . . .     $563,807   $528,725   $568,349  $674,206  $723,837 $1,016,914  $ 1,031,947
    Deferred policy acquisition         309,016    313,453    269,674   260,432   225,618    223,192      223,192
    costs  . . . . . . . . . . . .
    Total assets . . . . . . . . .      990,560    969,190    978,689 1,108,271 1,075,700  1,510,998    1,528,968
    Policy liabilities . . . . . .      739,845    776,571    805,696   903,105   868,608  1,205,343    1,205,343
    Short-term notes payable . . .       16,218      6,371     12,931     5,575    20,093      9,946        4,102
    Long-term notes payable  . . .       27,000     21,600     25,170     1,125     2,520     23,072        3,830

    8% Convertible Subordinated          -          -          -         57,477    57,427     10,150       10,150
    Debentures . . . . . . . . . .
    Convertible Subordinated Notes       -          -          -          -         -          -           65,000
    Due 2003 . . . . . . . . . . .
    $2.125 Preferred Stock . . . .       23,990     23,990     23,990    23,675    21,682     21,222            0
    Stockholders' equity . . . . .       64,738     75,470     62,732    68,872    68,328    137,780      137,058
    Book value per share . . . . .         9.77      11.39       9.21     10.86     11.55      13.76        13.69
    Debt and preferred stock as a
    percentage of                         50.9%      40.8%      49.7%     56.1%     59.8%      31.8%        37.7%
      total capitalization(2)  . .

                                                                                         NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                        1990     1991      1992     1993      1994       1994        1995

    SUPPLEMENTAL DATA:
      Statutory capital & surplus (3)
                                      $56,800  $72,600   $82,432  $106,567  $124,284   $103,820   $113,736

      Risk based capital ratios(3)(4)
        Pioneer Life Insurance
          Company of Illinois         -        -         -        336%     342%       -          -
        National Group Life  . . . .  -        -         -        386%     410%       -          -
        Manhattan National Life  . .  -        -         -        566%     866%       -          -
        Connecticut National Life  .  -        -         -        449%     984%       -          -

      Accident & Health Ratios (5)
        Major Medical:
          Loss ratio . . . . . . . .     72.2%    59.9%     66.3%    67.1%      63.0%      64.1%       63.0%
          Expense ratio  . . . . . .     45.1     42.3      48.9     34.5       41.4       39.2        37.9%
            Total Major Medical  . .    117.3%   102.2%    115.2%   101.6%     104.4%     103.3%      100.9%

        Senior:
          Loss ratio . . . . . . . .     69.5%    67.1%     66.5%    63.5%      61.1%      64.1%       67.4%
          Expense ratio  . . . . . .     39.4     33.4      33.0     34.5       36.5       34.7        33.1
            Total Senior   . . . . .    108.9%   100.5%     99.5%    98.0%      97.6%      98.8%      100.5%

      Collected Cash Premium
        Major Medical  . . . . . . .  $235,543 $289,622  $298,015 $401,891 $  426,117 $  321,614 $   298,304
        Senior . . . . . . . . . . .   271,952  308,496   270,915  258,145    234,595    175,850     167,011
        Life & Annuity . . . . . . .    53,736   47,305    41,679   57,411     71,310     54,779      58,375

      Life Insurance in-force(3) . . 9,162,000 9,141,000 10,339,000 11,823,000 12,582,000 11,920,000 16,889,000

      Pre-tax operating income
        (loss)(6). . . . . . . . . .   (14,366)  9,223   (25,389)   20,100     26,404     18,156      23,525

(1)  Adjusted to give effect to  the sale of the Notes offered hereby and the use of the estimated net proceeds therefrom.  See "Use of Proceeds."
(2)  Debt  represents the aggregate  of long-term notes payable, short-term notes payable  and the  8% Convertible  Subordinated Debentures  and, as
     adjusted, the  Notes.   Total  capitalization  represents  debt, preferred
     stock  and stockholders' equity.
(3)  Calculated at the end of the period shown.
(4)  Risk  based capital rules were adopted for annual reporting beginning
     December 31, 1993.  The calculated ratios are based on the  authorized control level as filed in the  Company's individual insurance subsidiaries'
     annual statutory financial statements.
(5)  Expense  amounts include principally renewal commissions, amortization of deferred policy acquisition costs, general insurance expenses and premium taxes.  The expense and loss ratios are calculated based on earned premium and exclude the effects of net investment income, realized investment gains
     (losses), policy  fees and the financial results  of the  Company's  non-
     insurance subsidiaries.
(6)  Represents the Company's income or loss before income taxes calculated on a
     GAAP basis excluding the effects of realized investment gains and losses.
     The 1995 amount also excludes approximately  $5.2 million in payments made to converting bondholders and other expenses relating to the conversion of the 8% Convertible Subordinated Debentures.

                                  RISK FACTORS

  In addition to the information contained elsewhere in this Prospectus, a prospective purchaser of the Notes should carefully consider, among other things, the following risk factors before making an investment in the Notes offered hereby.

HOLDING COMPANY STRUCTURE

  The Company is an insurance holding company whose assets principally consist of the capital stock of its operating subsidiaries. The ability of the Company to redeem or make interest payments on the Notes, to pay dividends on its Common Stock and $2.125 Preferred Stock and to make required debt service payments, is dependent upon the ability of its subsidiaries to pay cash dividends or make other cash payments to the Company. The Company's insurance subsidiaries are subject to state laws and regulations which restrict their ability to pay dividends and make other payments to the Company. The total amount of dividends that could have been paid by the Company's insurance subsidiaries in 1995 without regulatory approval was approximately $7.4 million. The Company intends to use a portion of the net proceeds of this offering to redeem all of the outstanding shares of $2.125 Preferred Stock. See "Use of Proceeds," "Price Range of Common Stock and Dividend Policy," "Management's Discussion and Analysis of Results of Operations and Financial Condition," "Business -- Government Regulation" and Notes to Consolidated Financial Statements.

SUBORDINATION

  The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including all indebtedness under the Company's Credit Facility and other credit agreements. By reason of such subordination, in the event of an insolvency, liquidation or other reorganization of the Company, the Senior Indebtedness must be paid in full before the Company may make any payments with respect to the principal of, premium, if any, and interest on the Notes (and any other obligations ranking pari passu with the Notes, including, without limitation, the 8% convertible subordinated debentures due 2000 (the "8% Debentures")). After giving effect to the use of the estimated net proceeds from this offering, Senior Indebtedness will be approximately $0.3 million (aggregate Senior Indebtedness was approximately $30.2 million at February 15, 1996). Because the Company's operations are conducted through subsidiaries, claims of the creditors of the subsidiaries (including policyholders) will have priority with respect to the assets and earnings of such subsidiaries over the claims of the creditors of the Company, including holders of the Notes, even though such obligations do not constitute Senior Indebtedness. The Company's subsidiaries had indebtedness for borrowed money of approximately $8.8 million at February 15, 1996.

  The Notes will not be secured by any of the assets of the Company or its subsidiaries. In addition, certain obligations of the Company are secured by pledges of certain assets of the Company or its subsidiaries. The Indenture will not restrict the ability of the Company or any of its subsidiaries to incur additional Senior Indebtedness or to pledge their assets in the future. See "Description of Notes" and Notes to Consolidated Financial Statements.

INSURANCE REGULATION

  The Company and its insurance subsidiaries are subject to extensive governmental regulation and supervision in each of the jurisdictions in which it or its subsidiaries conduct business. Such regulation vests in governmental agencies broad regulatory, supervisory and administrative power with respect to the Company's business, including premium rate levels, premium rate increases, policy forms, minimum loss ratios, dividend payments, claims settlement, licensing of insurers and their agents, capital adequacy, transfer of control, and the amount and type of investments the Company may have. Such regulations are primarily intended to protect policyholders and not investors. Further, the states in which the Company is licensed have the authority to change the minimum mandated statutory loss ratios to which the Company is subject, the manner in which these ratios are computed and the manner in which compliance with these ratios is measured and enforced. In the event the Company is not in compliance with minimum statutory loss ratios mandated by regulatory authorities with respect to certain policies, the Company may be required to reduce or refund premiums, which could have a material adverse effect upon the Company. See "Business -- Government Regulation."

  From time to time there are also significant federal and state legislative developments with respect to group, long-term care and Medicare coverage. Most legislative proposals at the state level are specifically directed at the small group health care market, a significant portion of the Company's health business. A number of states have passed or are considering legislation that would limit the differentials in rates that insurers could charge between new business and renewal business with respect to similar demographic groups. State legislation also has been adopted or is being considered that would make health insurance available to all small groups by requiring coverage of all employees and their dependents, limiting the applicability of pre-existing conditions exclusions, requiring insurers to offer a basic plan exempt from certain mandated benefits as well as a standard plan and establishing a mechanism to spread the risk of high risk employees to all small group insurers. Among the proposals currently pending in the U.S. Congress are the implementation of certain minimum consumer protection standards for inclusion in all long-term care policies, including guaranteed renewability, protection against inflation and limitations on waiting periods for pre-existing conditions. These proposals would also prohibit "high pressure" sales tactics in connection with long-term care insurance and would guarantee consumers access to information regarding insurers, including lapse and replacement rates for policies and the percentage of claims denied. In addition, the National Association of Insurance Commissioners (the "NAIC") has recently adopted model long-term care policy language providing nonforfeiture benefits and has proposed a rate stabilization standard for long-term care policies. The Company cannot predict with certainty the effect any proposals, if adopted, or legislative developments could have on its business and operations. Health care reform may require the Company to make significant changes to the way it conducts its health insurance business and could impose limitations on the profitability of certain of the Company's insurance products, which could have a material adverse effect on the Company. See "Business -- Health Care Reform."

IMPORTANCE OF RATINGS

  The Company's ability to expand and attract new business is affected by the ratings assigned to its insurance subsidiaries by various independent insurance rating agencies including A.M. Best Company, Inc. ("A.M. Best") and Duff &
Phelps Credit Rating Company ("Duff & Phelps"). A.M. Best ratings for the industry currently range from "A++ (Superior)" to "C (Fair)" and some companies are not rated. Four of the Company's insurance subsidiaries are currently rated by A.M. Best: Pioneer Life Insurance Company of Illinois ("Pioneer Life") is rated "B+ (Very Good);" Manhattan National Life Insurance Company is rated "A (Excellent);" National Group Life Insurance Company ("National Group Life") is rated "B (Good)"; and CNL is rated "A (Excellent)." Duff & Phelps ratings for the industry currently range from "AAA" to "DD." Three of the Company's insurance subsidiaries are currently rated by Duff & Phelps: Pioneer Life is rated "A;" Manhattan National Life is rated "A+;" and CNL is rated "A+." In evaluating a company's financial and operating performance, the rating agencies review the company's profitability, leverage and liquidity as well as the company's book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its reserves and the experience and competency of its management. Such ratings are based upon factors primarily relevant to policyholders, agents, insurance brokers and intermediaries and are not directed to the protection of investors. If the ratings of the Company's insurance subsidiaries were downgraded from their current levels, sales of their products could be adversely affected.

COMPETITION

  The Company operates in a highly competitive industry. The Company competes with large national insurers, regional insurers and specialty insurers, many of which are larger, have substantially greater financial resources or higher A.M. Best ratings than the Company. In addition to claims paying ratings, insurers compete on the basis of price, breadth and flexibility of coverage, ability to attract and retain agents and brokers and the quality and level of agent and policyholder services provided. See " -- Insurance Regulation."

RECOVERABILITY OF DEFERRED POLICY ACQUISITION COSTS

  Under generally accepted accounting principles, a deferred policy acquisition cost ("DAC") asset is established to match properly the costs of writing new business against the expected future revenues and profits from those policies. The amortization schedule is generally based on the expected pattern of future revenues or gross profits and on the expected persistency of the policies. The Company continues to monitor the profitability and persistency of its policies on a monthly basis. In reviewing the recoverability of DAC related to medical insurance products, the Company has made assumptions relative to future rate increases, medical claim trends, lapse rates, expenses and investment income. Although there is significant variability inherent in these estimates, management believes these assumptions are reasonable. Increased lapses or revised estimates of profitability anticipating future losses could result in an increase in the amortization rate or a write-off of DAC, which would adversely impact earnings. See "Management's Discussion and Analysis of Results of Operation and Financial Condition -- Deferred Policy Acquisition Costs."

MEDICAL COST INFLATION

  Inflationary trends in health care costs may cause the defined benefits provided by the Company's policies to cover less of the actual costs of such health care. This may require the Company to increase policy benefits under new policies to remain competitive in marketing its products and to implement corresponding increases in premiums. The Company's future growth may be limited to the extent that state or federal regulations restrict premium rate increases or increased premium rates make its policies less attractive to prospective customers.

ADEQUACY OF LOSS RESERVES

  The reserves for losses established by the Company are estimates of amounts needed to pay reported and unreported claims based on facts and circumstances known at the time the reserves are established. Reserves are based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that the ultimate liability will not materially exceed the Company's claim reserves and have a material adverse effect on the Company's results of operations and financial condition. Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in the Company's reserves for claims.

INVESTMENT PORTFOLIO

  The Company's investment portfolio primarily consists of fixed income securities such as investment grade publicly traded debt securities and mortgage-related securities, including collateralized mortgage obligations. At

September 30, 1995, 83% of the Company's invested assets was invested in fixed maturity obligations and approximately 36% was invested in mortgage-related securities. Certain risks are inherent in connection with fixed income securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. Certain additional risks are inherent with mortgage-related securities, including the risks associated with reinvestment of proceeds due to prepayments of such obligations. See "Business-Investments."

DEPENDENCE UPON MANAGEMENT

  The success of the Company is dependent to a significant degree upon its senior management, including Peter W. Nauert, Chairman and Chief Executive Officer of the Company. Mr. Nauert is also the beneficial owner of 16.5% of the outstanding Common Stock. Although the Company believes it has established its own reputation in the industry, the loss of members of its senior management could have a material adverse effect on the Company's business. See "Management and Directors."

PROVISIONS LIMITING CHANGES IN CONTROL

  Certain provisions in the Company's Certificate of Incorporation, By-laws and Rights Agreement could discourage potential acquisition proposals and could delay or prevent a change in control. See "Description of Capital Stock."

ABSENCE OF PUBLIC MARKET

  There is currently no public market for the Notes and there can be no assurance that an active public market for the Notes will develop. Application will be made to list the Notes on the NYSE under the symbol "PFS03."


                                 USE OF PROCEEDS

  The net proceeds from the sale of the Notes offered hereby are estimated to be $62,062,500 ($71,446,875 if the Underwriters' over-allotment option is exercised in full). The Company intends to use a portion of the net proceeds to redeem its $2.125 Preferred Stock. As of September 30, 1995, approximately $22.0 million would have been required to redeem all of the outstanding shares of $2.125 Preferred Stock. The $2.125 Preferred Stock is convertible into shares of the Company's Common Stock at a price of $155/8 per share. The remaining net proceeds, to the extent available, will be used to repay (i) borrowings under the Company's March 1995 Term Loan (as defined below) which were incurred primarily in connection with the acquisition of CNL in 1995; (ii) borrowings under the Company's August 1995 Term Loan (as defined below) which were incurred primarily to fund payments to converting bondholders and other expenses relating to the conversion of $46.9 million of the Company's 8% Debentures and (iii) borrowings incurred under the Company's Credit Facility (as defined below), including additional borrowings that may be necessary in connection with the proposed acquisition of Universal Fidelity prior to the completion of this offering. As of January 31, 1996 an aggregate of approximately $29.8 was outstanding under the March 1995 Term Loan, the August 1995 Term Loan and the Credit Facility. The Company estimates that it will borrow approximately $14.0 million under the Credit Facility to complete the Universal Fidelity acquisition.

  The Company's $15.0 million term loan, incurred in March 1995 (the "March 1995 Term Loan"): (i) currently accrues interest at five percent (5%) per annum; (ii) requires principal payments of $0.5 million plus interest per quarter; and (iii) matures on December 31, 1999. The Company's $11.1 million term loan, incurred in August 1995 (the "August 1995 Term Loan"): (i) currently accrues interest per annum at its lender's prime rate of interest (approximately 8.25% at February 20, 1996); (ii) requires principal payments of $0.9 million plus interest per quarter; and (iii) matures on June 30, 1998. The Company's line of credit arrangement (the "Credit Facility") accrues interest per annum at its lenders' prime rate of interest (approximately 8.25% at February 20, 1996) and matures in April 1996.

  Any remaining net proceeds will be used by the Company for working capital and general corporate purposes, including, without limitation, the contribution of capital to the Company's insurance subsidiaries and future acquisitions. Other than the purchase of Universal Fidelity, the Company has no commitments or agreements with respect to any such acquisitions as of the date of this Prospectus. Pending application, the net proceeds will be invested in short-term interest-bearing obligations.


                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


      The Common Stock is traded on the NYSE and the Chicago Stock Exchange under the symbol "PFS." The following table sets forth for the fiscal periods indicated the high and low last reported sale prices per share of the Common Stock, as reported by the NYSE and the dividends paid per share of the Common Stock.

                                                     High    Low   Dividend
 1994
       First Quarter . . . . . . . . . . . . . . .  $14 3/4 $11 1/8 $   .0375
       Second Quarter  . . . . . . . . . . . . . .       12     10      .0375
       Third Quarter . . . . . . . . . . . . . . .   10 1/2   8 3/4     .0375
       Fourth Quarter  . . . . . . . . . . . . . .       10   8 3/4     .0375

 1995
       First Quarter . . . . . . . . . . . . . . .   11 1/4   8 7/8      .045
       Second Quarter  . . . . . . . . . . . . . .   15 1/2  10 3/4      .045
       Third Quarter . . . . . . . . . . . . . . .   15 3/8  13 1/8      .045
       Fourth Quarter  . . . . . . . . . . . . . .   18 1/2  13 7/8      .045

 1996
       First Quarter (through February 20, 1996) .   18 3/8  15 3/4       (1)



(1) Dividends for the first quarter have historically been declared by the Board of Directors in late March.

      On February 20, 1996, the last reported sale price of the Common Stock on the NYSE was $171/8 per share. As of January 29, 1996, there were approximately 635 holders of record of the Common Stock.

      All cumulative dividends on the $2.125 Preferred Stock have been paid by the Company when due. The ability of the Company to pay dividends will depend primarily on the receipt of cash dividends and other cash payments from its subsidiaries. The Company's insurance subsidiaries are subject to state laws and regulations which limit their ability to pay dividends or make other payments to the Company. Certain of the Company's credit agreements also limit its ability to pay dividends. Furthermore, the Company's Certificate of Incorporation prohibits the Company from paying dividends on the Common Stock if the Company is not current in its dividend payments on the Preferred Stock. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."


                                 CAPITALIZATION

      The following table sets forth the consolidated short-term indebtedness and capitalization of the Company at September 30, 1995 and as adjusted to give effect to the sale of the Notes offered hereby and the use of the estimated net proceeds therefrom. See "Use of Proceeds." The following table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.


                                                 At September 30, 1995
                                                 Actual    As Adjusted
                                                 (DOLLARS IN THOUSANDS)
 Short-term debt:
  Short term notes payable   . . . . . . . . . . . $  9,946 $    4,102
 Long-term debt:
  Long-term notes payable  . . . . . . . . . . . .   23,072      3,830
  8% Convertible Subordinated Debentures due 2000
                                                     10,150     10,150
  % Convertible Subordinated Notes due 2003  . . .       -      65,000
    Total debt   . . . . . . . . . . . . . . . . .   43,168     83,082

 Redeemable preferred stock, without par value:
  $2.125 Preferred Stock; 848,900
  shares authorized, issued and outstanding  . . .   21,222        -

    Total debt and $2.125 Preferred Stock  . . . .   64,390     83,082

 Stockholders' equity:

  Common stock, $1 par value;
    20,000,000 shares authorized; 11,142,868
    shares issued and outstanding, including         11,143     11,143
    shares in treasury(1)  . . . . . . . . . . . .
  Additional paid-in capital   . . . . . . . . . .   71,383     71,383
  Unrealized appreciation of available-for-sale
    securities   . . . . . . . . . . . . . . . . .    5,036      5,036
  Retained earnings  . . . . . . . . . . . . . . .   60,438     59,716
  Less treasury stock at cost (1,132,300 shares)    (10,220)   (10,220)
    Total stockholders' equity   . . . . . . . . .  137,780    137,058

    Total capitalization   . . . . . . . . . . . . $202,170 $  220,140
_________________

(1) Does not include (a) 1,358,000 shares which are issuable upon conversion of the $2.125 Preferred Stock, (b) 1,185,000 shares reserved for issuance pursuant to outstanding options granted under the Company's stock option plans, (c) shares reserved for issuance pursuant to future grants of options under the Company's Omnibus Stock Incentive Program, Employee
     Stock Purchase Plan and Career Agent Stock Purchase Plan and (d) shares which are issuable upon conversion of the 8% Debentures or the Notes offered hereby. The Company intends to use a portion of the net proceeds of this offering to redeem all of the outstanding shares of $2.125 Preferred Stock. See "Use of Proceeds."


                      SELECTED FINANCIAL AND OPERATING DATA
                  (dollars in thousands, except per share data)

  The selected operating statement and balance sheet data set forth below for each of the years in the five-year period ended December 31, 1994 are derived from the audited consolidated financial statements of the Company. The selected balance sheet data at September 30, 1995 and income statement data for the nine-month periods ended September 30, 1994 and 1995 have been derived from the unaudited consolidated financial statements of the Company, which included all adjustments, consisting of normal, recurring accruals, that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results from the nine-month period ended September 30, 1995 are not necessarily indicative of the results that may be expected for the entire year. The selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and Management's Discussion and Analysis of Results of Operations and Financial Condition included herein.



                                                                                              NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                        1990        1991       1992      1993       1994      1994       1995
 OPERATING DATA:
 Premiums and policy charges:
    Accident and health  . . . . .     $508,957   $593,236   $559,894  $601,684   $659,180  $492,467   $ 464,888
    Life and annuity . . . . . . .       30,693     33,321     35,219    39,282     44,929    33,423      42,071
        Total premiums and policy
        charges  . . . . . . . . .      539,650    626,557    595,113   640,966    704,109   525,890     506,959
 Net investment income . . . . . .       48,416     47,974     43,555    40,242     42,786    31,848      52,570
 Other income  . . . . . . . . . .       21,476     26,310     17,352    19,256     27,643    21,151      24,606
 Realized investment gains (losses)
                                          1,475      7,897       (47)    (1336)      (383)      (32)       1,879
        Total revenues . . . . . .      611,017    708,738    655,973   699,128    774,155   578,857     586,014
 Benefits:
    Accident and health  . . . . .      367,790    376,820    368,046   397,963    407,249   311,699     297,981
    Life and annuity . . . . . . .       46,889     46,128     47,622    39,419     42,947    32,868      54,058
        Total benefits . . . . . .      414.679    422,948    415,668   437,382    450,196   344,567     352,039
 Insurance and general expense . .      141,687    173,806    162,837   162,831    192,810   133,966     158,540
 Interest expense  . . . . . . . .        4,365      2,916      2,189     3,276      5,054     3,782       4,316
 Amortization of deferred policy
 acquisition
    costs(1) . . . . . . . . . . .       64,447     95,748    100,715    76,875    100,073    78,418      50,865
    Total benefits and expenses  .      625,178    695,418    681,409   680,364    748,133   560,733     565,760

 Income (loss) before income taxes     (14,161)     13,320   (25,436)    18,764     26,022    18,124      20,254
 Income taxes (benefit)  . . . . .      (4,815)      4,448    (8,477)     6,619      8,873     5,901       6,623
 Net income (loss) . . . . . . . .      (9,346)      8,872   (16,969)    12,145     17,149    12,223      13,631
 Preferred stock dividends . . . .       2,164       2,039     2,039      2,021      1,904     1,476       1,354
 Income (loss) applicable to common
   stockholders  . . . . . . . . .   $ (11,510)   $  6,833  $(18,998) $ 10,124   $  15,245  $ 10,747   $  12,277

 Per Share Data:
 Net income (loss) per common
 share:
    Primary  . . . . . . . . . . .     $ (1.72)   $   1.02   $ (2.85)  $   1.51   $   2.36  $   1.64   $    1.74
    Fully Diluted  . . . . . . . .       (1.72)       1.02     (2.85)      1.26       1.58      1.12        1.25
 Average common and common
 equivalent shares outstanding (in
 thousands):
    Primary  . . . . . . . . . . .        6,690      6,699      6,660     6,724      6,459     6,552       7,078
    Fully Diluted  . . . . . . . .        8,226      8,234      8,195    10,731     12,734    12,860      12,623

 Ratio of earnings to fixed
 charges(2)                                 -         5.0x        -        5.9x       5.4x      5.1x        5.1x




                                                               AT DECEMBER 31,            AT SEPTEMBER 30, 1995

                                        1990      1991      1992       1993      1994      ACTUAL    AS ADJUSTED(3)
 BALANCE SHEET
 DATA:
    Total investments  . . . . . .   $  563,807 $528,725  $568,349    $674,206 $723,837  $1,016,914  $  1,031,947
    Deferred policy acquisition
      costs. . . . . . . . . . . .      309,016 313,453    269,674     260,432  225,618     223,192       223,192
    Total assets . . . . . . . . .      990,560 969,190    978,689   1,108,271 1,075,700  1,510,998     1,528,968
    Policy liabilities . . . . . .      739,845 776,571    805,696     903,105  868,608   1,205,343     1,205,343
    Short-term notes payable . . .       16,218   6,371     12,931       5,575   20,093       9,946         4,102
    Long-term notes payable  . . .       27,000  21,600     25,170       1,125    2,520      23,072         3,830
    8% Convertible Subordinated
      Debentures . . . . . . . . .       -         -         -          57,477   57,427      10,150        10,150
    Convertible Subordinated Notes
      Due 2003 . . . . . . . . . .       -         -         -          -          -         -             65,000
    $2.125 Preferred Stock . . . .       23,990  23,990     23,990      23,675   21,682      21,222             0
    Stockholders' equity . . . . .       64,738  75,470     62,732      68,872   68,328     137,780       137,058
    Book value per share . . . . .         9.77   11.39       9.21       10.86    11.55       13.76         13.69
    Debt and preferred stock as a
      percentage of total
      capitalization(4)  . . . . .         50.9%   40.8%      49.7%       56.1%    59.8%       31.8%         37.7%

    SUPPLEMENTAL DATA:
      Statutory capital &
       surplus (5)                      $56,800  $72,600   $82,432    $106,567  $124,284    $103,820     $113,736

      Risk based capital ratios(5)(6)
        Pioneer Life Insurance Company
          of Illinois  . . . . . . .    -        -         -          336%      342%        -            -
        National Group Life  . . . .    -        -         -          386%      410%        -            -
        Manhattan National Life  . .    -        -         -          566%      866%        -            -
        Connecticut National Life  .    -        -         -          449%      984%        -            -

      Accident & Health Ratios (7)
        Major Medical:
          Loss ratio . . . . . . . .     72.2%    59.9%     66.3%    67.1%    63.0%     64.1%       63.0%
          Expense ratio  . . . . . .     45.1     42.3      48.9     34.5     41.4      39.2        37.9%
            Total Major Medical  . .    117.3%   102.2%    115.2%   101.6%   104.4%    103.3%      100.9%

        Senior:
          Loss ratio . . . . . . . .     69.5%    67.1%     66.5%    63.5%    61.1%     64.1%       67.4%
          Expense ratio  . . . . . .     39.4     33.4      33.0     34.5     36.5      34.7        33.1
            Total Senior   . . . . .    108.9%   100.5%     99.5%    98.0%    97.6%     98.8%      100.5%

      Collected Cash Premium
        Major Medical  . . . . . . .  $235,543 $289,622  $298,015 $401,891 $426,117  $321,614 $   298,304
        Senior . . . . . . . . . . .   271,952  308,496   270,915  258,145  234,595   175,850     167,011
        Life & Annuity . . . . . . .    53,736   47,305    41,679   57,411   71,310    54,779      58,375

      Life Insurance in-force(5) . .9,162,000 9,141,000 10,339,000 11,823,000 12,582,000 11,920,000 16,889,000

      Pre-tax operating income
        (loss)(8). . . . . . . . . .   (14,366)   9,223  (25,389)   20,100   26,404    18,156      23,525

(1)  Includes the effect of a write-off of DAC in 1992  and in  the first nine months of 1994 of approximately $30.0 million $16.7 million,  respectively.
     See "Risk Factors --  Recoverability of Deferred Policy Acquisitions Costs"
     and "Management's  Discussion  and  Analysis of Results  of Operations and
     Financial Condition -- Deferred Policy  Acquisition Costs."  The write-offs were primarily related to certain major medical policies.
(2)  Fixed Charges consist of interest expense on indebtedness, amortization  of
     debt  issuance  costs and  the  portion   of  operating  leases  that   are
     representative  of the interest  factor.    Fixed  charges  do not  include
     interest on  annuities and financial products.   Earnings  are computed  by
     adding  interest expense on indebtedness,  amortization of  debt  issuance costs and  the interest portion of rent expense to  pre-tax earnings  from continuing operations.  The earnings were inadequate to cover fixed charges by $25.4 million in 1992 and $14.2 million in 1990.
(3)  Adjusted to give effect to the sale of the Notes offered hereby and the use of the estimated net proceeds therefrom.  See "Use of Proceeds."
(4)  Debt represents  the aggregate of long-term notes payable, short-term notes
     payable  and the  8%  Debentures, and,  as  adjusted,  the  Notes.    Total
     capitalization represents debt, preferred stock and stockholders' equity.
(5)  Calculated at the end of the period shown.
(6)  Risk  based capital  rules adopted for annual reporting  beginning December
     31, 1993.  The calculated ratios are based on the authorized  control level
     as  filed in the  Company's  individual  insurance   subsidiaries'  annual
     statutory financial statements.
(7)  Expense amounts  include principally  renewal commissions,  amortization of
     DAC, general insurance expenses  and premium taxes.   The expense  and loss
     ratios are calculated based  on earned  premium and exclude  the effects of net investment income, realized investment gains (losses), policy fees  and activity related to the Company's non-insurance subsidiaries.
(8)  Represents the Company's income or loss before income taxes calculated on a
     GAAP  basis excluding  the effect of  realized investment gains and losses.
     The 1995  amount also  excludes approximately  $5.2 million in payments  to converting bondholders and other expenses relating to the conversion of the
     8% Debentures.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Nine Months Ended September 30, 1995 Compared to Nine Months Ended September 30, 1994

      Overview

      The information set forth below is based on the Company's major product lines.

                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,
                                             1994     1995
 Revenues                                   (IN THOUSANDS)

 Group Medical (1) . . . . . . . . . . .   $340,331 $315,633
 Senior Health and Life (2)  . . . . . .    177,922  177,865
 Life Insurance  . . . . . . . . . . . .     53,269   81,544

 Medical Utilization Management  . . . .      7,335   10,972
       TOTAL . . . . . . . . . . . . . .   $578,857  586,014

 Pre-tax operating Income (loss) (3)

 Group Medical (1) . . . . . . . . . . .    $10,025  $17,610
 Senior Health and Life(2) . . . . . . .      6,904    4,653
 Life Insurance  . . . . . . . . . . . .      6,969    6,240
 Medical Utilization Management  . . . .      1,378    1,477
 Total pre-tax operating income before
   corporate expense and interest  . . .     25,276   29,980
 Corporate expense and interest  . . . .     (7,120)  (6,445)
       TOTAL . . . . . . . . . . . . . .    $18,156 $ 23,535

(1) Excludes revenues from life insurance products marketed by the Group Medical Division but issued by the Life Insurance Division. For purposes of the discussion set forth herein, the Company has included the revenue and pre-tax income generated from the sale of a policy in the results of operation of the division which issued the policy.
(2) Excludes revenues from life insurance products marketed by the Senior Health and Life Division but issued by the Life Insurance Division. For purposes of the discussion set forth herein, the Company has included the revenue and pre-tax income generated from the sale of a policy in the results of operation of the division which issued the policy.
(3) Represents the Company's income before taxes calculated on a GAAP basis excluding the effects of realized investment gains and losses. The 1995 amount also excludes approximately $5.2 million in payments to converting bondholders and other expenses relating to the conversion of the 8% Debentures.

Group Medical Division

      Revenue. Total revenue in the Group Medical Division decreased $24.7 million, or 7%, from $340.3 million to $315.6 million. The decrease was primarily due to a reduction of premium revenue on the Company's major medical products of $24.8 million, or 8%, from $320.5 million to $295.7 million. A major portion of the decrease in major medical premium revenue was due to the Company's decision to market unaffiliated companies' HMO products in states such as California, where competitive pressures and state reforms made it difficult to underwrite the Company's indemnity products on a profitable basis. In connection with the Company's decision to cease selling new products in these states, the Company's career agency force submitted $21.5 million of annualized HMO premiums to unaffiliated companies during the first nine months of 1995 compared to $3.0 million in 1994. While these premiums are not received by the Company, the Company receives marketing commission overrides from the unaffiliated companies for this production. The remaining decrease in major medical premium revenue was due to lower average premiums on new issues due to the increased use of managed care products.

      Net investment income decreased $1.0 million, or 14%, from $7.3 million to $6.3 million, due to a reduction in invested assets caused by the decrease in major medical in-force business. Total realized investment losses decreased $0.5 million or 45% from $1.1 million to $0.6 million.

      Other income increased $0.5 million, or 4%, from $13.7 million to $14.2 million, due to marketing commission overrides received from the sale of HMO products of unaffiliated companies.

      Benefits.   The following  table sets forth the  earned premium, benefits, and loss ratios for products issued by the Group Medical Division:


                        NINE MONTHS ENDED
                          SEPTEMBER 30,
                     (DOLLARS IN THOUSANDS)
                         1994     1995
 Earned premium (1)  .  $333,788 $309,615
 Benefits (1)  . . . .   214,058  195,085
 Loss ratio  . . . . .     64.1%    63.0%

(1) In the Company's statement of consolidated operations, earned premiums represent premiums written; the changes in unearned premiums are reflected in accident and health benefits.

      Improvement in the loss ratio in 1995 was due to continued increases in PPO penetration and higher claim costs in the first half of 1994. The Company has historically held reserve margins in its accident and health claims reserve to provide for potential adverse deviation. The Company reduced reserve margins in the major medical claims reserves in the third quarter of 1994 by approximately $15.0 million. Excluding the reduction in claim reserve margins, the 1994 major medical loss ratio was 68.6%.

      Insurance and General Expenses. Insurance and general expenses increased $5.9 million, or 9%, from $66.5 million to $72.4 million. The expense ratio increased in the first nine months of 1995 due to system development costs, consolidation of claim operations, and the 7% drop in earned premium.

      The amortization of DAC decreased $22.1 million, or 43%, from $50.9 million to $28.8 million. The decrease was due to the $16.7 million write-off of DAC in the third quarter of 1994, the lower 1995 new business levels, and the decline in first-year commission rates.

Senior Health and Life Division

      Revenue. Total revenue in the Senior Health and Life Division remained relatively constant. Senior health premium decreased $2.8 million, or 2%, from $172.0 million to $169.2 million. While the total new Medicare supplement business and new long-term care business increased, these increases were offset by a decrease in the total senior health premium due to lapses from the current in-force block of business and the fact that a greater percentage of the in-force block of business consisted of standardized Medicare supplement products on which the average premium per policy was lower due to benefit and agent compensation changes.

      Net investment income increased $2.0 million, or 49%, from $4.1 million to $6.1 million, primarily due to a 10-basis point improvement in yields and increased invested assets. The total realized gains increased $2.1 million from $1.1 million to $3.2 million.

      Benefits.   The following  table sets forth the  earned premium, benefits, and loss ratios for senior health products:

                        NINE MONTHS ENDED
                          SEPTEMBER 30,
                      (DOLLARS IN THOUSANDS)
                         1994     1995
 Earned premium (1)  .  $170,233 $160,782
 Benefits (1)  . . . .   109,195  108,404
 Loss ratio  . . . . .     64.1%    67.4%

(1) In the Company's statement of consolidated operations, earned premiums represent premiums written; the changes in unearned premiums are reflected in accident and health benefits.

      The loss ratio on the Senior Health and Life Division's major products, Medicare supplement policies, was higher during the first two quarters of 1995 due to increased utilization on the standardized Medicare supplement products. The Medicare supplement loss ratio decreased to 65.0% in the third quarter of 1995.

      Insurance and General Expenses. The expense ratio remained relatively unchanged. The decline in administrative expense levels was offset by an increase in marketing expenses associated with new marketing initiatives. See "Business -- Products and Services."

      The amortization of DAC decreased $6.0 million, or 28%, from $21.6 million to $15.6 million. The decreased level of amortization was due to a decline in the level of first-year costs deferred due to lower agent compensation levels and improved persistency on the in-force Medicare supplement business.

Life Insurance Division

      Revenue. Total revenue in the Life Insurance Division increased $28.2 million, or 53%, from $53.3 million to $81.5 million. The increase was due primarily to the acquisition of CNL in the first quarter of 1995 which added $2.2 million in premium and $17.3 million in investment income. The remaining increase was due to an increase of $8.0 million resulting from higher sales of the senior life insurance product marketed in conjunction with Medicare supplement and long-term care policies.

      Net investment income increased $19.6 million, or 96%, from $20.5 million to $40.1 million. This increase was primarily due to the acquisition of CNL.

      Benefits. Total life and annuity policy benefits increased $21.1 million, or 64%, from $32.9 million to $54.0 million. Approximately $16.7 million of this increase was due to the acquisition of CNL and the remaining amount was due to increased senior life insurance in-force. The senior life mortality experience exceeded that which was developed in pricing and the Company has initiated rate increases and modification to underwriting procedures to improve profitability. The mortality experience on the remaining block of business was less than projected.

      Insurance and General Expenses. Insurance and general expenses increased $8.2 million, or 58%, from $14.1 million to $22.3 million. The increase in general expenses and commissions was primarily due to the increase in the in-force block of business, legal fees associated with reinsurance litigation which was settled in 1995, and the acquisition of CNL. The unit cost of administration per policy in-force remained relatively constant in 1995.

      The amortization of DAC remained relatively unchanged, with the increase in senior life amortization offsetting a decrease in the amortization on the traditional term life block of business.

Medical Utilization Management Division

      Pre-tax income increased $0.1 million, or 7%, from $1.4 million to $1.5 million. This increase was primarily due to an increase in this division's revenues of $3.6 million, or 50%. The increase in revenues was primarily due to expanded sales to unaffiliated clients and the acquisition of ACMG, Inc. ("ACMG") in the third quarter of 1995. In addition, the consolidation of the Company's Milwaukee office in the second quarter of 1994 resulted in reduced levels of expenses in the first and second quarters of 1995 compared to the same periods of the prior year.

Corporate Expenses

      Corporate expenses decreased $.7 million, or 10%, from $7.1 million to $6.4 million (excluding the $5.2 million paid to holders of the Company's 8% Debentures and other expenses in connection with the conversion of the 8% Debentures, in the third quarter of 1995). Interest expense increased $0.5 million, or 13%, from $3.8 million to $4.3 million, primarily due to the utilization of a portion of the Company's Credit Facility beginning in the fourth quarter of 1994 and continuing through the second quarter of 1995, offset in part by a decrease in interest expense for the three month period ended September 30, 1995 due to the conversion of the Company's 8% Debentures. The general corporate overhead was down approximately $1.0 million due to improved operating efficiencies.

      Consolidated Financial Condition and Results of Operations

      Net income. The Company's consolidated net income increased $1.4 million, or 11%, from $12.2 million to $13.6 million. This increase was due primarily to improved profitability in the Group Medical Division as a result of improved loss ratios and a lower level of DAC amortization.

      Premiums and policy charges. Total premiums and policy charges decreased $18.9 million, or 4%, from $525.9 million to $507.0 million. This decrease was due primarily to the decrease in accident and health premiums of $27.6 million, or 6%, which was due primarily to a decrease in premiums from major medical products of $24.8 million, or 8%. The decrease in premiums was primarily due to lower average premiums per policy sold, which resulted from the Company initiating sales of new managed care products. Total health insurance premiums attributable to Medicare supplement and long-term care products remained relatively constant. Life insurance premiums increased $8.6 million, or 26%, primarily due to the acquisition of CNL and new business sales.

      Net investment income. Net investment income increased $20.7 million, or 65%, from $31.9 million to $52.6 million. Annualized investment yields increased from 6.3% to 7.0%. These increases were primarily due to the acquisition of CNL.

      Other revenue. Other income and realized investment gains and losses increased $5.4 million, or 25%, from $21.1 million to $26.5 million. The increase in other income was due to increased sales to unaffiliated clients by the Medical Utilization Management Division. The remaining other income generated by the Company's non-insurance subsidiaries remained relatively unchanged.

      Benefits. Total benefits increased $7.4 million, or 2%, from $344.6 million to $352.0 million. Accident and health benefits, which include the change in unearned premiums, decreased $13.7 million, or 4%, from $311.7 million to $298.0 million. Excluding the reduction in claims reserve margins in 1994, the accident and health loss ratio decreased to 65% from 67%. Life and annuity benefits increased $21.1 million, or 64%. This increase was due to the acquisition of CNL and increased senior life insurance in-force.

      Insurance and general expenses. Insurance and general expenses (which includes non-deferred commission compensation to agents) increased $24.5 million, or 18%, from $134.0 million to $158.5 million. Expenses for the Medical Utilization Management Division increased due to the increase in sales and the acquisition of ACMG. Expenses in the insurance divisions increased due to the development of new marketing and sales incentive programs, system development costs, and the acquisition of CNL. Corporate expenses increased $4.5 million primarily due to $5.2 million in payments made to converting bondholders and other expenses relating to the August 1995 conversion of the Company's 8% Debentures.

      Amortization of DAC. Amortization of DAC decreased $27.5 million, or 35%, from $78.4 million to $50.9 million. The decrease was primarily due to an adjustment in the third quarter of 1994 to the DAC asset related to certain group and individual medical business, a lower level of group major medical new business and improved persistency on Medicare supplement business. Future losses were projected on these blocks of business due primarily to mandated state healthcare reforms.

      Income tax rate.  The effective federal income tax rate was 33% due to the
increased  investment  in   tax-exempt  securities  included  in  the  Company's
portfolio.

      Other. Investments, premiums and other receivables, amounts on deposit and due from reinsurers, accrued investment income and other assets increased principally due to the acquisition of CNL. The decrease in short-term notes payable and the increase in long-term notes payable resulted from the conversion of the Company's line of credit agreement at December 31, 1994 to a term loan during the first quarter of 1995. General expenses and other liabilities, and amounts due to reinsurers increased due primarily to the acquisition of CNL. The remaining balance sheet amounts remained relatively consistent with the amounts at December 31, 1994.

Fiscal Year 1994 Compared to Fiscal Year 1993

      Net income. The Company's net income increased $5.0 million, or 41%, from $12.1 million to $17.1 million. The increase was due to profits from Continental Life & Accident Company ("CLAC"), improved health loss ratios in the Senior Health and Life Division, expense reductions and improved spreads in the Life Insurance Division, and increased revenue and margins in the Medical Utilization Management Division. Total revenues increased $75.0 million, or 11%. The increase in revenue was primarily due to the increase in premiums and policy charges of $63.1 million.

      Premiums and policy charges. Accident and health insurance premiums increased $57.5 million, or 10%. Premiums from major hospital plans increased $81.5 million, primarily due to the acquisition of CLAC completed in August 1993. Total premiums attributable to the remaining mix of Medicare supplement and long-term care products decreased $24.0 million, or 10%.

      Net investment income. Net investment income increased $2.5 million, or 6%. Annualized investment yields decreased from 6.8% to 6.3%. The decrease in the investment yield was principally due to the shortening of the Company's average duration and the increased emphasis on tax-exempt securities included in the Company's portfolio.

      Other revenue. Other income and realized investment gains and losses increased $9.3 million, or 52%. The increase in other income was due to the acquisitions of Healthcare Review Corporation ("HRC") and CLAC in August 1993. In addition, the Company realized increased sales to unaffiliated customers by the Medical Utilization Management Division and by its marketing subsidiaries. Realized investment losses decreased $0.9 million, or 69%, from $1.3 million to $0.4 million. The remaining other income generated by the Company's other non-insurance subsidiaries remained relatively unchanged.

      Benefits. Total benefits increased $12.8 million, or 3%. Life and annuity benefits increased $3.5 million, or 9%, due to higher mortality on a closed block of universal life and an increase in in-force business. Accident and health benefits, which include the change in unearned premiums, increased $9.3 million, or 2%. The increase was due primarily to the increased amount of collected premiums. The accident and health loss ratios decreased to 62% from 66%. The improved loss ratios were due primarily to the previously discussed reduction in the group medical claim reserve margins.

      In 1994 and 1993, managed health care efforts resulted in estimated net pre-tax savings to the Company's Group Medical Division of $67.0 million and $41.0 million, respectively. These savings were primarily used to lower the amount of premium increases for policyholders, which the Company believes generally has the effect of decreasing lapse rates of these policies. The principal efforts and their approximate relative contributions to these estimated savings were as follows:

                                                        1993    1994

 PPO networks  . . . . . . . . . . . . . . . . . .       49%     40%
 Precertification  . . . . . . . . . . . . . . . .        5      10
 Large case management . . . . . . . . . . . . . .       32      22
 Usual and customary, rebundling, and prompt pay         14      28
 discounts . . . . . . . . . . . . . . . . . . . .

                                                        100%    100%

      The Company expects to continue to emphasize medical utilization management procedures to control claim costs. Although the Company cannot accurately determine the amount of savings which may be realized from such efforts in the future, the Company believes that it will be increasingly difficult to maintain this level of growth in cost savings due to the efficiencies that have already been achieved.

      Insurance and general expenses. General expenses as a percent of premiums decreased due to the continued emphasis on cost reduction in the Senior Health and Life Division, the Group Medical Division and the Life Insurance Division. However, insurance and general expenses (which includes non-deferred commission compensation to agents) increased $30.0 million, or 18%. The increase was primarily caused by the increase in premium and policy charges and the acquisitions of HRC and CLAC.

      Interest expense.   Interest expense increased due  to the issuance of the
8% Debentures in July 1993 and the increase in other notes payable in 1994.

      Amortization of DAC. Amortization of DAC increased $23.2 million, or 30%. The increase was due primarily to the adjustment in the DAC asset on certain group and individual medical business issued in recent years. Future losses were projected on these blocks of business due primarily to mandated state healthcare reforms. The Company continues to monitor the profitability of its business. Increased lapses or unprofitability on the business could result in an increase in the amortization rate of DAC, which would adversely impact future earnings.

      Income  tax rate.   The  effective tax  rate of  the Company  decreased to
approximately 34% from 35%. The decrease was due to the increased investment in tax-exempt securities included in the Company's portfolio.

      Other. The Company acquired the building containing its corporate headquarters in Schaumburg, Illinois, in January 1994 resulting in the increase in investment real estate. Cash decreased due to increased investment in short-term investments. Reinsurance receivables decreased due to the timing of payments due from reinsurers. DAC decreased as a result of the third quarter write-down and the decrease in new business issued in 1994. General expenses and other liabilities decreased due to the timing of payments for federal income taxes and amounts due to reinsurers. Notes payable increased due to the utilization of the line of credit by the Company.

Fiscal Year 1993 Compared to Fiscal Year 1992

      Net income. The Company's net income increased $29.1 million, from a net loss of $17 million to net income of $12.1 million. The net loss for 1992 was primarily attributable to a $30 million pre-tax write-down of DAC. The remaining increase was due to improved loss ratios on the Medicare supplement business, expense reductions in the Life Insurance Division and increased revenue and margins in the Group Medical Division. Total revenues increased $43.2 million, or 7%. The increase in revenue is due to the increase in premiums and policy charges of $45.9 million which was partially offset by reduced levels of net investment income.

      Premiums and policy charges. Accident and health insurance premiums increased $41.8 million, or 7%. Premiums from major hospital plans increased $56.7 million due to rate increases implemented in 1993, and approximately $11.0 million from the acquisition of CLAC. Offsetting the increase was a decline in Medicare supplement premiums of $9.2 million due to lower than anticipated new sales and a $3.5 million decrease in premiums of specialty health care plans. Life and annuity premiums and policy charges increased $4.1 million due to an increase in new life sales during 1993.

      Net investment income. Net investment income decreased $3.3 million, or 8%. Annualized investment yields decreased from 7.9% to 6.8%. The decrease in investment yield was due to the general decline in current interest rates and a higher quality portfolio with a shortened duration.

      Other revenues. Other income and realized investment gains and losses increased $0.6 million, or 4%. Other income increased $1.9 million due to increased sales to unaffiliated customers in both the Group Medical Division and the Medical Utilization Management Division. Realized investment losses increased $1.3 million due to write-downs on certain mortgage-backed derivative securities.

      Benefits. Total benefits increased $21.7 million, or 5%. Life and annuity benefits decreased $8.2 million or 17% due to the general decline in credited rates during 1993 and improved mortality over the higher levels experienced during 1992. Accident and health benefits, which includes the change in unearned premiums, increased $30.0 million or 8%. The change was primarily due to the 7% increase in accident and health premiums. The Company's accident and health loss ratios were unchanged over 1992 at 66%. The improved loss ratios on the Medicare supplement business were offset by the fourth quarter loss ratio on CLAC business of 79%. The Company is attempting to control claim costs on this block of business by implementing additional managed healthcare efforts.

      In 1993 and 1992, managed healthcare efforts resulted in estimated net savings to the Company's Group Medical Division of $41.0 million and $27.0 million, respectively. These savings were primarily used to lower the amount of premium increases for policyholders, which the Company believes generally has the effect of decreasing lapse rates on these policies. The principal efforts and their approximate relative contributions to these estimated savings were as follows:
                                                        1992    1993
 PPO networks  . . . . . . . . . . . . . . . . . .       64%     49%
 Precertification  . . . . . . . . . . . . . . . .       17       5
 Large case management . . . . . . . . . . . . . .       11      32
 Other . . . . . . . . . . . . . . . . . . . . . .        8      14
                                                        100%    100%

      Amortization of DAC. Amortization of DAC decreased $23.8 million, or 24%. The decrease was due to the $30.0 million pre tax write-down of DAC in the fourth quarter of 1992 primarily on major medical policies sold in the self-employed and small business owner market. The 1993 amortization rate on
Medicare supplement was higher than 1992 because of the accelerated rate increase implementation which occurred in 1993.

      Income tax rate. The Company's effective tax rate was approximately 35% in 1993. The Company recorded a tax benefit for 1992 due to the operating loss incurred. The effective federal income tax rate increased in 1993 due to the Revenue Reconciliation Act of 1993.

      Accounting Standards. Effective January 1, 1993, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." FASB Statement No. 113 requires that reinsurance receivables, including amounts related to claims incurred but not reported, and prepaid insurance premiums, be reported as assets as opposed to reductions in the related liabilities. As a result of the adoption of FASB Statement No. 113, amounts on deposit and due from reinsurers and policy liabilities each increased $19.5 million at December 31, 1993.

      Effective  January  1,  1993,  the Company  also  changed  its  method  of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109 "Accounting For Income Taxes." The cumulative effect of adopting FASB Statement No. 109 was not significant.

      Other. Investments, equipment, policy liabilities, and general expenses and other liabilities increased due to the acquisition of CLAC. Other assets increased primarily due to expenses capitalized in conjunction with the public offering of the 8% Debentures.

DEFERRED POLICY ACQUISITION COSTS

      Under generally accepted accounting principles, a DAC asset is established to match properly the costs of writing new business against the expected future revenues or gross profits from the policies. The costs which are capitalized and amortized consist of first-year commissions in excess of renewal commissions and certain home office expenses related to selling, policy issue, and underwriting.

      The deferred acquisition costs for accident and health policies and traditional life policies are amortized over future premium revenues of the business to which the costs are related. The rate of amortization depends on the expected pattern of future premium revenues for the block of policies. The scheduled amortization for a block of policies is established when the policies are issued. However, the actual amortization of DAC will reflect the actual persistency and profitability of the business. For example, if actual policy terminations are higher than expected or if future losses are anticipated, DAC could be amortized more rapidly than originally scheduled or written-off, which would reduce earnings in the applicable period.

EFFECT OF INFLATION

      In pricing its insurance products, the Company gives effect to anticipated levels of inflation; however, the Company believes that the high rate of medical cost inflation during recent years has had an adverse impact on its major hospital accident and health claims experience. The Company continues to implement rate increases, as permitted by state regulations, in response to this experience.

LIQUIDITY AND CAPITAL RESOURCES

      The  Company's consolidated  liquidity  requirements are  created  and met primarily by operations of its subsidiaries. The insurance subsidiaries' primary sources of cash are premiums, investment income, and investment sales and maturities. The insurance subsidiaries' primary uses of cash are operating costs, policy acquisition costs, payments to policyholders and investment purchases. In addition, liquidity requirements of the holding company are created by the dividend requirements of the $2.125 Preferred Stock, Common Stock dividends, interest payments on the 8% Debentures and other debt service requirements. The Company intends to use a portion of the net proceeds of this offering to redeem all of the outstanding shares of $2.125 Preferred Stock. These liquidity requirements of the holding company have historically been met through dividends from the non-insurance subsidiaries which receive payments primarily from fees charged for administrative and marketing services provided to the Company's insurance subsidiaries and other unaffiliated companies. Dividends from the insurance subsidiaries could be required in the future to meet such liquidity requirements.

      The ability of the insurance subsidiaries to pay dividends and make other payments to the Company is subject to state insurance department regulations which generally permit dividends and other payments to be paid for any twelve month period in amounts equal to the greater of (i) net gain from operations in the case of a life insurance company or net income in the case of all other insurance companies for the preceding calendar year or (ii) 10% of surplus as of the preceding December 31st. Any dividends in excess of these levels require the prior approval of the Director or Commissioner of the applicable state

insurance  department.   The amount  of dividends  that the  Company's insurance
subsidiaries could have paid in 1995 without prior approval was approximately $7.4 million.

      Notwithstanding the foregoing, if insurance regulators otherwise determine that payment of a dividend or any other payment to an affiliate would be detrimental to an insurance subsidiary's policyholders or creditors because of the financial condition of the insurance subsidiary or otherwise, the regulators may block dividends or other payments to affiliates that would otherwise be permitted without prior approval.

      The Company's insurance subsidiaries require capital to fund acquisition costs incurred in the initial year of policy issuance and to maintain adequate surplus levels for regulatory purposes. These capital requirements have been met principally from internally generated funds, including premiums and investment income, and capital contributions from the holding company.

      The Company has offered commission advances to certain of its agents and marketing organizations which consists primarily of annualization of first year commissions. This means that when the first year premium is paid in installments, the Company will advance a percentage of the commissions that the agent would otherwise receive over the course of the first policy year. The Company, through a subsidiary, has entered into agreements with an unaffiliated corporation to provide financing for a portion of its agent commission advance program through the sale of agent receivables. Proceeds from such sales for the nine-month periods ended September 30, 1995 and 1994 were $13.9 million and $17.2 million, respectively. The termination date of the current program is December 31, 1997, subject to extension or termination as provided therein. The Company has retained approximately $14.8 million of agent advances at September 30, 1995.

      In  July 1993 the Company issued $57.5 million  of its 8% Debentures.  Net proceeds from the offering totaled approximately $54.0 million. The 8% Debentures are convertible into the Company's Common Stock at any time prior to maturity, unless previously redeemed, at a conversion price of $11.75 per share. In August 1995, the Company accepted the conversion of $46.9 million of the outstanding 8% Debentures. The effect of the conversion was an increase in stockholders' equity of $45.3 million and a charge of $3.5 million, net of taxes, for payments to converting bondholders and other expenses relating to the conversion.

      In August 1993, a non-insurance subsidiary of the Company borrowed $1.5 million from a commercial bank to finance the acquisition of HRC. Interest on the unsecured note is payable quarterly at the lending bank's prime rate of interest. The note requires principal repayments of $0.08 million per quarter plus interest through July 31, 1998.

      In December 1994, a non-insurance subsidiary of the Company borrowed $0.4 million from a commercial bank to finance the purchase of certain equipment. The note, which is secured by the equipment purchased, bears interest at the lending bank's prime rate of interest and is payable quarterly, with principal payments of $0.02 million, through December 1, 1999.

      In January 1995, an insurance subsidiary of the Company issued a note in the amount of $1.7 million as a portion of the acquisition price of CNL. The principal balance of the note may be reduced by the amount of capital losses incurred by the Company on mortgage loan and real estate holdings of CNL through January 31, 1997. Interest is payable on the note at the average earnings rate of these investments, currently eight percent. The note matures in January 1997.

      Under the March 1995 Term Loan, the Company borrowed $15.0 million from a group of banks to repay amounts borrowed under the Company's Credit Facility in conjunction with the acquisition of CNL. Interest on the March 1995 Term Loan is payable quarterly, currently at five percent. The note, which is unsecured, requires principal payments of $0.5 million plus interest per quarter with a final payment on December 31, 1999.

      In June 1995, a non-insurance subsidiary of the Company borrowed $1.2 million from a commercial bank in order to fund HMO development. Interest on this secured facility is payable monthly at a fixed rate of 8.8%, with principal due at maturity. This facility matures in June, 1996.

      In June 1995 a non-insurance subsidiary of the Company entered into a $1.0 million line of credit arrangement with a commercial bank in order to finance the subsidiary's working capital needs. Interest on this secured facility is payable monthly at the lending bank's prime rate of interest. This facility matures in June 1996.

      Under the August 1995 Term Loan, the Company borrowed $11.1 million from a group of banks to repay amounts borrowed under the Company's Credit Facility to, among other things, fund payments to converting bondholders and other expenses relating to the conversion of the 8% Debentures. Interest on the August 1995 Term Loan is at the prime rate of the lending bank. The unsecured note requires principal repayments of $0.9 million plus interest per quarter through August 31, 1998.

      In September 1995, a non-insurance subsidiary of the Company borrowed $3.3 million from a finance company to finance the purchase of certain equipment. The note, which is secured by the equipment purchased, bears interest at a fixed rate of 7.81% and has principal and interest payments of $0.04 million payable monthly through August 2005.

      The Company's Credit Facility provides a line of credit arrangement for short-term borrowings with three banks amounting to $17.0 million through April 1996, all of which was unused at September 30, 1995. In January 1996, the amount available under the Credit Facility was increased to $27.0 million. The line of credit arrangement can be terminated, in accordance with the agreement, at the Company's option. The Company expects that the Credit Facility will be extended at its maturity.

      The Company's debt agreements include provisions requiring maintenance of minimum working capital and risk based capital and limiting the Company's ability to incur additional indebtedness. The Company's debt agreements also restrict the amount of retained earnings which is available for dividends and require the maintenance of certain minimum insurance company ratings at the Company's subsidiaries.

      In March, June, September and December 1995, the Company's Board of Directors announced a quarterly Common Stock dividend of $.045 cents per share, for a total of 18 cents per share to be paid for 1995.

      Management believes that the diversity of the Company's investment portfolio and the liquidity attributable to the large concentration of investments in highly liquid United States government agency securities provide sufficient liquidity to meet foreseeable cash requirements. See "Business-Investments." Because the Company's insurance subsidiaries experience strong positive cash flows, including monthly cash flows from mortgage-backed securities, the Company does not expect its insurance subsidiaries to be forced to sell the held to maturity investments prior to their maturities and realize material losses or gains. Although the Company has the ability and intent to hold those securities to maturity, there could occur infrequent and unusual conditions under which it would sell certain of these securities. Those conditions would include a significant deterioration of the issuer's creditworthiness, significant changes in tax law affecting the taxation of securities, a significant business acquisition or disposition, and changes in regulatory capital requirements or permissible investments.

      Life insurance and annuity liabilities are generally long-term in nature although subject to earlier surrender as a result of the policyholder's ability to withdraw funds or surrender the policy, subject to surrender and withdrawal penalties. The Company believes its policyholder liabilities should be backed by an investment portfolio that generates predictable investment returns. The Company seeks to limit exposure to risks associated with interest rate fluctuations by concentrating its invested assets principally in high quality, readily marketable debt securities of intermediate duration and by attempting to balance the duration of its invested assets with the estimated duration of benefit payments arising from contract liabilities. See "Business-Investments."

      The Company has entered into an agreement to purchase all of the outstanding stock of Universal Fidelity for a total purchase price of approximately $26.0 million. Closing on the acquisition is subject to the approval of Universal Fidelity's shareholders and to regulatory approval. The transaction is expected to close in the first quarter of 1996. Universal Fidelity's business is primarily senior health insurance, including Medicare supplement, long-term care and other supplemental insurance.

RECENTLY ISSUED ACCOUNTING STANDARDS

      For a discussion of a new investments accounting standard, a new income tax accounting standard and a new reinsurance accounting standard and the impact these standards had on the financial statements of the Company, see Note 2 of Notes to Consolidated Financial Statements.


                                    BUSINESS

PRODUCTS AND SERVICES

      The Company markets and underwrites health insurance, life insurance and annuities and provides medical utilization management services throughout the United States. The Company sells products and provides its services through four marketing divisions: Senior Health and Life Division, Group Medical Division, Life Insurance Division and Medical Utilization Management Division. The Company's distribution systems for its products have increased from approximately 12,000 agents in 1986 to nearly 45,000 agents at the end of 1995.

Senior Health and Life Division

      The products marketed by the Senior Health and Life Division include Medicare supplement, long-term care, home health care, various specialty health coverages, life insurance and annuities. This division markets these products to individuals age 65 and older and underwrites and issues all such products except the life insurance and annuity products which are underwritten and issued by the Life Insurance Division.

      The following table sets forth the earned premiums, losses and loss adjustment expenses incurred and loss ratios for the Company's senior health products. Senior health premiums have been impacted by federally mandated standardized Medicare supplement policies. This standardization began in 1992 and included fixed benefits and reductions in agent commissions, especially in the case of replacement of an existing Medicare supplement policy. During this same period, the Company altered its marketing emphasis, reducing the number of products available for sale in selected states until new products were developed and priced. The combination of these changes had the effect of decreasing new sales revenue for these policies.

                                                        NINE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                           1991    1992    1993    1994  1994     1995

                                      (dollars in thousands)

 Earned premiums (1) .  $298,653 $264,697 $243,482 $225,604 $170,233  $160,782
 Losses and loss adjustment
   expenses(1) . . . .   200,446  176,149  154,561  137,853  109,195   108,404
 Loss ratio  . . . . .       67%      67%    63%       61%      64%      67%

------------
(1) In the Company's statement of consolidated operations, earned premiums represent premiums written, adjusted for reinsurance; the changes in unearned premiums are reflected in benefits, together with losses and loss adjustment expenses. Losses and loss adjustment expenses include losses incurred on insurance policies and the expenses of settling insurance claims, including legal and other related fees and expenses.

      In the Senior Health and Life Division, the Company may adjust health insurance premium rates by class, policy form and state in which the policy is issued, subject to applicable regulation, in order to maintain anticipated loss ratios. Since premium rate increases can have the tendency to increase policy lapses, conservation and customer service activities are emphasized. The Senior Health and Life Division follows a proactive approach involving strict scrutiny of all health premium rates on a monthly basis, including comparisons of pricing structure to actual claims experience by product line and state. This ongoing analysis provides the lead time necessary for the orderly adjustment of premiums.

      Medicare Supplement. Since the inception of the federal Medicare program in 1966, the Company has offered policies designed to supplement Medicare benefits and is now the fourth largest issuer of individual Medicare supplement insurance in the nation, excluding Blue Cross and Blue Shield-related entities, based on direct premiums earned. Medicare supplement policies provide coverage for many of the medical expenses which the Medicare program does not cover, such as deductible and coinsurance costs and specified losses which exceed the Federal program's maximum benefits.

      In 1991, the NAIC defined ten model Medicare supplement policies. In states which have adopted the NAIC model, only those ten policies can be sold. In most states, the Company markets eight of the ten model policies those which the Company believes are most applicable to its target market. All states have adopted either the NAIC model or similar legislation which specifically defines policy models. Sales of the Company's Medicare supplement products increased 17% in the first nine months of 1995 on an annualized premium basis.

      The federal government began a test program in 1992, allowing 15 specified states to participate in a "Medicare Select" program. Medicare Select policies combine the cost advantages of a preferred provider organization with a Medicare supplement policy to provide a reduced premium cost for policyholders. Utilization of specified hospitals, which waive certain deductibles covered by the Medicare supplement policy, allows the Company to reduce the premium charged. In 1995, the federal government expanded the Medicare Select program to all states. Although the market for this product is just developing, the Company sells Medicare Select policies in a number of states and has plans to expand sales nationally.

      Long-Term Care and Home Health Care. The Senior Health and Life Division also offers long-term care and home health care products designed principally for senior citizens. Long-term care policies generally provide specified per day benefits for nursing home confinements, within prescribed limits. Home health care policies provide specified per day benefits for required health services received in the home and comprehensive coverages which provide benefits for all levels of nursing home care, home health care and adult day care. In 1995, the Company developed and introduced a new series of "Independent Choice" long-term care and home health care plans which provide greater flexibility of benefit use and include care coordination features to help lower benefit costs. In the first nine months of 1995, new annualized sales of the Company's long-term care and home health care products increased by nearly 287% from $2.3 million to $8.9 million. The Company's strategy is to cross-sell these products to customers who have already purchased the Company's Medicare supplement product.

      The Company believes that the market for long-term care and home health care could increase if the federal government were to enact proposed tax legislation to provide tax deductibility for long-term care insurance premiums. While these changes have been proposed, the Company cannot predict if or when they will be enacted. See "--Health Care Reform".

      Specialty Health and Other. The Senior Health and Life Division offers various specialty health products which typically are sold in conjunction with the Company's principal health products. These policies include hospital indemnity, private duty nursing and cancer plans. Additionally, the Company intends to develop and market managed care organizations for seniors as the demand for such products expands. The Company believes that the market for senior managed care products will grow as health care costs continue to grow. Currently approximately 10% of Medicare beneficiaries in the nation participate in HMOs. There are many states with very low penetration of managed care in the senior market, including states with a high concentration of Medicare beneficiaries. The Company intends to take advantage of this opportunity by utilizing its strong position in the senior market and its managed care capability to market managed care products to senior citizens.

      Life Insurance and Annuities. The Senior Health and Life Division markets life insurance and annuities which are issued by the Life Insurance Division to individuals age 65 and over. In 1994, the Company began selling smaller face-amount whole life insurance policies specifically designed to cover final expenses for senior citizens, including funeral expenses and other expenses that otherwise would be paid by the insured's family. In the first nine months of 1995, sales of these products increased 174% on an annualized premium basis to $12.6 million from $4.6 million. As part of its cross-selling strategy, the Company automatically offers a pre-approved (already underwritten for issue) cash burial life insurance policy with all Medicare supplement policies issued to customers age 66-79. The Company also offers annuity products specifically designed for seniors. These products provide an attractive investment alternative to seniors, offering higher interest rates than bank savings accounts and certificates of deposit and the ability to receive monthly payouts during retirement years.

      Marketing. The Senior Health and Life Division markets its products and services primarily to individuals age 65 and older through a distribution system which, in 1995, grew from approximately 15,000 agents to nearly 22,000 agents, primarily as a result of the formation in mid-1995 of Markman International, a 50/50 joint venture with Markman Company, which, prior to the joint venture, had established itself as a leading independent marketer of long-term care policies. Markman International is the national marketing and distribution arm of the Senior Health and Life Division. The Company intends to increase further the number of agents used by the Senior Health and Life Division in 1996 and to enhance the Company's cross-selling capabilities through increased agent training and packaging of products. The agents receive extensive product and marketing information from the Company. They also have access, through the Company, to lists of prospective customers turning age 65 in their respective geographic areas and to a direct-mail lead-generation system. By providing its agents with training, sales materials, lead-generation programs and a full range of health and life insurance products designed for senior citizens, the Company intends to increase both sales to new customers and cross-sales to existing policyholders. The agents receive commissions on each sale based on the type of product sold.

Group Medical Division

      The Group Medical Division underwrites and markets small group and individual hospital and medical products, including major hospital and specialty health insurance policies, individually underwritten and issued. For 1993, 1994 and the first nine months of 1995, this division produced health insurance premium revenue of approximately $354.4 million, $435.9 million, and $295.7 million, respectively. This division also derives marketing commission revenue and other fee income through marketing insurance and other products of unaffiliated companies and associations with whom the Company has a marketing relationship. This division's products and services are targeted primarily to self-employed individuals and small business owners. The insureds in this division also become prospects for the Senior Health and Life Division -- when they reach age 65, the Company automatically provides for conversion to a Medicare supplement policy.

      Pre-tax income increased in this division in 1995, as the Company continued to make improvements in its management of the division's block of business through close monitoring of claims costs, increased use of medical provider networks and case management and the implementation of premium rate adjustments as necessary.

      The following table sets forth the earned premiums, losses and loss adjustment expenses incurred and loss ratios for the Group Medical Division's products. The Company's loss ratios have varied over the years reflecting changes in medical claim costs and the frequency of benefit utilization by its insureds.

                                                         NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                           1991    1992    1993     1994    1994      1995
                                       (dollars in thousands)
 Earned premium (1)  .   $294,431 $302,881 $375,275 $443,599 $333,788 $309,615
 Losses and loss adjustment
   expenses(1) . . . .    176,222  200,781  251,955  279,419  214,058  195,085
 Loss ratio  . . . . .        60%      66%      67%      63%      64%      63%



(1) In the Company's statement of consolidated operations, earned premiums represent premiums written, adjusted for reinsurance; the changes in unearned premiums are reflected in benefits, together with losses and loss adjustment expenses. Losses and loss adjustment expenses include losses incurred on insurance policies and the expenses of settling insurance claims, including legal and other related fees and expenses.

      As in the Senior Health and Life Division, the Company may, in the Group Medical Division, adjust health insurance premium rates by class, policy form and state in which the policy is issued, subject to applicable regulation, in order to maintain anticipated loss ratios. Since premium rate adjustments can have the tendency to increase policy lapses, conservation and customer service activities are emphasized. As with the Senior Health and Life Division, the Group Medical Division follows a proactive approach involving strict scrutiny of health premium rates on a monthly basis. The matching of pricing structure with actual claims experience varies by product line and state. This ongoing analysis provides the lead time necessary for the orderly adjustment of premiums.

      The Group Medical Division intends to focus its efforts on increasing administrative efficiency and claims-cost containment on its existing block of business through, among other things, increased use of the Medical Utilization Management Division's services, continued development of medical provider networks and continued migration of its fee-for-service indemnity health insurance customers to managed care products. As the regulatory environment changes, the Company will evaluate growth opportunities in this market.

      Major Hospital. The Company offers major hospital insurance plans on an individual basis and on a group trust (multiple employer trust) and association basis and has issued master policies for such plans to several trusts and associations. These plans are designed to cover in-hospital expenses for self-employed individuals, small business owners, employees and their families. Hospital, surgical and other medical expenses are covered on an expense incurred basis with certain benefit limits after a prescribed deductible. The Company provides products with alternatives such as increased deductibles and different benefit structures designed to enable policyholders to maintain insurance protection without increased premium rates. In 1994, the Company introduced "ChoicePlus," a product which combines HMO-type wellness features within a specific provider network along with in-network and out-of-network indemnity benefits.

      In December 1991, the NAIC adopted the Small Employers Availability Act (the "SEA Act"). The SEA Act affects the rating and underwriting methodology that can be applied to insurance coverage sold to small employers, generally categorized as those employing 25 people or less. In response to the SEA Act, the Company has modified and continues to modify its new products for sale in those states that have adopted or are adopting the SEA Act or other health care reforms.

      Other. The Group Medical Division also derives revenue through sales of products of unaffiliated insurance companies and other associations with whom the Company has a marketing relationship. These products include medical insurance for medium-sized groups (50 or more), employer self-funded plans, flexible premium universal life insurance, disability income protection and annuities. The Group Medical Division also markets HMO products in areas where these products have a significant competitive advantage over traditional indemnity insurance products. The HMO products are sold in selected states through marketing relationships with regional HMOs. In addition to commission revenue, sales of these HMOs provide the sales force with opportunities to cross-sell the Company's other products. This division also markets membership benefit packages to various national associations. These packages include discounts on dental services, hotels/motels, airfares, prescription drugs, vision and hearing aid equipment and other services.

      Marketing. The Group Medical Division markets its products and services primarily to self-employed individuals and small business owners. In 1995, approximately 81% of this division's products was sold through a sales force of approximately 1700 career agents, and the remaining 19% was sold through a brokerage system of 6,000 independent agents. These agents receive leads through the Company's telemarketing subsidiary and compensation in the form of commissions.

      The Company's acquisition of Continental Marketing Corporation in connection with the 1993 acquisition of CLAC added an efficient broker-to-broker telemarketing distribution system to the Group Medical Division. This system utilizes experienced sales representatives who contact brokers by phone to promote the Company's products and provide the brokers with sales and marketing assistance. The brokers are compensated for their sales through commissions; the telemarketing representatives receive salaries from the Company and bonuses based on meeting certain sales objectives.

Life Insurance Division

      The Life Insurance Division's products include traditional life (term and whole life), universal life and interest sensitive insurance and annuities. Substantially all of the Company's life insurance policies are individually underwritten and issued. This division's products and services are targeted primarily to the middle income market. In addition, this division underwrites, issues and administers the life insurance and annuity products marketed by the Senior Health and Life Division. This division grew significantly when the Company acquired CNL in January 1995.

      The  following  table  sets  forth  the  breakdown  of  premiums collected
(including receipts not related to policy charges) among traditional life policies, interest sensitive and universal life policies and annuities for the periods shown:

                                                    NINE MONTHS ENDED
                        YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                     1991     1992    1993     1994    1994      1995
                                      (in thousands)
 Traditional . .   $17,968  $20,300  $26,353  $32,238  $23,028  $37,946
 Interest Sensitive
   and Universal
   Life Policies    20,676   18,399   16,300  17,590   13,835   23,721
 Annuities . . .    13,479    6,212   10,004  22,807   18,805   15,651
 Total . . . . .   $52,123  $44,911  $52,657 $72,635  $55,668  $77,318

For the fiscal year 1993, premiums collected from the Company's life insurance products were approximately 24% first year and 76% renewal, the fiscal year 1994 premiums were approximately 28% first year and 72% renewal, and for the first nine months of 1995 premiums collected were approximately 24% first year and 76% renewal.

      The Company's gross life insurance in force was as follows at the dates shown:

                                AT DECEMBER 31,           AT SEPTEMBER 30,
                        1991     1992     1993     1994     1994     1995
                                          (in millions)
 Traditional . . .    $ 7,507  $ 8,757  $10,320  $ 10,803  $10,346  $14,411
 Interest Sensitive
 & Universal
   Life Policies .      1,634    1,582    1,503     1,779    1,574    2,478
 Total . . . . . .    $ 9,141  $10,339  $11,823  $ 12,582  $11,920  $16,889

      Traditional Life. The largest portion of the Life Insurance Division's business is in term life insurance. The Company specializes in face amounts of $100,000 to $500,000, sold to middle income families. Marketed under the name "Super Saver Term," this series features low cost 5-, 10- and 15-year term life insurance products.

      For a number of years, the Company has offered individually underwritten insurance on lives of persons who, to varying degrees, do not meet the requirements of standard insurability. Higher premiums are charged for these "impaired" or "substandard" lives, and, where the amount of insurance is large or the risk is significant, a portion of the risk is reinsured. Approximately 10% of the Company's in-force life insurance could be categorized as "impaired risk."

      Interest Sensitive Life and Universal Life. The Company's interest sensitive and universal life insurance products provide life insurance with rates of return which are adjusted in relation to prevailing interest rates. The policies permit the Company to change the rate of interest credited to the policy from time to time. Universal life insurance products credit current interest rates to cash value accumulations, permit adjustments in benefits and premiums at the policyholder's option, and deduct mortality and expense charges monthly. Under other interest sensitive policies, premiums are flexible, allowing the policyholders to vary the frequency and amount of premium payments, but typically death benefit changes are not made by the policyholders. Some universal life products offer lower premiums for non-smokers in good health. For both universal life and other interest sensitive policies, surrender charges, if any, are deducted from the policyholder's account value at the time of surrender. No surrender charges are deducted if death benefits are paid or if the policy remains in-force for a specified period.

      The Company's "Interest Sensitive Series" includes whole life policies ideally suited for the impaired risk market. This product series provides permanent protection with a fixed, guaranteed level premium and an interest rate persistency bonus. The "Financial Lifestyle II" is a highly flexible back-load universal life policy providing low-cost protection with tax-deferred cash accumulation.

      Annuities. The Company offers single and flexible premium deferred annuities. An annuity contract generally involves the accumulation of premiums at a compound interest rate until the maturity date, at which time the policyholder can choose one of the various payment options. Options include periodic payments during the annuitant's lifetime or the lifetime of the annuitant and spouse, with or without a guaranteed minimum period; periodic payments for a fixed period regardless of the survival of the annuitant; or lump sum cash payment of the accumulated value. The Company's annuities typically provide for the crediting of interest at rates set from time to time by the Company.

      Marketing.  The Life Insurance Division markets its products primarily  to individuals in middle income levels through a nationwide network of approximately 100 BGAs and MGAs who in turn contract with approximately 15,000 brokers and general agents. In addition, at the end of 1995, the Company signed a marketing agreement with a national marketing company with approximately 25,000 agents to distribute a new term insurance product with an income benefit rider. The Company's BGAs, MGAs and agents receive compensation through sales commissions.

Medical Utilization Management Division

      The Medical Utilization Management Division provides a number of health care coordination services to assist in the management of medical costs for insurance companies, government agencies, self-insured businesses, unions, HMOs and third party administrators, as well as the Company's Group Medical Division. The services provided by this division include precertification of inpatient and outpatient medical care, case management, high-risk maternity review, long-term care case management and the development and management of HMOs and PPOs. These services are designed to provide negotiated medical provider rates along with close review of utilization in order to impact positively total medical costs without adversely affecting the quality of care.

      The July 1995 purchase of ACMG, an Ohio-based healthcare management company, increased revenues by $2.2 million in the first nine months of 1995 and provided the Company with the capacity and expertise to develop and manage PPOs, HMOs and EPOs. During 1996, the Company currently expects to have a limited number of HMOs and EPOs operational in selected states where the Company has significant concentrations of policyholders and the market for managed care is undeveloped, although no assurance to that effect can be given. These HMOs and EPOs will be marketed by the Company's Group Medical Division as part of the Company's strategy to migrate its fee-for-service indemnity insurance customers to managed care products. In addition, the Company will use a similar strategy to develop PPOs and HMOs (Medicare Risk Contracts) for the Senior Health and Life Division.

      This division has also provided significant claims expense savings for the Group Medical Division, realizing claims savings for the Company of over $22.0 million in 1995 through programs such as utilization review and case management. These savings were primarily passed on to customers in the form of more competitive premium rates which the Company believes generally has the effect of increasing customer retention.

      Revenues for this division increased 50% to $11.0 million in the first nine months of 1995, compared to $7.3 million in the first nine months of 1994, due to increased sales and the July 1995 acquisition of ACMG.

      Marketing.   This division markets  its services  to insurance  companies, self-insured  employers,  unions, third-party  administrators,  HMOs  and  PPOs.

Utilization management professionals conduct direct selling activities and respond to requests for proposals from insurance companies, large employers and consulting companies.

PREMIUM DISTRIBUTION

      The Company's insurance subsidiaries collectively are licensed to sell insurance in 49 states and the District of Columbia. The importance to the Company of particular states may vary over time as the composition of its agency network changes. The geographic distribution of collected premiums (before reinsurance) of the Company's subsidiaries in the first nine months of 1995 was as follows:

                                    TOTAL             PERCENT

                                    (dollars in thousands)

           Texas                 $  53,235            9.5%
           Florida                  48,242            8.6
           California               39,759            7.1
           Illinois                 38,896            7.0
           North Carolina           25,344            4.5
           New Jersey               18,815            3.4
           Ohio                     17,714            3.2
           Georgia                  17,419            3.1
           Pennsylvania             17,235            3.1
           Mississippi              17,190            3.1
           Other (1)               265,307           47.4
                     Total        $559,155          100.0%

(1) Includes 39 other states, the District of Columbia, and certain U.S. territories and foreign countries, each of which accounts for less than 3% of collected premiums.

UNDERWRITING

   A major portion of the Company's insurance coverages are individually underwritten to assure that policies are issued by the Company's insurance subsidiaries based upon the underwriting standards and practices established by the Company. Applications for insurance are reviewed to determine if any additional information is required to make an underwriting decision, which depends on the amount of insurance applied for and the applicant's age and medical history. Such additional information may include medical examinations, statements from doctors who have treated the applicant in the past and, where indicated, special medical tests. If deemed necessary, the Company uses investigative services to supplement and substantiate information. For certain coverages, the Company may verify information with the applicant by telephone. After reviewing the information collected, the Company either issues the policy as applied for, issues the policy with an extra premium charge due to unfavorable factors, issues the policy excluding benefits for certain conditions for a period of time or rejects the application. For certain of its coverages, the Company has adopted simplified policy issue procedures in which the applicant submits a simple application for coverage typically containing only a few health related questions instead of a complete medical history.

   In common with other life and health insurance companies, the Company may be exposed to the risk of claims based on AIDS. The Company's AIDS claims to date have been insignificant. Because of its emphasis on policies written for the senior citizen market and its underwriting procedures and selection processes, the Company believes its risk of AIDS claims is less than the risk to the industry in general.

REINSURANCE

   The Company's insurance subsidiaries reinsure portions of the coverages provided by their insurance products with other insurance companies on both an excess of loss and co-insurance basis. Co-insurance generally transfers a fixed percentage of the Company's risk on specified coverages to the reinsurer. Excess of loss insurance generally transfers the Company's risk on coverages above a specified retained amount. Under its excess of loss reinsurance agreements, the maximum risk retained by the Company on one individual in the case of life insurance and accident and health insurance is $250,000.

   Reinsurance agreements are intended to limit an insurer's maximum loss on the specified coverages. The ceding of reinsurance does not discharge the primary liability of the original insurer to the insured, but it is the practice of insurers (subject to certain limitations of state insurance statutes) to account for risks which have been reinsured with other approved companies, to the extent of the reinsurance, as though they are not risks for which the original insurer is liable. See Note 6 of Notes to Consolidated Financial Statements.

   The Company has occasionally used assumption reinsurance to acquire blocks of business from other insurers. In addition, the Company has from time to time entered into agreements to assume certain insurance business from companies for which it is marketing insurance products. The Company intends to continue these programs if they assist in expanding product lines and marketing territories and contribute to profitability.

ACQUISITIONS

   The Company believes that current trends in the life and health insurance industry will provide opportunities for continued acquisitions and consolidations. Larger companies are reducing administrative costs by divesting divisions and blocks of life and health insurance business which do not fit their overall strategies and are focusing on two or three core product lines to improve efficiency and gain competitive advantage. Additionally, smaller, less efficient companies with less capital at their disposal are experiencing increasing difficulty in remaining competitive; regulatory requirements add significant costs which may not be able to be absorbed by smaller companies; capital requirements have increased due to the imposition of risk-based capital ratios by regulatory agencies; state healthcare reform programs are squeezing health insurance profit margins; the costs of necessary information processing systems have increased; and smaller companies cannot access capital markets to finance additional growth.

The following table  summarizes the recent significant acquisitions made  by the
Company:

 ACQUISITIONS              DATE OF              TYPE OF BUSINESS
                           ACQUISITION

 Continental Life &        August 1993          Small group medical
 Accident Company                               insurance; became part of the
                                                Group Medical Division.
 Healthcare Review         August 1993          Health care management
 Corporation                                    company; became part of the
                                                Medical Utilization
                                                Management Division.

 Connecticut National      January 1995         Interest sensitive and
 Life Insurance Company                         universal life insurance;
                                                became part of the Life
                                                Insurance Division.

 Western Fidelity          July 1995            Major medical products;
 Insurance Company (block                       became part of the Group
 of business)                                   Medical Division.
 ACMG, Inc.                July 1995            Health care management
                                                company; became part of the
                                                Medical Utilization
                                                Management Division.

 Universal Fidelity Life   pending              Medicare supplement carrier;
 Insurance Company                              to become part of the Senior
                                                Health and Life Division.

   In August 1993, the Company acquired, and added to the Group Medical Division, CLAC, a small group medical insurer. In 1994 and 1995, the administration of this subsidiary was consolidated with the Company's other health insurance operations. In addition to CLAC, this acquisition included the purchase of Continental Marketing Corporation which added an efficient broker-to-broker telemarketing distribution system to the Group Medical Division.

   In August 1993, the Company also acquired, and added to the Medical Utilization Management Division, HRC, a health care management company headquartered in Louisville, Kentucky. HRC's largest client is the Kentucky Medicaid program. In addition to adding to the revenue and client base of the Medical Utilization Management Division, HRC's Louisville facility has become the division's headquarters.

   In January 1995, the Company acquired, and added to the Life Insurance Division, CNL, a $350 million asset company, which had issued primarily interest sensitive and universal life insurance products. Through administrative consolidation which resulted in overall expense reduction for the Life Insurance Division, this acquisition added $1.5 million in pre-tax income before interest to the Life Insurance Division in the first nine months of 1995. This acquisition also increased the distribution system of the Life Insurance Division.

   In July 1995, the Company acquired, and consolidated into the Group Medical Division's administrative facility in Dallas, Western Fidelity Insurance Company's $42 million block of major medical policies. The Company was able to integrate substantially all of this business into its operations within one month.

   In July 1995, the Company also acquired, and added to the Medical Utilization Management Division, ACMG, an Ohio-based health care management company. This acquisition is expected to increase the annual revenue of the Medical Utilization Management Division and to enhance the Company's capacity to establish HMOs and EPOs. See "-- Products and Services."

   In the first quarter of 1996, the Company expects to acquire Universal Fidelity, a company which markets and underwrites primarily Medicare supplement products to senior citizens in Oklahoma and Texas. Universal Fidelity generated approximately $32 million in annual premium revenue in 1995 (on a statutory basis). The approximately 30,000 Universal Fidelity Medicare supplement policyholders also provide potential for increased profitability through cross-selling of long-term care, home health care and other products.

INVESTMENTS

         The Company's investment policy is to balance its portfolio between long-term and short-term investments so as to achieve investment returns consistent with preservation of capital and maintenance of liquidity adequate to meet payment of policy benefits and claims. Current policy is to invest primarily in fixed income securities of the U.S. government and its agencies and authorities, and in fixed income corporate securities with investment grade ratings of Baa3 and/or BBB- or better. At September 30, 1995, less than 1% of the Company's total investment portfolio and less than 1% of its statutory admitted assets were below investment grade or unrated. The Company has a policy to invest no more than 4% of its statutory admitted assets in fixed income securities below investment grade or unrated. At September 30, 1995, the Company had invested assets of $1,016.7 million, compared to $723.8 million at December 31, 1994. The Company manages all of its investments internally with resource and evaluation assistance provided by independent investment consultants.


         The following table provides information on the Company's investments as of September 30, 1995.

                                                  AT SEPTEMBER 30, 1995
                                                 (DOLLARS IN THOUSANDS)
                                           Carrying Value(1)    Fair Value(1)
 TYPE OF INVESTMENT:                      Amount     Percent    Amount   Percent
 Fixed maturities to be held to
 maturity:
   U.S. Treasury . . . . . . . . . . .   $  8,526       1%    $  8,368     1%
   States and political subdivisions .      8,858       1        8,932     1
   Foreign governments . . . . . . . .      2,994       *        2,982     *
   Corporate securities  . . . . . . .    143,766      14      143,872    14
   Mortgage-backed securities  . . . .    201,704      20      198,021    20
        Total fixed maturities to be      365,848      36      362,175    36
   held to maturity  . . . . . . . . .

 Fixed maturities available for sale:
   U.S. Treasury . . . . . . . . . . .     43,580       4       43,580     4
   States and political subdivisions .     28,526       3       28,526     3
   Foreign governments . . . . . . . .      3,822       *        3,822     *
   Corporate securities  . . . . . . .    233,625      23      233,625    23
   Mortgage-backed securities  . . . .    175,752      17      175,752    17
        Total fixed maturities            485,305      47      485,305    47
   available for sale  . . . . . . . .

         Total fixed maturities  . . .    851,153      83      847,480    83

 Equity securities . . . . . . . . . .     19,741       2       19,741     2
 Real estate . . . . . . . . . . . . .     17,731       2       17,731     2
 Mortgage loans  . . . . . . . . . . .      9,408       1        9,408     1
 Policy loans  . . . . . . . . . . . .     79,019       8       79,019     8
 Short-term investments  . . . . . . .     39,862       4       39,862     4

              Total Investments  . . . $1,016,914     100%  $1,013,241   100%

______________________

*   less than one percent
(1) Carrying value for fixed maturity investments designated as available for sale equals fair value.

        The following table provides information on the credit quality and average lives of the Company's fixed maturity portfolio as of September 30, 1995.

                            FIXED MATURITY PORTFOLIO
                             (dollars in thousands)

                                     AT SEPTEMBER 30, 1995
                                     CARRYING
                                      VALUE    PERCENT
 Credit Quality--S&P (or
 equivalent) rating:

 AAA . . . . . . . . . . . . . . .  $399,510        47%
 AA+, AA, AA-  . . . . . . . . . .    67,663         8
 A+, A, A- . . . . . . . . . . . .   242,686        29
 BBB+, BBB, BBB-*  . . . . . . . .   137,663        16
 Below investment grade  . . . . .     2,850         *
 In default  . . . . . . . . . . .       781         *
   Total . . . . . . . . . . . . .  $851,153       100%

 Average Lives

 One year or less  . . . . . . . .  $ 35,766        4%
 Over one year through five years    291,594        34
 Over five years through ten years   416,292        49
 Over ten years  . . . . . . . . .   107,501        13
   Total . . . . . . . . . . . . .  $851,153       100%

*       Less than one percent.

      Fixed Maturity Investments. With the adoption of risk-based capital rules and consumer concerns over insurance company solvency and financial stability, the asset quality of insurance companies' investment portfolios has become of greater concern to policyholders and has come under closer scrutiny by insurance regulators and investors. The investment objectives of the Company are to maximize investment yield without sacrificing high investment quality and matched liquidity.

      Investments in below-investment grade fixed maturity securities generally have greater risks (and potentially greater returns) than other corporate fixed maturity investments. Risk of loss upon default by the issuer is significantly greater for these securities because they are often unsecured and are often subordinated to other creditors of the issuer, and because these issuers usually have high levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than are investment grade issuers. Also, the market for below-investment grade securities is less liquid and not as actively traded as the market for investment grade securities.

      The Company continually evaluates the creditworthiness of each issuer of securities held in its portfolio. When the fair value of an individual security declines materially, or when the Company's ongoing evaluation indicates that it may be likely that the Company will be unable to realize the carrying value of its investment, a determination is made as to the extent to which such declines are attributable to changing market expectations regarding general interest rates and inflation and other factors, such as a perceived increase in the credit risk of the issuer, a general decrease in a particular industry sector or an overall economic decline. If the decline in value is other than temporary, and the carrying amount of the investment is reduced to its fair value based principally on available market prices, the amount of the reduction is reported as a realized loss on investments and the net fair value becomes the new cost basis of the investment. In addition, the Company reverses any accrued interest income previously recorded for the investment and records future interest income only when cash is received.

      Yields recognized in future periods on such investments may be less than yields recognized on other investments and will be less than the yield expected when the fixed maturity security was originally purchased. The effect on net income from declines in interest income and portfolio yield from impaired securities in future periods will depend on many factors, including, for life insurance business, the level of interest rates credited to policyholder account balances. In as much as interest rates credited to the Company's policyholders are typically only guaranteed for one year, the Company does not expect any material adverse effect on net income in future periods from declines in yields from impaired securities.

      Mortgage-Related Securities. At September 30, 1995, the Company had $373.4 million (or 45% of its fixed maturities portfolio) in mortgage-related securities compared to $293.5 million at December 31, 1994 (or 48% of its fixed maturities portfolio). The mortgage-related securities are invested primarily in U.S. government agency and non-agency pass-through certificates and various components of U.S. government agency and non-agency collateralized mortgage obligations ("CMOs"). CMOs are bonds that are collateralized by U.S. government agency or non-agency whole loan mortgages and mortgage pass-through securities. The yield characteristics of mortgage-related securities differ from those of traditional fixed income securities. The major differences typically include more frequent interest and principal payments, usually monthly, and the possibility that prepayments of principal may be made at any time. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. The yields to maturity of the mortgage-related securities will be affected by the actual rate of payment (including prepayments) of principal of the underlying mortgage loans. In general, prepayments on the underlying mortgage loans, and subsequently the mortgage-related securities backed by these loans, increases when the level of prevailing interest rates declines significantly below the interest rates on such loans. When declines in interest rates occur, the proceeds from the prepayment of such securities may be reinvested at lower rates than the Company was earning on such securities.

      The Company's mortgage-related securities portfolio is well diversified as to collateral, maturity, duration and other characteristics. The majority of the mortgage-related securities portfolio has the guarantee or backing of agencies of the United States government. Generally, the mortgage-related securities consist of pools of single-family, residential mortgages. At September 30, 1995, the Company's mortgage-related securities portfolio included $101.9 million of CMOs and pass-through certificates issued by non-government agencies (27.3% of total mortgage-backed securities) compared to $84.0 million at December 31, 1994 (28.6% of total mortgage-backed securities). The majority of these holdings are senior securities in the CMO structures which are collateralized by first mortgage liens on single family residences and which have investment grade ratings of Baa3 and/or BBB- or higher. The creditworthiness of these securities is based solely on the underlying mortgage loan collateral and credit enhancements in the form of senior/subordinated structures, letters of credit, mortgage insurance or surety bonds. The underlying mortgage loan collateral principally consists of whole loan mortgages that exceed the maximum imposed by both the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. Therefore, the collateral tends to be concentrated in states with the greatest number of higher priced single family residences, including California, New York, New Jersey, Maryland, Virginia and Illinois.

      At September 30, 1995, the Company held $17.6 million carrying value ($14.9 million fair value) of inverse floater and interest-only tranches of CMOs. These derivative securities were acquired to protect the Company in the event of adverse interest rate fluctuations. The yields and fair values of these securities are generally more sensitive to changes in interest rates and prepayments than other mortgage-related securities.

      The following table summarizes the components of the Company's mortgage-related securities portfolio at December 31, 1994, and September 30, 1995:

                                   AT DECEMBER 31, 1994    AT SEPTEMBER 30,1995
                                      CARRYING    FAIR      CARRYING     FAIR
                                       VALUE      VALUE      VALUE      VALUE
                                                   (IN THOUSANDS)
 Inverse floaters and interest-only
   CMO tranches  . . . . . . . . . .  $  14,961  $   8,940  $  17,607  $ 14,934
 Other CMOs:
   U.S. government agency  . . . . .    148,366    137,138    201,173   199,276
   Non-agency  . . . . . . . . . . .     29,299     27,404     46,177    46,631
       Total other CMOs  . . . . . .    177,665    164,542    247,350   245,907
 U.S. government agency pass-through     41,444     39,414     56,504    56,412
 Non-agency pass-through . . . . . .     54,601     50,555     55,995    56,520
 Total mortgage-backed securities  .  $ 288,671  $ 263,451  $ 377,456  $373,773

POLICY LIABILITIES

      The Company records reserves for future policy benefits to meet future obligations under outstanding policies. These reserves are amounts which are calculated to be sufficient to meet policy and contract obligations as they mature. The amount of reserves for insurance policies is calculated using assumptions for interest, mortality and morbidity, expenses and withdrawals.
Reserves are established at the time the policy is issued and adjusted periodically based on reported and unreported claims or other information. See
Note 1 of Notes to Consolidated Financial Statements.

COMPETITION

      The insurance business is highly competitive and includes a large number of insurance companies, many of which have substantially greater financial resources and larger and more experienced staffs than the Company. The Company competes with other insurers to attract and retain the allegiance of its independent agents and marketing organizations who at this time are responsible for most of the Company's premiums. Methods of competition include the Company's ability to offer competitive products and to service these programs efficiently. Other competitive factors applicable to the Company's business include policy benefits, service to policyholders and premium rates.

HEALTH CARE REFORM

      Many proposals have been introduced in Congress and various state legislatures to reform the present health care system. Most of these proposals are specifically directed at the small group health care market, a significant portion of the Company's health business. At present, most health care reform, other than that related to the Medicare program, is taking place at the state level. A number of states have passed or are considering legislation that would limit the differentials in rates that insurers could charge between new business and renewal business with respect to similar demographic groups. State legislation also has been adopted or is being considered that would make health insurance available to all small groups by requiring coverage of all employees and their dependents, by limiting the applicability of pre-existing conditions exclusions, by requiring insurers to offer a basic plan exempt from certain mandated benefits as well as a standard plan and by establishing a mechanism to spread the risk of high risk employees to all small group insurers.

      At the federal level, the current focus of healthcare reform is related to the federal Medicare program and efforts to control expenditures. From time to time there are significant federal legislative developments with respect to long-term care and Medicare coverage. The Federal Omnibus Budget Reconciliation Act of 1990 ("COBRA '90") required that Medicare supplement policies provide for guaranteed renewability and waivers of pre-existing condition coverage limitations under certain circumstances. In addition, the NAIC has recently adopted model long-term care policy language providing nonforfeiture benefits and has proposed a rate stabilization standard for long-term care policies. Among the proposals currently pending in the U.S. Congress are the implementation of certain minimum consumer protection standards for inclusion in all long-term care policies, including guaranteed renewability, protection against inflation and limitations on waiting periods for pre-existing conditions. These proposals would also prohibit "high pressure" sales tactics in connection with long-term care insurance and would guarantee consumers access to information regarding insurers, including lapse and replacement rates for policies and the percentage of claims denied. Other pending legislation would permit premiums paid for long-term care insurance to be treated as tax-deductible medical expenses, with the amount of the deduction increasing with the age of the taxpayer. The Company cannot predict with certainty the effect any such proposals, if adopted, or legislative developments could have on its business and operations. It is likely that health care reform at the federal and state levels will require the Company to make significant changes to the way it conducts its health insurance business. See "Risk Factors -- Insurance

Regulation." The Company has already initiated activity to prepare for expected legislation. For example, the Company has begun to establish HMOs for Medicare managed care programs which are expected to be included in federal Medicare reform programs.

GOVERNMENT REGULATION

      The Company and its insurance subsidiaries are subject to extensive governmental regulation and supervision in each of the jurisdictions in which it or its subsidiaries conduct business. Such regulation vests in governmental agencies broad regulatory, supervisory and administrative power with respect to the Company's business, including premium rate levels, premium rate increases, policy forms, minimum loss ratios, dividend payments, claims settlement, licensing of insurers and their agents, capital adequacy, transfer of control, the amount and type of investments the Company may have, reserve requirement, solvency standards, trade practices and periodic examinations. Such regulations are primarily intended to protect policyholders and not investors. The Company's accident and health coverages generally are subject to rate regulation by state insurance departments which in certain cases require that certain minimum loss ratios be maintained.

      The states in which the Company is licensed have the authority to change the minimum mandated statutory loss ratios to which the Company is subject, the manner in which these ratios are computed and the manner in which compliance with these ratios is measured and enforced. Loss ratios are commonly defined as incurred claims and increases in policy reserves divided by earned premiums. Most states in which the Company writes insurance have adopted the loss ratios recommended by the NAIC. The Company is unable to predict the impact of (i) any changes in the mandatory statutory loss ratios for individual or group policies to which the Company may become subject, (ii) any changes in the minimum loss ratios for individual, group or Medicare supplement policies, or (iii) any change in the manner in which these minimums are computed or enforced in the future. The Company has not been informed by any state that it does not meet mandated minimum ratios, and the Company believes that it is in compliance with all such minimum ratios. In the event the Company is not in compliance with minimum statutory loss ratios mandated by regulatory authorities with respect to certain policies, the Company may be required to reduce or refund premiums, which could have a material adverse effect upon the Company.

      Certain states also have insurance holding company laws which require registration and periodic reporting by insurance companies controlled by other corporations licensed to transact business within their respective jurisdictions. The Company's insurance subsidiaries are subject to such laws and are registered as controlled insurers in those jurisdictions in which such registration is required. Such laws vary from state to state but typically require periodic disclosure concerning the corporation which controls the registered insurers and all subsidiaries of such corporation, and prior notice to, or approval by, the state insurance department of intercorporate transfers of assets and other transactions (including payments of dividends in excess of specified amounts by the insurance subsidiary) within the holding company system.

EMPLOYEES

      As of December 31, 1995, the Company employed approximately 1,830 persons on a full-time basis. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

      The Company and its subsidiaries are named as defendants in various legal actions, some claiming significant damages, arising primarily from claims under insurance policies, disputes with agents, and other matters. The Company's management and its legal counsel are of the opinion that the disposition of these actions will not have a material adverse effect on the Company's financial position.

PROPERTIES

      The principal executive offices of the Company are located in Schaumburg, Illinois in a building purchased by the Company in January 1994. The Company, through a subsidiary, owns three buildings in Rockford, Illinois and, through another subsidiary, also owns a building in the Dallas, Texas metropolitan area which currently serves as the main administrative office for the Group Medical Division. The Company leases the offices of its other regional service centers. The executive and administrative offices of Manhattan National Life are located in Cincinnati, Ohio, in leased space. The headquarters of the Company's Medical Utilization Management Division are located in Louisville, Kentucky in leased space. The Company believes these facilities will adequately serve its needs for the foreseeable future and could accommodate expansion of the Company's business.

                            MANAGEMENT AND DIRECTORS

      The executive officers and directors of the Company are as follows:

Peter W. Nauert . . . . . . . . .    52      Chairman,  Chief Executive  Officer
                                             and Director
Charles R. Scheper  . . . . . . .    43      President  Life    Insurance
                                             Operations and Director
Thomas J. Brophy  . . . . . . . .    60      President Health Insurance
                                             Operations and Director
Ernest T. Giambra, Jr.  . . . . .    48      Executive Vice President and  Chief
                                             Marketing Officer
William B. Van Vleet  . . . . . .    71      Director and General Counsel
                                             Emeritus
Anthony J. Pino . . . . . . . . .    48      Executive Vice President
Philip J. Fiskow  . . . . . . . .    39      Senior Vice President and  Chief
                                             Investment Officer
Mark S. Fischer . . . . . . . . .    39      Vice President
David I. Vickers  . . . . . . .      34      Vice President, Treasurer and Chief
                                             Financial Officer
Michael A. Cavataio . . . . . . .    52      Director and Vice Chairman
Richard R. Haldeman . . . . . . .    53      Director
R. Richard Bastian, III . . . . .    49      Director
Karl Heinz Klaeser  . . . . . . .    64      Director
Michael K. Keefe  . . . . . . . .    51      Director
Robert F. Nauert  . . . . . . . .    71      Director
Carl A. Hulbert . . . . . . . . .    72      Director

      All executive officers are elected annually and serve at the pleasure of the Board of Directors. Certain of the executive officers have employment agreements with the Company. The Company's Board of Directors is divided into three classes, each of which serves for a three year term.

      Peter W. Nauert has been Chief Executive Officer and a director of the Company since its incorporation in 1982. He was President of the Company from 1982 to 1988 and 1991 to 1995, and became Chairman of the Company in 1988. Since 1968, Mr. Nauert has been employed in an executive capacity by one or more of the Company's insurance subsidiaries.

      Charles R. Scheper was elected President--Life Insurance Operations of the Company in March 1995. He was Vice President of the Company from 1991 to March 1995 and was Chief Financial Officer from May 1993 to December 1993. In March 1992, he was elected Executive Vice President. Since February 1992, he has been President and Vice Chairman of the Board of Manhattan National Life, a subsidiary of the Company. Prior to the Company's acquisition of Manhattan National Life, Mr. Scheper was Manhattan National Life's Senior Vice President and Chief Financial Officer, a position which he held from May 1987 until the acquisition. Prior to joining Manhattan National Life, Mr. Scheper was with Union Central Life Insurance Company from 1979, having served as Vice President and Controller since 1985.

      Thomas J. Brophy was elected President--Health Insurance Operations of the Company in March 1995. He was Senior Vice President since joining the Company in November 1993. Prior to joining the Company, Mr. Brophy was President and Chief Operating Officer of Southwestern Life Insurance Company from June 1990 to September 1993. Mr. Brophy also held senior executive positions with various I.C.H. Corporation (now known as Southwestern Life Corp.) subsidiaries from March 1974 to his joining the Company in November 1993.

      Ernest T. Giambra, Jr. was elected Executive Vice President of the Company in May 1994. Prior to joining the Company as Chief Marketing Officer in June 1993, Mr. Giambra had been with Bankers Life Holding Corporation since 1969 where he had served as Vice President of Sales since 1988.

      William B. Van Vleet has been Executive Vice President of the Company since 1986 and a director of the Company since 1982. He was General Counsel of the Company from 1982 to 1988. In June 1991, he was again elected General Counsel and served until his retirement from that position in 1995. He now serves as the Company's General Counsel Emeritus. Mr. Van Vleet had served Pioneer Life Insurance Company, a subsidiary of the Company, from 1948 until 1995 as General Counsel and a director. Mr. Van Vleet also serves as a director of other subsidiaries of the Company.

      Anthony J. Pino was elected Executive Vice President of the Company in May 1993. He was Senior Vice President of the Company from March 1992 to May 1993 and was President of National Group Life Insurance Company, a subsidiary of the Company, from July 1991 to June 1992. Mr. Pino has served as President of National Health Services, a subsidiary of the Company, since 1992. Prior to joining the Company, Mr. Pino was Chief Operating Manager of American Postal Workers' Union Health Plan, a position which he held from October 1982.

      Philip J. Fiskow has been Senior Vice President since May 1993 and the Chief Investment Officer since joining the Company in 1991. He was Vice President of the Company from June 1991 until May 1993. He is also an officer of other subsidiaries of the Company. Mr. Fiskow was with Asset Allocation and Management Company as an Investment Advisory Portfolio Manager from January 1989 to June 1991. From May 1987 to December 1988 he was an Investment Advisor with Van Kampen Merritt and a Portfolio Manager with Aon Corporation from May 1981 to May 1987.

      Mark S. Fischer has been a Vice President of the Company since December 1994 and has been a Vice President of one of the Company's subsidiaries since May 1993. Prior to joining the Company, he had been a consultant to the Company and was with the public accounting firm of Ernst & Young LLP from May 1978 to October 1992 where he was a Senior Manager in the Insurance Division.

      David I. Vickers has been with the Company since June 1992 and has been a Vice President of the Company since December 1992, Treasurer since May 1993 and Chief Financial Officer since January 1994. He is also an officer and director of several subsidiaries of the Company. Prior to joining the Company, he was with the public accounting firm of Ernst & Young LLP since 1983 where he was a Senior Manager in the Insurance Division.

      Michael A. Cavataio has been a director of the Company since 1986 and Vice Chairman since December 1995. Mr. Cavataio is a real estate developer in Northern Illinois and Southern Wisconsin. His business experience also includes 25 years as an owner and manager of a regional clothing store chain. He has also been a member of the board of directors of Today's Bank East since 1987.

      Richard R. Haldeman has been a director of the Company since 1986 and was Secretary from 1988 to June 1990. Mr. Haldeman has been a partner of Haldeman & Associates, a law firm, since June 1990. He was a partner of Williams & McCarthy, P.C., a law firm, from 1975 to May 1990.

      R. Richard Bastian, III has been a director of the Company since December 1994. Mr. Bastian is a management consultant, specializing in strategic planning and organizational development. Mr. Bastian's career includes over 28 years in the financial services industry, most recently as President and Chief Executive Officer of Heritage Bank & Trust of Racine, Wisconsin. Prior to Heritage, he served as Chairman, President and Chief Executive Officer of Bank One, Rockford and its predecessor, First Community Bancorp, an $800 million multi bank holding company. He has also held management positions at banks in Tulsa and Philadelphia where his banking career began in 1966.

      Karl Heinz Klaeser has been a director of the Company since 1986. Mr. Klaeser has also been a director of LSW Holding Corporation and Insurance Investors Life Insurance Company and the Chairman of the Board of Life Insurance Company of the Southwest since 1989 and a director of Personal Assurance Company PLC (United Kingdom) since 1991.

      Michael K. Keefe has been a director of the Company since March 1994. Mr. Keefe has been Chief Executive Officer and Chairman of the Board of Keefe Real Estate, Inc., a family owned real estate brokerage operation since 1982. Mr. Keefe has also been Chairman of the Board of Southern Wisconsin Bankshares, Inc. since 1988.

      Robert F. Nauert has been a director of the Company since November 1991. Mr. Nauert is also a director and officer of various subsidiaries of the Company. Mr. Nauert is the brother of Peter W. Nauert.

      Carl A. Hulbert was elected director of the Company in March 1995. Mr. Hulbert is a management consultant, specializing in the insurance industry. Mr. Hulbert is a past Insurance Commissioner of the state of Utah. He has also been a director for numerous insurance companies during his 49 year business career.

                         PRINCIPAL HOLDERS OF SECURITIES

    The following table sets forth, as of February 15, 1995, information with respect to the beneficial ownership of Common Stock and $2.125 Preferred Stock of the Company by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors and (iii) all of the Company's directors and executive officers as a group. Unless otherwise indicated, the address of each stockholder listed is at the Company's principal place of business.

                                             Amount and Nature of Beneficial
                                                      Ownership (1)                         Percent of Class

 Name of Beneficial Owner                         Common              Preferred           Common      Preferred
                                                   Stock                Stock              Stock        Stock

 Peter W. Nauert . . . . . . . . . .      1,702,635   (2)                 -                16.5%          -
 U.S. Bancorp  . . . . . . . . . . .        582,510   (3)                 -                 5.8           -
 Credit Suisse . . . . . . . . . . .        110,000   (4)                 -                 1.1           -
 Charles R. Scheper  . . . . . . . .         81,035   (5)(6)              -                  *            -
 Thomas J. Brophy  . . . . . . . . .         35,205   (5)(6)(8)          400                 *            *
 Ernest T. Giambra, Jr.  . . . . . .         19,069   (5)(6)              -                  *            -
 William B. Van Vleet  . . . . . . .         54,269   (5)                 -                  *            -
 Anthony J. Pino . . . . . . . . . .         25,907   (5)(6)              -                  *            -
 Philip J. Fiskow  . . . . . . . . .          5,846   (6)                 -                  *            -
 Mark S. Fischer . . . . . . . . . .          2,260   (6)                 -                  *            -
 David I. Vickers  . . . . . . . . .          6,990   (5)(6)              -                  *            -
 Michael A. Cavataio . . . . . . . .        216,759   (5)(7)            7,482               2.1           *
 Richard R. Haldeman . . . . . . . .         17,300   (5)                 -                  *            -
 R. Richard Bastian, III . . . . . .         31,846   (5)                 -                  *            -
 Karl-Heinz Klaeser  . . . . . . . .         61,271   (5)                 -                  *            -
 Michael K. Keefe  . . . . . . . . .         37,200   (5)                 -                  *            -
 Robert F. Nauert  . . . . . . . . .         18,212   (5)(6)              -                  *            -
 Carl A. Hulbert . . . . . . . . . .         25,000   (5)                 -                  *            -

 All directors and executive officers     2,370,884   (5)(6)(7)(8)      7,882              21.9           *
 as a group (21 persons)

________________
*Less than 1.0%

(1) Unless otherwise indicated, each person has sole voting and investment power with respect to all such shares. Shares of Common Stock underlying options exercisable within 60 days are deemed to be outstanding for the purposes of calculating the percentage owned by the holder.

(2) Includes (i) 86,000 shares held by Mr. Nauert's children or by Mr. Nauert as custodian or as trustee for his children and 2,000 shares held of record by Mr. Nauert's wife, (ii) 215,000 shares which may be acquired pursuant to presently outstanding stock options and (iii) shares of Common
      Stock held in Employee Savings and Stock Ownership Plan accounts.

(3)   The address  for this  stockholder is 111  S.W. Fifth  Avenue, Suite 3500,
      Portland, Oregon 97204.   U.S. Bancorp has sole  voting power with respect
      to 579,210  shares, sole power  to dispose  of 549,816  shares and  shared
      power  to dispose  of 32,694  shares.   This information  is based  upon a
      Schedule 13G dated February 13, 1996.

(4)   The  address   for  this  stockholder  is   Paradeplatz  8,  8070  Zurich,
      Switzerland.    This  information  is based  upon  a  Schedule  13G  dated
      February 12, 1996.

(5) Includes shares of Common Stock which such directors and executive officers have the right to acquire within 60 days upon the exercise of stock options as follows: Mr. Scheper, 70,000 shares; Mr. Brophy, 25,000 shares; Mr. Giambra 10,000 shares; Mr. Van Vleet, 50,000 shares; Mr. Pino,
      15,000  shares; Mr. Vickers,  4,000 shares; Mr. Cavataio,  116,354 shares;
      Mr. Haldeman, 14,500 shares; Mr. Bastian, 27,923 shares; Mr. Keefe 33,000 shares; Mr. Klaeser, 55,500 shares; Mr. Robert Nauert, 15,000 shares;
      Mr. Hulbert, 25,000 shares; executive officers other than named executive officers, 4,000 shares.

(6)   Includes  shares  of  Common  Stock  held in  Employee  Savings  and Stock
      Ownership Plan accounts.

(7) Includes 11,971 shares of Common Stock issuable upon conversion of 7,482 shares of $2.125 Preferred Stock held by Mr. Cavataio and member of Mr. Cavataio's immediate family.

(8) Includes 640 shares of Common Stock issuable upon conversion of 400 shares of $2.125 Preferred Stock held by Mr. Brophy.


CERTAIN TRANSACTIONS

      In 1995, a marketing subsidiary of the Company paid rent of approximately $78,054 to a partnership in which Mr. Peter Nauert held a 50% interest. The lease for this property expired during 1995 and was not renewed. The Company believes that the rates charged to the Company's subsidiary were the same as those charged to unaffiliated third parties.

      In 1995, Mr. Cavataio was  engaged by the Company as an investment advisor
to  help  manage   the  Company's  investment  portfolio.    Pursuant   to  this
arrangement, Mr. Cavataio received compensation of $100,000 in 1995.

      In  1995,  Mr. Van Vleet  was  engaged  by the  Company  as a  consultant.
Mr. Van Vleet  is to receive  compensation of $75,000 per year.   The engagement
commenced on July 31, 1995 and will continue through June 30, 1997.

      Any future transactions between the Company and its officers, directors, principal stockholders or the affiliates of any of them will be on negotiated terms no less favorable to the Company than could be obtained from unaffiliated parties.

                            DESCRIPTION OF THE NOTES

            The  Notes will  be issued  under an  Indenture to  be  dated as  of
_________   __,    1996   (the    "Indenture"),   between    the   Company   and
______________________________ , as Trustee (the "Trustee"), a copy of the  form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain capitalized terms used below and not otherwise defined herein. As used in this Section, the "Company" refers to Pioneer Financial Services, Inc., exclusive of its subsidiaries.

            GENERAL

            The Notes will be unsecured, subordinated obligations of the Company, will be limited to $65 million aggregated principal amount ($74.75 million if the Underwriters' over-allotment option is exercised in full) and will mature on _________ __, 2003 See "--Subordination." The Notes will bear interest at the rate of __% per annum from the date of issuance, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on _________ __ and _________ __ of each year to the person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding _________ __ and _________ __, as the case may be (each a "Record Date"). Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, premium, if any, and interest on the Notes will be payable, the Notes will be convertible and the transfer of Notes will be registrable, at the office or agency maintained for such purpose in the Borough of Manhattan, City of New York. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto as it appears in the register of Noteholders. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose.

            The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

            CONVERSION RIGHTS

            The Notes will be convertible (in denominations of $1,000 and any integral multiple thereof) into Common Stock of the Company, at the option of the holder, at any time on or prior to the redemption date or _________ __, 2003, at the conversion price then in effect. The conversion price is set forth on the cover page of this Prospectus, subject to any adjustments, if any, described below. The right to convert Notes called for redemption will terminate at the close of business on the date prior to the date fixed for such redemp-

tion, unless the Company shall default on payment of the redemption price. For information as to notices of redemptions, see "--Optional Redemption."

            The registered holders of Notes at the close of business on a Record Date will be entitled to receive the interest payable on the Notes on the corre-sponding interest payment date notwithstanding the conversion of the Notes after the Record Date or, subject to certain provisions applicable to defaulted interest, the Company's default in payment on the interest payment date. Not-withstanding the foregoing, Notes surrendered for conversion during the period from the close of business on any Record Date to the opening of business on the corresponding interest payment date (except Notes or portions thereof called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest payable on that interest payment date. The interest payment with respect to a Note called for redemption on a redemption date during the period from the close of business on any Record Date to the opening of business on any corresponding interest payment date will be payable on that interest payment date to the registered holder at the close of business on that Record Date (notwithstanding the conversion of such Note after such Record Date) and the Noteholder who elects to convert need not include funds equal to the interest paid. Noteholders on a Record Date who convert
Notes on or after the corresponding interest payment date will receive the interest payable by the Company on that date and need not include payment in the amount of such interest payable by the Company on that date and need not include payment in the amount of such interest upon surrender of those Notes for conver-sion. Except as described above, no payment or adjustment is to be made on conversion for interest accrued on the Notes or for dividends on the Common Stock issued on conversion.

            The Company will not issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the current market price of the Common Stock (determined as set forth in the Indenture) on the close of business on the day prior to the date of conversion.

            The conversion price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of Common Stock as a dividend or as a distribution on any class of the capital stock of the Company, or a subdivision, combination or reclassification of Common Stock, (ii) the issuance to all holders of Common Stock of certain rights, warrants or other securities convert-ible into Common Stock entitling them to subscribe for Common Stock at less than the then current market price per share (as determined in the manner set forth in the Indenture), (iii) the distribution to all holders of Common Stock of any shares of capital stock or evidences of indebtedness of the Company or cash or other assets (excluding any dividend paid out of current or retained earnings payable solely in cash); (iv) the issuance of Common Stock to an Affiliate at less than the current market price, other than pursuant to an employee benefit plan approved by the Company's board of directors, and (v) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that, together with (x) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made and (y) the aggregate amount of dividends paid out of current or retained earnings referred to in clause (iii) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender offer. Notwithstanding the foregoing (i) if the rights, warrants or other securities described in clause (ii) of the preceding paragraph are exercisable only upon the occurrence of certain triggering events, then the conversion price will not be adjusted until such triggering events occur, (ii) the distribution to holders of Common Stock of separate certificates representing Rights (as described below) will not require an adjustment in the conversion price until the Rights become exercisable as described under "Description of Capital Stock Rights to Purchase Series A Junior Preferred Stock," (iii) if rights or warrants expire unexercised, the conversion price shall be readjusted to take into account only the actual number of such rights, warrants or other securities which were exercised, and (iv) in the event of a distribution to holders of Common Stock generally of shares of capital stock or rights to acquire capital stock (in either case, other than Common Stock), the Company may, instead of making any adjustment in the conversion price, make proper provision so that each holder of a Note who converts such Note (or any portion hereof) after the record date for such distribution and prior to the expiration or redemption of such rights, if applicable, shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion, the kind and amount of such shares of capital stock or rights which the holder would have been entitled to receive had such Note (or portion thereof) been converted immediately prior to such record date. No adjustment in the conversion price will be required unless such adjustment would require an increase or decrease of at least one percent of the conversion price, but any adjustment that would otherwise be re-quired to be made shall be carried forward and taken into account in any subsequent adjustment.

            In case of any reclassification or change of outstanding shares of Common Stock (with certain exceptions) or the Company's consolidation with, or merger with or into, any other entity that results in a reclassification, change, conversion, exchange or cancellation of outstanding shares of Common Stock (with certain exceptions) or any sale, transfer or lease of all or substantially all the assets of the Company, the holder of any Note after such reclassification, change, consolidation, merger, sale, transfer or lease will have the right to convert such Notes only into the kind and amount of securities, cash and other property which the holder would have been entitled to receive upon such reclassification, change, consolidation, exchange, merger, sale, transfer or lease if the holder had held the Common Stock issuable upon the conversion of such Notes immediately before the effective date of such transaction.

            The Company from time to time may to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Company deems advisable to avoid or diminish any income tax to its stockholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

            SUBORDINATION

            The payment of principal of, premium, if any, and interest on the Notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to the Company or its property, in an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Noteholders will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the Notes or on account of the redemption or repurchase provisions of the Notes (except that holders of Notes may receive securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness).

            The Company also may not make any payment upon or in respect of the Notes (except in such subordinated securities) if (a) a default in the payment of the principal of, premium, if any, or interest on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (b) any other default occurs and is continuing with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the representative or representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding. Payments on the Notes may and shall be resumed, (i) in the case of a payment default, upon the date on which such default is cured or waived or
(ii) in the case of a nonpayment default, 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced within 360 days after the receipt by the Trustee of any prior Pay-ment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

            A  significant portion  of  the Company's  operations  are conducted through subsidiaries. The rights of the Company and its creditors, including the holders of Notes, to participate in the assets of any such subsidiary upon any liquidation or reorganization of such subsidiary or otherwise will be subject to prior claims of creditors of such subsidiary, including policyholders, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. At _________ __, 1996, indebtedness of the Company's subsidiaries was approximately $__________ million. The Company's ability to pay principal and interest on the Notes will be dependent upon the payment to it of dividends, interest and other amounts by its subsidiaries. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Risk Factors Holding Company Structure."

            Because of these subordination provisions, in the event of a liquidation, bankruptcy or insolvency of the Company, Noteholders may recover less, ratably, than the holders of Senior Indebtedness. On a pro forma basis, after giving effect to this offering and the application of the proceeds therefrom, the principal amount of Senior Indebtedness outstanding at February 15, 1996 will be approximately $0.3 million.

            "Senior Indebtedness" with respect to the Notes means the principal of, premium, if any, and interest on, and any fees, costs, expenses and any other amounts (including indemnity payments) related to the following, whether outstanding on the date of the Indenture or thereafter incurred or created:
(a) indebtedness, matured or unmatured, whether or not contingent, of the Company for money borrowed, (b) any interest rate contract, interest rate swap agreement or other similar agreement or arrangement designed to protect the Company or any of its subsidiaries against fluctuations in interest rates, (c) indebtedness, matured or unmatured, whether or not contingent, of the Company evidenced by notes, debentures, bonds or similar instruments or letters of credit (or reimbursement agreements in respect thereof), (d) obligations of the Company as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions, (e) indebtedness of others of any of the kinds described in the preceding clauses (a) through (d) assumed or guaranteed by the Company and (f) renewals, extensions, modifications, amend-ments and refundings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (a) through (f), unless the agreement pursuant to which any such indebtedness described in clauses (a) through (f) is created, issued, assumed or guaranteed expressly provides that such indebtedness is not senior or superior in right of payment to the Notes; provided, however, that the following shall not constitute Senior Indebtedness: (i) any indebt-edness or obligation of the Company in respect of the Notes; (ii) the 8% Deben-tures; (iii) any indebtedness of the Company to any of its subsidiaries or other affiliates; (iv) any indebtedness that is subordinated or junior in any respect to any other indebtedness of the Company other than Senior Indebtedness; and (v) any indebtedness incurred for the purchase of goods or materials in the ordinary course of business.

            The Company expects from time to time to incur indebtedness constituting Senior Indebtedness. The Indenture does not prohibit or limit the incurrence of additional indebtedness, including Senior Indebtedness, by the Company or its subsidiaries.

            OPTIONAL REDEMPTION

            The Notes are to be redeemable, for cash, at the option of the Company, at any time on or after _________ __, 1999, in whole or in part, upon not less than 30 or more than 60 days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the date fixed for redemption if redeemed during the 12-month period beginning:

                                                       Redemption
            Date                                          Price

_________ __, 1999  . . . . . . . . . . . . . . . . .    _____%
_________ __, 2000  . . . . . . . . . . . . . . . . .    _____%
_________ __, 2001  . . . . . . . . . . . . . . . . .    _____%
_________ __, 2002  . . . . . . . . . . . . . . . . .    _____%
_________ __, 2003  . . . . . . . . . . . . . . . . .    _____%

            If less than all of the outstanding Notes are to be redeemed, the Trustee will select those to be redeemed pro rata or by a method the Trustee considers fair and appropriate. Any Notes for which a notice of redemption has been given may be converted into shares of Common Stock at any time before the close of business on the date prior to the date fixed for redemption.

            Except as set forth under " Change of Control" the Company will not be required to make mandatory redemption payments with respect to the Notes. There are no sinking fund payments with respect to the Notes.

            CHANGE OF CONTROL

            Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Payment"). Within 10 days following any Change of Control, the Company will issue a press release and mail a notice via first class mail, postage prepaid to each holder stating: (1) that the Change of Control Offer is being made pursuant to the covenant entitled "Offer to Repurchase Upon Change of Control" and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which will be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Note not tendered will continue to accrue interest;
(4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (5) that holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased; and (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the purchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof. The Company will comply with the requirements of Rule 13e-4 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control.

            On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each holder of Notes so accepted the Change of Control Payment for such Notes, and the Trustee shall promptly authenticate and mail to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

            Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

            "Change of Control" means an event or series of events in which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total Voting Stock of the Company at an Acquisition Price (each terms as defined herein) less than 105% of the conversion price then in effect with respect to the Notes and (ii) the holders of the Common Stock receive consid-eration which is not all or substantially all common stock that is (or upon consummation of or immediately following such event or events will be) listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices; provided, however, that any such person or group shall not be deemed to be the beneficial owner of, or to beneficially own, any Voting Stock tendered in a tender offer until such tendered Voting Stock is accepted for purchase under the tender offer. "Voting Stock" means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). "Acquisition Price" means the weighted average price paid by the person or group in acquiring the Voting Stock.

            The Change of Control purchase  feature of the Notes  may in certain circumstances make it more difficult or discourage a takeover of the Company, and thus the removal of incumbent management, and may have an adverse impact on the market value of the Common Stock. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of debt outstanding at such time or otherwise affect the Company's capital structure, credit ratings or Common Stock price.

            The  right to require the Company to repurchase Notes as a result of the occurrence of a Change of Control could create an event of default under Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provision of the Notes. See " Subordination." Failure of the Company to repurchase the Notes when required would result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions. There can be no assurance that the Company will have sufficient resources to purchase Notes upon a Change of Control.

            LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING INSURANCE SUBSIDIARIES

            The Company will not, and will not permit any of its insurance subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any insurance subsidiary of the Company to (i) pay dividends or make any other distributions on its capital stock or with respect to any other inter-est or participation in, or measured by, its profits, or pay any indebtedness owed to, the Company or an insurance subsidiary of the Company, (ii) make loans or advances to the Company or an insurance subsidiary of the Company or (iii) transfer any of its properties or assets to the Company, except for such encum-brances or restrictions existing under or by reason of (q) the Term Loan dated August 30, 1995 between the Company and American National Bank and Trust Company of Chicago, Firstar Bank Milwaukee, Bank One, Rockford and LaSalle National Bank as in effect on _________ __, 1996; (r) the Term Loan dated March 22, 1995 be-tween the Company and American National Bank and Trust Company of Chicago, Firstar Bank Milwaukee and Bank One, Rockford as in effect on _________ __, 1996; (s) the Credit Facility dated March 22, 1995 between the Company and American National Bank and Trust Company of Chicago, Firstar Bank Milwaukee, Bank One, Rockford and Fleet National Bank of Connecticut; (t) any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the agreements described in clauses (q), (r) and
(s) hereof, provided that such amendments, modifications, restatements, renew-als, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in such agreements as in effect on _________ __, 1996; (u) bank credit facilities of any insurance subsidiary of the Company, as in effect from time to time; (v) any instrument governing indebtedness of any insurance subsidiary of the Company evidenced by industrial revenue bonds (provided that such encumbrances or restrictions set forth in the agreements or instruments described in clauses (u) and (v) hereof are no more restrictive with respect to such dividend and other payment restrictions than those contained in the agreements described in clauses (q),(r) and (s) hereof as in effect on _________ __, 1996; (w) customary provisions restricting the transfer of property or assets contained in any conditional sales contract or capitalized lease of any insurance subsidiary of the Company; (x) applicable law; (y) customary provi-sions restricting subletting or assignment of any lease governing a leasehold interest of the Company or an insurance subsidiary of the Company which lease was entered into in the ordinary course of business and consistent with past practice; or (z) any instrument governing indebtedness of a person acquired by the Company or any insurance subsidiary of the Company at the time of such acquisition, which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired.

            MERGERS AND CONSOLIDATIONS

            The Indenture will provide that the Company may not, in a single transaction or series of transactions, consolidate with or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, another corporation, person or entity unless (i) the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the corporation formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company pursuant to a supplemental indenture under the Notes and the Indenture; and (iii) immediately after such transaction no Default or Event of Default exists. The Company must deliver to the Trustee prior to the consummation of the proposed transaction an Officers' Certificate to the foregoing effect and an opinion of counsel stating that the proposed transaction and such supplemental indenture, if any, comply with the Indenture.

            EVENTS OF DEFAULT

            The  following  will  be  Events  of  Default  under  the Indenture:
(a) failure to pay principal of or premium, if any, on any Note when due at maturity, upon redemption or otherwise, including failure by the Company to purchase the Notes when required as described under "Change of Control" (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (b) failure to pay any interest on any Note when due, continued for 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (c) failure to perform any other covenant or agreement of the Company in the Notes or the Indenture for 60 days after written notice as provided in the Notes or the Indenture; (d) certain events of bankruptcy, insolvency or reorganization with respect to the Company and its significant subsidiaries; (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries (or the payment of which is guaranteed by the Company or any of its subsidiaries) whether such indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (i) is caused by a failure to pay principal or interest on such indebtedness prior to the expiration of the grace period provided in such indebtedness (a "Payment Default") or (ii) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; and (f) final judgments or decrees shall be entered against the Company or any significant subsidiary involving liabilities of $10 million or more (singly or in the aggregate) (after deducting the portion of such liabilities accepted by a reputable insurance company) and such final judgments or decrees shall not have been vacated, discharged, satisfied or stayed pending appeal within 60 days from the entry thereof. Subject to the provisions of the Inden-ture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Noteholders, unless such Noteholders shall have offered to the Trustee reasonable security or indemnity. The holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee (subject to certain exceptions).

            If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization with respect to the Company) occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may declare the principal of and premium, if any, on the Notes to be due and payable immediately. However, if the Company shall cure all defaults within 30 days thereof (except the nonpayment of interest on and premium, if any, and principal of any Notes which have become due by acceleration) and no other Event of Default has occurred during such 30-day period which has not been cured or waived, and certain other conditions are met, such declaration may be cancelled and past defaults may be waived by the holders of a majority in principal amount of the Notes then outstanding. In case an Event of Default resulting from bankruptcy, insolvency or reorganization of the Company shall occur, all unpaid principal of, premium, if any, and accrued interest on the Notes then outstanding will be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of Notes. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its own powers, to use the degree of care of a prudent person in the conduct of his or her own affairs.

            No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy under the Indenture unless the holder previously has given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity to the Trustee to institute proceedings as trustee, and the Trustee has not received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with the request and has failed to institute such proceeding within 60 days. However, these limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert the Notes in accordance with the Indenture.

            The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in the performance of the obligations.

            The Indenture provides that the Trustee will, within 90 days after the occurrence of default, mail to all Noteholders notice of all defaults known to it; but, except in the case of a default in the payment of the principal or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of such holders.

            MODIFICATION AND WAIVER

            The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the Notes then outstanding, to execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of the holders of the Notes; provided that no such supplemental indenture may, among other things, (i) extend the time for payment of principal of, premium, if any, or interest on any Note or reduce the principal amount thereof, premium, if any, or interest thereon or any amount payable upon the redemption or required purchase thereof or impair the right of any holder to institute suit for payment of the Notes after the same shall become due and payable, or make the principal thereof or any premium or interest thereon payable in any coin or currency other than that provided in the Indenture, or modify the subordination provisions of the Indenture in a manner adverse to the holders of Notes or impair the right to convert the Notes into Common Stock or to impair the obligation of the Company to purchase the Notes upon the occurrence of a Change of Control, or (ii) reduce the aforesaid percentage of the aggregate principal amount of Notes, the holders of which must consent to authorize any such supplemental indenture, without the consent of the holders of all outstanding Notes affected thereby.

            The holders of a majority in aggregate principal amount of the Notes also may, on behalf of the holders of all Notes, waive any past default under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Note, a failure to convert Notes into Common Stock or in respect of a provision under the Indenture which cannot be modified or amended without the consent of each holder of Notes.

            Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes in the case of a merger or consolidation, to make provision with respect to the conversion rights of holders in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

            TRANSFER AND EXCHANGE

            A holder may transfer or exchange the Notes in accordance with the procedures set forth in the Indenture. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transaction. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

            SATISFACTION AND DISCHARGE

            The Company may terminate its obligations under the Indenture at any time by delivering all outstanding Notes to the Trustee for cancellation. After all the Notes have been called for redemption or mature in one year, the Company may terminate all of its obligations under the Indenture, other than its obligations to pay the principal of, premium, if any, and interest on the Notes, to convert the Notes and certain other obligations, at any time, by irrevocably depositing with the Trustee money or noncallable U.S. Government Obligations sufficient to pay all remaining indebtedness on the Notes, after complying with certain other procedures set forth in the Indenture.

            CONCERNING THE TRUSTEE

            The Indenture  contains certain  limitations on  the rights  of  the
Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as described in the Trust Indenture Act, it must eliminate such conflict or resign.

            ___________________________ will be the Trustee under the Indenture. The Company may in the future maintain deposit accounts and conduct other bank-ing transactions with the Trustee in the ordinary course of business.

                          DESCRIPTION OF CAPITAL STOCK


      The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $1 per share, and 5,000,000 shares of Preferred Stock, no par value. The Board of Directors is authorized to determine the number and designation of one or more series of Preferred Stock and the voting powers, rights, preferences, qualifications, limitations or restrictions and the shares of any such series. The Board has designated a series of $2.125 Cumulative Convertible Exchangeable Preferred Stock, consisting of 1,000,000 shares, 848,900 of which are currently outstanding.

COMMON STOCK

      The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders and to vote on all matters on which a vote of stockholders is taken, except as otherwise provided by statute. The shares of Common Stock do not have cumulative voting rights. Therefore, the holders of a majority of shares voting for the election of directors can elect all of the directors then standing for election, if they choose to do so. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. The ability of the Company to pay dividends on its Common Stock will depend primarily on the receipt of dividends and other payments from its subsidiaries. The Company's insurance subsidiaries are subject to state laws and regulations which limit their ability to pay dividends or make other payments. In addition, certain of the Company's credit agreements also limit its ability to pay dividends. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital
Resources." Furthermore, the Company's Certificate of Incorporation prohibits the Company from paying dividends on the Common Stock if the Company is not current in its dividend payments on the Preferred Stock. The Preferred Stock will rank prior to the Common Stock as to the payment of dividends and distributions upon liquidation, dissolution or winding up. See "-- Preferred Stock." The shares of Common Stock are not subject to liability for calls or assessments and have no conversion rights, sinking fund privileges or preemptive rights.

PREFERRED STOCK

      The Board of Directors has the authority, without action by the stockholders, to issue shares of Preferred Stock in one or more series and, within certain limitations, to determine the dividend rights, dividend rate, rights and terms of redemption, liquidation preferences, sinking fund terms, conversion and voting rights of any series of Preferred Stock, the number of shares constituting any such series, the designation thereof and the price therefor. The Company believes that the ability of its Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The issuance of a series of Preferred Stock with voting or conversion rights may adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may also have the effect of delaying, deferring or preventing a change in control of the Company without further action by shareholders. The Company has no present plans to issue any shares of Preferred Stock.

$2.125 Preferred Stock and Related Subordinated Debentures

      Holders of the $2.125 Preferred Stock are entitled to cumulative dividends
at  the rate  of $2.125  per annum  per share.   The  $2.125 Preferred  Stock is
convertible into Common Stock at the option of the holder at any time, unless previously redeemed, at the rate of 1.6 shares of Common Stock for each share of
$2.125 Preferred Stock, subject to adjustment under certain circumstances.   The
$2.125 Preferred Stock is also exchangeable in whole at the sole option of the Company on any quarterly dividend payment date for the Company's 8 1/2% Convertible Subordinated Debentures due 2014 (the "8 1/2% Debentures") at the rate of $25 principal amount of 8 1/2% Debentures for each share of $2.125 Preferred Stock. The $2.125 Preferred Stock is redeemable for cash at any time, in whole or in part, at the option of the Company, at redemption prices declining from $26.4875 on the date of this Prospectus to $25 on July 15, 1999, plus accrued and unpaid dividends to the redemption date. In addition, the $2.125 Preferred Stock is redeemable at the option of the holder upon certain stock acquisitions or business combinations at a redemption price of $25 per share, plus accrued and unpaid dividends to the redemption date.

      Upon any liquidation dissolution or winding up of the Company, the holders of the $2.125 Preferred Stock will be entitled to receive $25 per share, plus cumulative accrued dividends. The holders of the $2.125 Preferred Stock are not entitled to vote on any matters unless the Company shall be in arrears in an amount equal to at least six quarterly dividends, in which case the holders of the $2.125 Preferred Stock will be entitled to vote for the election of two additional directors.

      The Company intends to use a portion of the net proceeds of this offering to redeem all of the outstanding shares of $2.125 Preferred Stock.

RIGHTS TO PURCHASE SERIES A JUNIOR PREFERRED STOCK

      In 1990, the Company distributed one Right to Acquire Series A Junior Preferred Stock (a "Right") to each holder of its Common Stock. In addition, each share of Common Stock subsequently issued automatically carries with it a Right. Subject to certain exceptions, the Rights generally become exercisable and separately tradeable if a person or group (an "Acquiring Person") acquires 20% or more of the Common Stock. An Acquiring Person is not deemed to include any stockholder who, on December 14, 1990, already owned 20% of the outstanding

Common Stock. Upon such an event, each holder of a Right will be entitled to purchase one-tenth of a share of Series A Junior Preferred Stock at a purchase price of $4.50, subject to certain adjustments. Such preferred shares, of which 2,000,000 are authorized, would be voting and would be entitled to distributions that are ten times the distributions on the Common Stock. Subject to exercise of the Rights, in the event of certain business combinations involving the Company, a holder of a Right would have the right to receive Common Stock with a value of ten times the exercise price of the Right.

      The terms and conditions of the Rights are set forth in full in the Rights Agreement between the Company and First Chicago Trust Company of New York, dated December 12, 1990 (the "Rights Agreement"). The summary description of the Rights set forth herein does not purport to be a complete description of the terms and conditions of the Rights and is qualified in its entirety by reference to the Rights Agreement, a copy of which was filed as an exhibit to the Company's Registration Statement on Form 8-A filed with the Commission on December 14, 1990, which is incorporated herein by reference. The Rights will expire on December 14, 2000, and until they become exercisable, may be redeemed by the Company for $.01 per Right.

CERTAIN CHARTER AND STATUTORY PROVISIONS

      The Company's Certificate of Incorporation provides for a maximum of fifteen directors and the division of the directors into three classes, each of which serves for a three year term. These provisions could help to effect perpetuation of current management.

      Section 203 of the Delaware General Corporation Law contains certain restrictions on the ability of an "interested stockholder" (defined as a stockholder owning 15% or more of a corporation's voting stock) to engage in a business combination with such corporation. Since the Company has not amended its Certificate of Incorporation or Bylaws to prohibit the application of
Section 203, such Section may inhibit an interested stockholder's ability to acquire additional shares of Common Stock or otherwise engage in a business combination with the Company.

INSURANCE REGULATION CONCERNING CHANGE OF CONTROL

      The Company owns, directly or indirectly, all of the shares of stock of certain life and health insurance companies domiciled principally in Illinois. Illinois insurance regulatory laws require prior approval by the Illinois Director of Insurance of any acquisition of control of an Illinois insurance company or of any company which controls an Illinois insurance company. Under Illinois insurance regulatory laws, "control" is presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company which controls a domestic insurance company. Any purchaser of 10% or more of the shares of Common Stock of the Company, whether by conversion or otherwise, will be presumed to have acquired control of the Illinois domestic insurance subsidiaries unless the Illinois Director of Insurance, following application by such purchaser, determines otherwise. Accordingly, any purchase, whether by conversion or otherwise, of 10% or more of the Common Stock of the Company, would require prior action by the Illinois Director of Insurance. Such requirements may deter, delay or prevent certain transactions affecting the control of or the ownership of Common Stock, including transactions that could be advantageous to the shareholders of the Company.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Common Stock and the $2.125 Preferred Stock is First Chicago Trust Company of New York.


                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following summary sets forth the principal federal income tax consequences of holding and disposing of Notes. This summary is based upon laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis. This summary is presented for informational purposes only and relates only to Notes or Common Stock received upon conversion thereof that are held as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")). The summary discusses certain federal income tax consequences to holders of Notes that are citizens or residents of the United States. It does not discuss state, local or foreign tax consequences, nor does it discuss tax consequences to categories of holders of Notes that are subject to special rules, such as tax-exempt organizations, insurance companies, financial institutions and dealers in stocks and securities. Tax consequences may vary depending on the particular status of an investor.

      THIS SUMMARY DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE NOTES. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH PERSON HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY RECENT PROPOSED CHANGES IN APPLICABLE TAX LAWS.

STATED INTEREST

      A holder of Notes using the accrual method of accounting for tax purposes generally will be required to include interest in income as such interest accrues, while a cash basis holder will be required to include interest in income when cash payments are made available to such holder.

CONVERSION OF NOTES

      Except as otherwise indicated below, no gain or loss will be recognized for federal income tax purposes upon the conversion of Notes into shares of Common Stock. Cash paid in lieu of fractional shares of Common Stock will be taxed as if the fractional shares of Common Stock were issued and then redeemed for cash which should result in capital gain or loss, if any, (measured by the difference between the cash received for the fractional share and the holder's basis therein). The tax basis of the shares of Common Stock received upon conversion will be equal to the tax basis of the Notes converted reduced by the portion of such basis, if any, allocable to any fractional share interest exchanged for cash. The holding period of the shares of the Common Stock received upon conversion will include the holding period of the Notes converted.

      If at any time the Company makes a distribution of property to its stockholders that would be taxable to such stockholders as a dividend for federal income tax purposes (e.g. distributions of cash, evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the conversion price of the Notes is reduced, or if the Company voluntarily reduces the conversion price, such reduction will be deemed to be the payment of a stock distribution to a holder of a Note which may be taxable as a dividend. Holders of Notes could, therefore, have taxable income as a result of an event pursuant to which they received no cash or property that could be used to pay the related income tax.

DISPOSITION OF NOTES OR COMMON STOCK

      In general, the holder of a Note or the Common Stock into which it is converted will recognize gain or loss upon the sale, redemption, retirement or other taxable disposition of the Note or Common Stock in an amount equal to the difference between the amount of cash and the fair market value of property received (except to the extent attributable to the payment of accrued interest) and such holder's adjusted tax basis in the Note or Common Stock. The holder's tax basis in a Note generally will be such holder's cost, increased by the amount of accrued market discount with respect to the Note (discussed below), and reduced by the amount of any amortizable bond premium the holder elects to amortize with respect to the Note. Such gain or loss will be a capital gain or loss except to the extent of any accrued market discount (See "--Market Discount and Bond Premium").

MARKET DISCOUNT AND BOND PREMIUM

      If a Holder acquires a Note subsequent to its original issuance and the Note's stated redemption price at maturity exceeds the Holder's initial tax basis in the Note by more than a de minimis amount, the Holder should generally be treated as having acquired the Note at a "market discount" equal to such excess. In addition, if a Holder's initial tax basis in a Note exceeds the stated redemption price at maturity of the Note, the Holder should generally be treated as having acquired the Note with "bond premium" in an amount equal to such excess. Holders should consult their tax advisers regarding the existence, if any, and tax consequences of market discount and bond premium.

BACKUP WITHHOLDING

      Under the "backup withholding" provisions of federal income tax law, the Company, its agents, a broker or any paying agent, as the case may be, will be required to withhold a tax equal to 31% of any payment of (1) principal, premium, if any, and interest on the Notes, (2) proceeds from the sale or redemption of the Notes, (3) dividends on the Common Stock, and (4) proceeds form the sale or redemption of the Common Stock, unless the holder (i) is exempt from backup withholding and, when required, demonstrates this fact to the payor or (ii) provides a taxpayer identification number to the payor, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding provisions. Certain holders of Notes (including corporations, tax-exempt organizations, individual retirement accounts and, to a limited extent, nonresident aliens) are not subject to the backup withholding reporting requirements. Holders should consult their own tax advisers to determine whether they are subject to these backup withholding rules. A nonresident alien must submit a statement, signed under penalties or perjury, attesting to that individual's exemption from backup withholding. A holder of Notes or Common Stock that is otherwise required to but does not provide the Company with a correct taxpayer identification number may be subject to penalties imposed by the Code. Any amounts paid as backup withholding with respect to Notes or Common Stock will be credited to the income tax liability of the person receiving the payment from which such amount was withheld.

                                  UNDERWRITING

      Bear, Stearns & Co. Inc., EVEREN Securities, Inc., (formerly Kemper Securities, Inc.), and Oppenheimer & Co., Inc. (the "Underwriters") have agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement), to purchase from the Company the following aggregate principal amount of Notes (assuming no exercise of the Underwriters' over-allotment option):

UNDERWRITERS                                                PRINCIPAL AMOUNT

Bear, Stearns & Co. Inc.  . . . . . .
EVEREN Securities, Inc. . . . . . . .
Oppenheimer & Co., Inc. . . . . . . .                 __________

      Total . . . . . . . . . . . . .                 $65,000,000

      The Underwriting Agreement provides that the obligations of the Underwriters to purchase Notes are subject to certain conditions, and that if any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the Notes agreed to be purchased by the Underwriters must be so purchased.

      The Company has been advised that the Underwriters propose to offer the Notes to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of ___% of such principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of ____% of such principal amount of the Notes on sales to certain other dealers. After the offering, the offering price and the concession and discount to dealers may be changed.

      The Company has granted to the Underwriters an option to purchase up to an additional $9,750,000 principal amount of Notes at the offering price less underwriting discounts and commissions. To the extent that this option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional principal amount of Notes being sold to the Underwriters as the number set forth next to such Underwriter's name in the preceding table bears to the total aggregate principal amount of Notes in such table. Such option may be exercised to purchase Notes solely for the purpose of covering over-allotments, if any, incurred in the sale of Notes in this offering. Such option may be exercised at any time and from time to time up to 30 days after the date of this Prospectus.

      The Company has agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of ("Transfer"), directly or indirectly, any shares of its Common Stock or any securities convertible into or exchangeable or exercisable for its Common Stock or any rights to acquire Common Stock for a period of 120 days after the date of this Prospectus, without the prior written consent of Bear, Stearns & Co. Inc. ("Bear Stearns"), subject to certain limited exceptions. In addition, each of the Company's executive officers and directors has agreed not to Transfer, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock or any rights to acquire Common Stock in excess of 10% of such executive officer's holdings in the Common Stock or any securities convertible into or exchangeable or exercisable (currently or in the future) for Common Stock or any rights to acquire Common Stock as of the date of this Prospectus for a period of 120 days after the date of this Prospectus, without the prior written consent of Bear Stearns, subject to certain limited exceptions.

      The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

      Bear Stearns and EVEREN Securities, Inc. ("EVEREN") each have provided, and expect in the future to provide, investment banking and advisory services to the Company and its affiliates. In June 1995, the Company engaged Bear Stearns to act as its financial advisor. As compensation for such services provided by Bear Stearns to the Company in 1995, Bear Stearns received a fee equal to $500,000. In connection with such engagement, Bear Stearns shall be the Company's exclusive financial advisor in connection with sale, acquisition or financing transactions. Unless Bear Stearns terminates its engagement prior to June 15, 1996, it will receive a fee of $500,000 in 1996 for services provided to the Company, plus expenses. In addition, Bear Stearns will receive additional customary fees and expenses in the event that a transaction described above is consummated during its engagement. In 1993, EVEREN provided investment banking and advisory services to the Company in connection with the Company's acquisition of CLAC. As compensation therefor, EVEREN received an initial fee of $50,000 and continues to receive a monthly fee of $2,000. Such monthly fees are to be paid by the Company to EVEREN through August 1996. Pursuant to the arrangement, the commissions received by EVEREN in this offering shall eliminate the outstanding monthly fees.


                                  LEGAL MATTERS

      The validity of  the issuance of the  securities being offered hereby will
be  passed upon  by McDermott, Will  & Emery, Chicago, Illinois.   Certain legal

matters in connection with the Notes will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Chicago, Illinois.


                                     EXPERTS

      The consolidated financial statements of Pioneer Financial Services, Inc. appearing in or incorporated by reference (including financial statement schedules incorporated by reference) in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated on their reports thereon also appearing elsewhere herein and in the Registration Statement or incorporated by reference. Such consolidated financial statements have been included herein or incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.



                        PIONEER FINANCIAL SERVICES, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            Page

Report of Independent Auditors  . . . . . . . . . . . . . . . . . .        F-2

Statements of Consolidated Operations for the
  years ended December 31, 1992, 1993 and 1994  . . . . . . . . . .        F-3

Consolidated Balance Sheet as of December 31, 1993 and 1994 . . . .        F-4

Statements of Consolidated Stockholders Equity for the
  years ended December 31, 1992, 1993 and 1994  . . . . . . . . . .        F-6

Statements of Consolidated Cash Flows for the years
  ended December 31, 1992, 1993 and 1994  . . . . . . . . . . . . .        F-7

Notes to Consolidated Financial Statements  . . . . . . . . . . . .        F-8


                         Report of Independent Auditors

Board of Directors
Pioneer Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of Pioneer Financial Services, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer Financial Services, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 1994, the Company changed its method of accounting for investments in debt and equity securities.



                                                               ERNST & YOUNG LLP
Chicago, Illinois
March 22, 1995


                PIONEER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                      STATEMENTS OF CONSOLIDATED OPERATIONS
                    (In Thousands, Except Per Share Amounts)

                                           YEAR ENDED DECEMBER 31
                                          1992       1993      1994
 REVENUES
 Premiums and policy charges (Note 6):
   Accident and health . . . . . . .    $ 559,894   $ 601,684  $ 659,180
   Life and annuity  . . . . . . . .       35,219      39,282     44,929
                                          595,113     640,966    704,109
 Net investment income (Note 4)  . .       43,555      40,242     42,786
 Other income and realized investment
   gains and losses (Note 4) . . . .       17,305      17,920     27,260
                                          655,973     699,128    774,155
 BENEFITS AND EXPENSES
 Benefits:
   Accident and health . . . . . . .      368,046     397,963    407,249
   Life and annuity  . . . . . . . .       47,622      39,419     42,947
                                          415,668     437,382    450,196
 Insurance and general expenses  . .      162,837     162,831    192,810
 Interest expense (Notes 9 and 12) .        2,189       3,276      5,054
 Amortization of deferred policy acquisition
   costs (Note 10) . . . . . . . . .      100,715      76,875    100,073
                                          681,409     680,364    748,133
 Income (loss) before income taxes .      (25,436)     18,764     26,022
 Income taxes (benefit) (Note 5):
   Current . . . . . . . . . . . . .        2,878      10,858      6,570
   Deferred  . . . . . . . . . . . .      (11,355)     (4,239)     2,303
                                           (8,477)      6,619      8,873
 Net income (loss) . . . . . . . . .      (16,959)     12,145     17,149
 Preferred stock dividends (Note 13)        2,039       2,021      1,904
 Income (loss) applicable to common
   stockholders  . . . . . . . . . .   $  (18,998)  $  10,124   $ 15,245

 Net income (loss) per common share:
   Primary . . . . . . . . . . . . .   $   (2.85)   $    1.51   $   2.36
   Fully diluted . . . . . . . . . .       (2.85)        1.26       1.58

 Dividends declared per common share          -          -        .15
 Average common and common equivalent
   shares outstanding:
   Primary . . . . . . . . . . . . .       6,660        6,724      6,459
   Fully diluted . . . . . . . . . .       8,195       10,731     12,734




                 See notes to consolidated financial statements.



                PIONEER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
               (In Thousands, Except Share and Per Share Amounts)

                                                    DECEMBER 31
                                                  1993       1994

 ASSETS
 Investments (Notes 4 and 19):
  Securities available-for-sale:
    Fixed maturities, at fair value  . . . . .        -    $218,748
    Fixed maturities, at cost  . . . . . . . .  $257,717         -
    Equity securities, at fair value . . . . .    17,436     15,440
  Fixed maturities held-to-maturity,             326,512    378,650
     principally at amortized cost . . . . . .   326,512    378,650
  Real estate - at cost, less accumulated
     depreciation  . . . . . . . . . . . . . .         -     16,959
  Mortgage loans   at unpaid balance . . . . .     3,201      1,806
  Policy loans   at unpaid balance . . . . . .    23,988     23,082
  Short-term investments  at cost, which approximates
     fair value  . . . . . . . . . . . . . . .    45,352     69,152
 Total investments . . . . . . . . . . . . . .   674,206    723,837



 Cash  . . . . . . . . . . . . . . . . . . . .    23,379      8,612
 Premiums and other receivables, less
   allowance for doubtful accounts
   (Notes 7 and 18)  . . . . . . . . . . . . .    20,734     20,102
 Reinsurance receivables and amounts
   on deposit with reinsurers (Note 6) . . . .    74,366     41,426
 Accrued investment income . . . . . . . . . .     8,482      8,873
 Deferred policy acquisition costs (Note 10) .   260,432    225,618
 Land, building, and equipment at cost, less
   accumulated depreciation (Note 18)  . . . .    22,248     20,314
 Deferred federal income taxes (Note 5)  . . .     3,922      7,262
 Other . . . . . . . . . . . . . . . . . . . .    20,502     19,656

                                              $1,108,271  $1,075,700



                 See notes to consolidated financial statements.


                PIONEER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                       CONSOLIDATED BALANCE SHEETS (CONT.)
               (In Thousands, Except Share and Per Share Amounts)

                                                      DECEMBER 31
                                                    1993        1994
 LIABILITIES, REDEEMABLE PREFERRED STOCK,
       AND STOCKHOLDERS' EQUITY
 Policy liabilities:
   Future policy benefits:
   Life  . . . . . . . . . . . . . . . . . . .    $244,249    $246,953
   Annuity . . . . . . . . . . . . . . . . . .     208,155     210,132
   Accident and health . . . . . . . . . . . .     158,330     163,477
   Unearned premiums . . . . . . . . . . . . .      87,945      76,266
   Policy and contract claims (Note 8) . . . .     189,389     155,373
   Other . . . . . . . . . . . . . . . . . . .      15,037      16,407

                                                   903,105     868,608
 General liabilities:
   General expenses and other liabilities  . .      48,442      37,042
   Short-term notes payable (Notes 9, 21 and
    22) . . . . . . . . . . . . . . . . . . . .     5,575      20,093
   Long-term notes payable (Notes 9, 19, 21 and
    22) . . . . . . . . . . . . . . . . . . . .     1,125       2,520

 Convertible subordinated debentures (Notes 12
    and 19) . . . . . . . . . . . . . . . . . .    57,477      57,427

 Total liabilities . . . . . . . . . . . . . .  1,015,724     985,690

 Commitments and contingencies (Notes 5 to 11 and 16)

 Redeemable Preferred Stock, no par value (Note 13):
   $2.125 cumulative convertible exchangeable preferred stock:
     Authorized: 5,000,000 shares
     Issued and outstanding: (1993 - 947,000 shares;
       1994 - 867,300 shares)  . . . . . . . .    23,675     21,682

 Stockholders' equity (Notes 5 and 11 to 15):
   Common Stock, $1 par value:
   Authorized: 20,000,000 shares
   Issued, including shares in treasury
     (1993 - 6,900,000; 1994 - 6,996,157)  . .     6,900      6,996
   Additional paid-in capital  . . . . . . . .    28,814     29,299
   Unrealized appreciation (depreciation)
     of available-for-sale securities (Notes 2
     and 4)  . . . . . . . . . . . . . . . . .     3,285     (7,193)
   Retained earnings . . . . . . . . . . . . .    34,645     48,960
   Treasury stock at cost (1993 - 556,800 shares;
     1994 - 1,078,400 shares)  . . . . . . . .    (4,772)    (9,734)

 Total stockholders' equity  . . . . . . . . .    68,872     68,328

                                              $1,108,271   $1,075,700


                 See notes to consolidated financial statements.


PIONEER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                 STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
               (In Thousands, Except Share and Per Share Amounts)

                                                          Unrealized                                 Total
                                            Additional   Appreciation                               Stock-
                                 Common       Paid-In   (Depreciation)  Retained    Treasury        holders
                                  Stock       Capital    of Securities  Earnings      Stock         Equity

Balance at January 1, 1992       $6,626      $27,711      $(2,386)     $43,519     $     -        $75,470
1992 transactions:
Net loss  . . . . . . . . .          -            -            -       (16,959)          -        (16,959)
Cash dividends - Preferred
 Stock ($2.125 per share) .          -            -            -        (2,039)          -         (2,039)
Conversion of National Benefit
 Plans, Inc. shares
  (163,566 shares)  . . . .         164          553           -           -             -            717
Stock options exercised
 (30,000 shares)  . . . . .          30          135           -           -             -            165
Appreciation of equity
 securities . . . . . . . .          -            -          5,430         -             -          5,430
Purchase of treasury stock
 (10,600 shares)  . . . . .          -            -            -           -            (52)          (52)

Balance at December 31, 1992      6,820       28,399         3,044      24,521          (52)       62,732

1993 transactions:
Net income  . . . . . . . .          -            -            -        12,145           -         12,145
Cash dividends - Preferred
 Stock ($2.125 per share) .          -            -            -        (2,021)          -         (2,021)
Stock options exercised
 (72,000 shares)  . . . . .          72          379           -           -             -            451
Appreciation of equity
 securities . . . . . . . .          -            -            241         -             -            241
Purchase of treasury stock
 (546,200 shares) . . . . .          -            -            -           -         (4,720)       (4,720)
Issuance of shares pursuant
 to Agent Stock Purchase
 Plan (8,057 shares)  . . .           8           36          -             -            -             44

Balance at December 31, 1993      6,900       28,814         3,285      34,645       (4,772)       68,872

1994 transactions:
Net income  . . . . . . . .          -            -            -        17,149           -         17,149
Cash dividends - Preferred
 Stock ($2.125 per share) .          -            -            -        (1,904)          -         (1,904)
Cash dividends - Common
 Stock ($.15 per share) . .          -            -            -          (930)          -           (930)
Stock options exercised
 (85,500 shares)  . . . . .          86          409           -           -             -            495

Conversion of convertible
 subordinated debentures
 (4,255 shares) . . . . . .           4           46           -           -             -             50
Cumulative effect of change
 in accounting principle (Note 2)    -             -        3,605           -            -          3,605
Depreciation of available-
 for-sale securities  . . .          -            -       (14,083)         -             -        (14,083)
Purchase of treasury stock
 (521,600 shares) . . . . .          -            -            -           -         (4,962)       (4,962)
Issuance of shares pursuant to
 Agent Stock Purchase Plan
 (6,332 shares) . . . . . .           6          30            -           -             -             36

Balance at December 31, 1994     $6,996      $29,299      $(7,193)      $48,960     $(9,734)      $68,328



                       See notes to consolidated financial statements.


                      PIONEER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                            STATEMENTS OF CONSOLIDATED CASH FLOWS
                                       (In Thousands)


                                                                  YEAR ENDED DECEMBER 31
                                                            1992           1993          1994

 OPERATING ACTIVITIES
 Net income (loss) . . . . . . . . . . . . . . . . .       $(16,959)     $  12,145     $  17,149
 Adjustments to reconcile net income or loss to
    net cash provided by operating activities:
    Decrease (increase) in premiums receivable . . .          5,673       (3,912)          4,981
    Increase (decrease) in policy liabilities  . . .         12,734       31,132         (34,498)
    Deferral of policy acquisition costs . . . . . .        (56,936)      (67,633)       (65,258)
    Amortization of deferred policy
      acquisition costs (Note 10)  . . . . . . . . .        100,715        76,875        100,073
    Deferred income tax expense (benefit)  . . . . .        (11,355)       (4,239)         2,303
    Change in other assets and liabilities . . . . .        (10,597)      (13,423)        21,392
    Depreciation, amortization, and accretion  . . .         10,303         9,795           (102)
    Realized losses (Note 4) . . . . . . . . . . . .            47          1,336            383

 Net cash provided by operating activities                   33,625        42,076         46,423

 INVESTING ACTIVITIES
 Securities available-for-sale:
   Purchases - fixed maturities  . . . . . . . . . .        (29,001)     (120,228)      (110,416)
   Sales - fixed maturities  . . . . . . . . . . . .         13,367        51,780         99,865
   Maturities - fixed maturities . . . . . . . . . .         17,106        18,836         44,116
   Purchases - equity securities . . . . . . . . . .         (4,085)       (5,532)        (4,609)
   Sales - equity securities . . . . . . . . . . . .         13,651        14,845          2,558
 Securities held-to-maturity:
   Purchases . . . . . . . . . . . . . . . . . . . .       (587,931)     (256,579)       (84,010)
   Sales . . . . . . . . . . . . . . . . . . . . . .        424,404       126,072          9,427
   Maturities  . . . . . . . . . . . . . . . . . . .         90,453       102,535         21,472
 Purchase of investment real estate  . . . . . . . .              -             -        (17,442)
 Net decrease (increase) in other investments  . . .         22,080        26,038        (21,499)
 Net purchases of property and equipment . . . . . .         (4,434)       (3,956)        (2,957)
 Purchase of subsidiaries including a cash overdraft
   of $1,019 (Note 3)  . . . . . . . . . . . . . . .              -        (9,685)             -
 Net cash used by investing activities . . . . . . .        (44,390)      (55,871)       (63,495)


 FINANCING ACTIVITIES
 Net proceeds from issuance of convertible
  subordinated debentures (Note 12)  . . . . . . . .              -        54,055              -
 Increase in notes payable . . . . . . . . . . . . .         14,030             -         21,225
 Repayment of notes payable  . . . . . . . . . . . .         (3,900)      (31,401)        (5,362)
 Proceeds from sale of agent receivables (Note 7)  .         20,347        25,376         24,393
 Transfer of collections on previously sold agent
   receivables (Note 7)  . . . . . . . . . . . . . .        (22,437)      (22,981)       (28,743)
 Dividends paid - preferred  . . . . . . . . . . . .         (2,039)       (2,021)        (1,904)
 Dividends paid - common . . . . . . . . . . . . . .              -             -           (930)
 Stock options exercised . . . . . . . . . . . . . .            165           451            495
 Purchase of treasury stock  . . . . . . . . . . . .            (52)       (4,720)        (4,963)
 Retirement of preferred stock . . . . . . . . . . .              -          (315)        (1,993)
 Other . . . . . . . . . . . . . . . . . . . . . . .            717            44             87
 Net cash provided by financing activities . . . . .          6,831        18,488          2,305
 Increase (decrease) in cash . . . . . . . . . . . .         (3,934)        4,693        (14,767)
 Cash at beginning of year . . . . . . . . . . . . .         22,620        18,686         23,379
 Cash at end of year . . . . . . . . . . . . . . . .       $ 18,686     $  23,379       $  8,612



                       See notes to consolidated financial statements.



                      PIONEER FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

      The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles
(GAAP) and include the accounts and operations, after intercompany eliminations, of Pioneer Financial Services, Inc. (PFS) and its subsidiaries.

INVESTMENTS

      Prior  to January  1, 1994,  PFS' fixed  maturity portfolio  was
segregated into  two components:   fixed  maturities  held-to-maturity and
fixed maturities available-for-sale. Fixed maturities, where the intent was to hold to maturity, were carried at amortized cost, adjusted for
other-than-temporary impairments.   Fixed maturities that  were available  for
sale were carried, on an aggregate basis, at the lower of amortized cost or fair value.

      In 1993, the Financial Accounting Standards Board ("FASB") issued Statement 115, "Accounting for Certain Investments in Debt and Equity Securities." Statement 115 requires that fixed maturity securities are to be classified as either held-to-maturity, available-for-sale, or trading. PFS adopted Statement 115 as of January 1, 1994, with no effect on net income and a $3,605,000 increase in stockholders' equity (see Note 2).

      PFS believes that it has the ability and intent to hold to maturity its fixed maturity investments that are classified as "held-to-maturity." However, PFS also recognizes that there may be circumstances where it may be appropriate to sell a security prior to maturity in response to unforeseen changes in circumstances. Recognizing the need for the ability to respond to changes in market conditions and in tax position, PFS has designated a portion of its investment portfolio as available-for-sale. As required by Statement 115, PFS adjusted the carrying value of its fixed maturity investments that are classified as investments available-for-sale to fair value at January 1, 1994.

      At  January 1, 1994, the remainder of PFS' portfolio of fixed maturity
investments was classified as held-to-maturity.   Although  PFS has  the
ability and intent to hold those securities to maturity, there could occur infrequent and unusual conditions under which it would sell certain of
those securities.   Those conditions would include unforeseen  changes
in asset quality, significant changes in tax law affecting the taxation of securities, a significant business acquisition or disposition, and
changes  in  regulatory   capital requirements or permissible investments.

      Sales of two held-to-maturity securities in 1994 with an amortized cost of $9,803,000 resulted after discussions with an insurance rating agency regarding specific investments of PFS' insurance subsidiaries and
evidence  of  a  significant  deterioration  in   credit worthiness.  Sales
of these securities, all of which were owned at January 1, 1994, resulted in a realized loss of $376,000.

      Subsequent to January 1, 1994, all securities purchased are designated for inclusion in either the available-for-sale or held-to-maturity categories based on PFS' intent and the nature of the securities purchased.

      Changes in fair values of available-for-sale securities, after adjustment of deferred policy acquisition costs ("DAC"), if any, and deferred income taxes, are reported as unrealized appreciation or depreciation directly in stockholders' equity and, accordingly, have no effect on net income. DAC offsets to the unrealized appreciation or depreciation represent valuation adjustments or reinstatements of DAC that would have been required as a change or credit to operations had such unrealized amounts been realized.

      The amortized cost of fixed maturity investments classified as available-for-sale and as held-to-maturity is adjusted for amortization of premiums and accretion of discounts. That amortization or accretion is included in net investment income.

      For the mortgage-backed portion of the fixed maturity securities portfolio, PFS recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and
anticipated future payments.   The net investment in the security is adjusted
to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

      As regards equity securities, changes in unrealized appreciation or temporary depreciation, after deferred income tax effects, are reported directly in stockholders' equity.

      Realized gains and losses on the sale of investments, and declines in value considered to be other-than-temporary, are recognized in operations on the specific identification basis.

REVENUES

      Revenues for interest-sensitive life insurance and annuities consist of charges assessed against policy account values. For accident and health and other life insurance, premiums are recognized as revenue when due. Accident and health group association dues and fees, included in other revenues, are recognized as revenue when received.

FUTURE POLICY BENEFITS

      The liabilities for future policy benefits related to the annuity and interest-sensitive life insurance policies are calculated based on
accumulated fund values.   As of December 31,  1994, interest  credited
during the contract accumulation period ranged from 5.0% to 8.0%. Investment spreads and mortality gains are recognized as profits when realized, based on the difference between actual experience and amounts credited or charged to policies.

      The liabilities for future policy benefits on other life insurance and accident andhealth insurance policies have been computed by a net level method based on estimated future investment yield, mortality or morbidity, and
withdrawals, including provisions for  adverse deviation.   Interest rate
assumptions range  from 3.5%  to 8.5%  depending on  the year of issue.
The provisions for future policy benefits and the deferral and amortization of policy acquisition costs are intended to result in benefits and expenses being associated with premiums proportionately over the policy periods.

UNEARNED PREMIUMS

      Unearned premiums are calculated using the monthly pro-rata basis.

DEFERRED POLICY ACQUISITION COSTS

      Costs that vary with, and are primarily related to, the production of new business are deferred. Such costs are primarily related to accident and health business and principally include the excess of new business commissions over renewal commissions and underwriting and sales expenses.

      For annuities and interest-sensitive life insurance policies, deferred costs are amortized generally in proportion to expected gross profits arising from the difference between investment and mortality experience and amounts credited or charged to policies. That amortization is adjusted retrospectively when estimates of current or future gross profits (including the impact of realized investment gains and losses) to be realized from a group of products are revised. For other life and accident and health policies, costs are amortized over the premium-paying period of the policies, using the same mortality or morbidity, interest, and withdrawal assumptions that are used in calculating the liabilities for future policy benefits.

      The unamortized cost of purchased insurance in force is included in DAC ($23,078,000 and $21,291,000 at December 31, 1993 and 1994, respectively).
Amortization of these amounts is in relation to the present value of estimated gross profits over the estimated remaining life of the related insurance in force.

POLICY AND CONTRACT CLAIMS

      The liabilities for policy and contract claims, principally accident and health, are determined using case-basis evaluations and statistical analyses based on past experience and represent estimates of the ultimate net cost of
incurred claims  and the related claim adjustment expenses.   Although
considerable  variability is  inherent in  such  estimates, management
believes that these  liabilities are  adequate.   The estimates  are
continually reviewed and adjusted as necessary; such adjustments are included in current operations. PFS maintains an additional provision for adverse deviation in its accident and health claim liability estimates.

REINSURANCE

      Reinsurance premiums, commissions, expense reimbursements, and receivables related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums reinsured to other companies have been reported as reductions of premium revenues. Amounts recoverable for reinsurance related to future policy benefits, unearned premium reserves, and claim liabilities have been reported as reinsurance receivables; expense allowances received in connection with reinsurance have been accounted for as a reduction of the related DAC and are deferred and amortized accordingly.

      Acquisition costs relating to the production of new business result in a reduction of statutory-basis net income. PFS had entered into certain financial reinsurance agreements that had the effect of deferring this statutory-basis reduction and amortizing costs over future periods.
The remaining effect of such reinsurance has been eliminated from the accompanying consolidated financial statements.

FEDERAL INCOME TAXES

      Federal income tax provisions are based on income or loss reported for financial statement purposes and tax laws and rates in effect for the
years presented.   For 1992, deferred federal income  taxes were provided for the differences between the recognition of income and loss determined for financial reporting purposes and income tax purposes. Effective January 1, 1993, deferred federal income taxes have been provided using the liability method an accordance with FASB Statement No. 109 "Accounting for Income Taxes." Under this method deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates. The cumulative effect of adopting Statement No. 109 as of January 1, 1993, was not significant and has not been separately disclosed.

DEPRECIATION

      Building, equipment and investment real estate are recorded at cost and are depreciated using principally the straight-line method.

NET INCOME OR LOSS PER COMMON SHARE

      Primary net income or loss per share of Common Stock is determined by dividing net income or loss, less dividends on Preferred Stock, by the weighted-average number of Common Stock and Common Stock equivalents (dilutive stock options) outstanding. Where the effect of Common Stock equivalents on net income or loss per share would be antidilutive, they are excluded from the average shares outstanding. Fully diluted net income or loss per share is computed as if the Preferred Stock and Convertible Subordinated Debentures had been converted to Common Stock. Where the effect of the assumed conversion on net income or loss per share would be antidilutive, fully diluted net income or loss per share represents the primary amount.

COST IN EXCESS OF NET ASSETS OF COMPANIES ACQUIRED

      The cost in excess of net assets of companies acquired (goodwill) ($5,449,000 and $5,317,000 at December 31, 1993 and 1994, respectively) is included in other assets and is being amortized principally on a straight-line basis over periods from seven to forty years.

TREASURY STOCK

      The board of  directors has authorized PFS to  buy back shares of  its own
common  and preferred stock  on the  open market from  time to time.   During
1992, 1993  and 1994  PFS repurchased 10,600, 546,200 and 521,600 shares, respectively, of their common stock. During 1993 and 1994, PFS repurchased 13,400 and 78,900 shares of their preferred stock. Treasury stock is accounted for using the cost method.

CASH FLOW INFORMATION

      Cash includes cash on hand and demand deposits.

RECLASSIFICATIONS

      Certain amounts in the 1992 and 1993 financial statements have been reclassified to conform to the 1994 presentation.


2.  CHANGES IN ACCOUNTING PRINCIPLES

      FASB Statement 115, "Accounting for Certain Investments in Debt and Equity Securities" was adopted by PFS as of January 1, 1994. In accordance with Statement 115, PFS' prior year financial statements have not been restated to reflect the change in accounting principle. Under Statement 115, securities are classified as available-for-sale, held-to-maturity, or trading. PFS classified a portion of its fixed maturity securities portfolio as available-
for-sale  with the  remainder  classified  as held-to-maturity.   Securities
classified as available-for-sale are carried at fair value and unrealized gains and losses on such securities are reported as a separate component
of stockholders'  equity.    Securities classified as held-to-maturity are
carried at cost, adjusted for  amortization of premium or discount.

      With the classification of a portion of the portfolio as available-for-sale, the January 1, 1994, balance of stockholders' equity was increased by $3,605,000 (net of adjustments to deferred income taxes) to reflect the net unrealized gains on fixed maturity securities classified as available-for-sale that were previously carried at amortized cost.
The adoption of Statement 115 had no effect on net income or PFS' accounting policy for equity securities.

      Effective January 1, 1993, PFS changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting Statement No. 109 as of January 1, 1993, was not significant.

      Effective January 1, 1993, PFS changed its method of accounting for reinsurance contracts in accordance with FASB Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and
Long-Duration Contracts."   Under Statement No.  113, all assets and
liabilities related to reinsured insurance contracts are reported on a gross basis rather than the previous practice of reporting such assets and
liabilities net of reinsurance.   The effect  of adopting  Statement No.
113 was to increase both assets and liabilities by $19,453,000 at December 31, 1993. The adoption of Statement No. 113 had no effect on net income.

      The Financial Accounting Standards Board has issued Statements No. 114 and 118 which relate to accounting by creditors for impairment of a loan. The Statements require that impaired loans are to be valued at the present value of expected future cash flows, at the loan's observable market price, or at the fair value of the collateral if the loan is collateral
dependent.   PFS  anticipates  adopting these  Statements in  its 1995
financial statements  as required.   Implementation  of  these Statements
is not  expected to  have a material effect on PFS' financial statements.

3.  BUSINESS COMBINATIONS

      On January 31, 1995, Pioneer acquired for a cost of $24,000,000 (purchase price $23,700,000 and $300,000 of additional costs), the outstanding common shares of Connecticut National Life Insurance Company.

      The acquisition will be accounted for by the purchase method and, accordingly, the purchase price is allocated to assets and liabilities acquired based on estimates of their fair values. These allocations, summarized below, may be adjusted upon final determination of such values:

                                                              (In
                                                           Thousands)
 Assets Acquired
    Cash   . . . . . . . . . . . . . . . . . . . . . .    $   2,900
    Investments  . . . . . . . . . . . . . . . . . . .      287,500
    Value of insurance in force  . . . . . . . . . . .        1,500
    Receivables and amounts on deposit with reinsurers       87,100
    Other assets   . . . . . . . . . . . . . . . . . .        6,700
 Liabilities Assumed
    Policy liabilities   . . . . . . . . . . . . . . .      353,700
    Other liabilities  . . . . . . . . . . . . . . . .        8,000
 Total purchase price  . . . . . . . . . . . . . . . .     $ 24,000

   The value of insurance in force will be amortized over the estimated remaining life of the insurance in force.

   The following unaudited pro-forma consolidated results of operations have been prepared as if the acquisition had been made as of January 1, 1994:

                                                        YEAR ENDED
                                                     DECEMBER 31, 1994
                                                     (In Thousands except
                                                      per share amounts)
 Revenues  . . . . . . . . . . . . . . . . . . . .            $809,500
 Net income  . . . . . . . . . . . . . . . . . . .              18,700
 Net income per share
    Primary  . . . . . . . . . . . . . . . . . . .                2.60
    Fully-diluted  . . . . . . . . . . . . . . . .                1.70

   The foregoing pro-forma information is not necessarily indicative of either the results of operations that would have occurred had the acquisition been effective on January 1, 1994, or of future results of operations of the consolidated companies.

   In August 1993, PFS purchased 80% of the outstanding common stock of Continental Life & Accident Company and 100% of the outstanding common stock of Continental Marketing Corporation for $7,100,000 in cash. The total assets acquired at the purchase date were approximately $80,000,000.

   Also in August 1993, PFS purchased Healthcare Review Corporation, a managed care company, for $1,566,000 in cash. The total assets acquired at the purchase date were approximately $2,000,000.

   Revenues included in PFS' 1993 consolidated statements of operations relating to these acquired entities were $25,671,000. The operations of the entities did not have a material effect on PFS' 1993 net income.

4.  INVESTMENTS

   Realized  investment  gains  (losses),  including   provisions  for
other-than-temporary impairments on investments held, and the change in unrealized appreciation (depreciation) on fixed maturities, equity securities, and other investments during the years shown are summarized as follows:

                               FIXED         EQUITY
                            MATURITIES     SECURITIES    OTHER        TOTAL
                                                (In Thousands)

   1992
     Realized              $     (91)     $     44      $     -     $    (47)
     Unrealized              (11,144)        6,998            -       (4,146)

                           $ (11,235)     $  7,042      $     -     $ (4,193)


   1993
     Realized              $  (1,638)     $     293     $     9     $ (1,336)
     Unrealized                3,864            442           -        4,306

                           $   2,226      $     735     $     9     $  2,970
   1994
     Realized              $     (94)     $    211      $ (500)     $   (383)
     Unrealized              (44,685)       (2,098)          -       (46,783)

                           $ (44,779)     $ (1,887)     $ (500)     $(47,166)


   The cost of available-for-sale equity securities was $12,382,000 at December 31, 1993, and $12,484,000 at December 31, 1994. At December 31, 1994, gross unrealized appreciation on available-for-sale equity securities
was $3,514,000 and gross unrealized depreciation was $558,000.   At
December 31, 1993, gross unrealized appreciation on equity securities was $5,067,000 and gross unrealized depreciation was $13,000.

   A comparison of amortized cost to fair value of fixed maturity investments by category is as follows:

                                                  GROSS             GROSS
                                               AMORTIZED         UNREALIZED       UNREALIZED       FAIR
                                                  COST              GAINS           LOSSES        VALUE
                                                               (In Thousands)

AT DECEMBER 31, 1993:
HELD TO MATURITY
U.S. Treasury                              $  9,124          $    100          $    (61)          $  9,163
States and political subdivisions             5,200                 -                 -              5,200
Corporate securities                        119,276             2,653              (312)           121,617
Mortgage-backed securities                  192,912             1,908            (5,260)           189,560

                                           $326,512          $  4,661          $ (5,633)          $325,540

AVAILABLE FOR SALE
U.S. Treasury                             $  26,894          $    570          $    (26)          $ 27,438
State and political subdivisions             21,571               121                 -             21,692
Foreign governments                           4,056                 2              (119)             3,939
Corporate securities                         73,981               744              (465)            74,260
Mortgage-backed securities                  131,215             5,029              (310)           135,934

                                          $ 257,717          $  6,466          $   (920)          $263,263

AT DECEMBER 31, 1994:
HELD TO MATURITY
U.S. Treasury                              $  8,891           $    25         $    (840)         $   8,076
States and political subdivisions             8,888                 -              (810)             8,078
Foreign governments                           2,992                 -              (197)             2,795
Corporate securities                        147,419                90           (13,158)           134,351
Mortgage-backed securities                  210,460               558           (25,778)           185,240

                                           $378,650           $   673          $(40,783)          $338,540
AVAILABLE FOR SALE
U.S. Treasury                              $ 23,207           $     2          $ (1,357)          $ 21,852
States and political subdivisions            26,579                 -              (760)            25,819
Foreign governments                           4,024                 -              (559)             3,465
Corporate securities                         95,939                 -            (6,538)            89,401
Mortgage-backed securities                   83,020                37            (4,846)            78,211

                                           $232,769           $    39          $(14,060)          $218,748



The amortized cost and fair value of  fixed maturities at December 31, 1994,
by contractual maturity, are  shown below.   Expected  maturities will  differ
from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.


                                             AMORTIZED          FAIR
                                               COST            VALUE

      HELD TO MATURITY:                             (In thousands)
      Due in 1995   . . . . . . . . . . . .  $    510         $    512
      Due 1996-2000   . . . . . . . . . . .    51,247           47,784
      Due 2001-2005   . . . . . . . . . . .    69,574           62,956
      Due after 2005  . . . . . . . . . . .    46,859           42,048
      Mortgage-backed securities  . . . . .   210,460          185,240

                                             $378,650         $338,540

      AVAILABLE FOR SALE:
      Due in 1995   . . . . . . . . . . . .  $    830         $    831
      Due 1996-2000   . . . . . . . . . . .    59,914           56,399
      Due 2001-2005   . . . . . . . . . . .    62,665           57,900
      Due after 2005  . . . . . . . . . . .    26,340           25,407
      Mortgage-backed securities  . . . . .    83,020           78,211

                                             $232,769         $218,748

  Proceeds from sales of investments (principally fixed maturities) during 1992, 1993 and 1994 were $451,422,000, $192,697,000 and $111,850,000,
respectively.    Gross  gains of $8,073,000, $10,834,000  and $1,448,000  and gross losses  of $8,164,000,  $12,472,000  and $1,542,000 were realized on fixed maturity sales in 1992, 1993 and 1994, respectively.

  Major categories of net investment income are summarized as follows:

                               1992          1993          1994

                                      (In thousands)

 Fixed maturities  . .        $39,384       $34,529       $40,172

 Short-term Investments
                                2,083         2,691         1,549
 Other . . . . . . . .          3,733         4,069         4,189

 Total investment              45,200        41,289        45,910
 income  . . . . . . .
 Investment expenses .        (1,645)       (1,047)       (3,124)

 Net investment income        $43,555       $40,242       $42,786

   At December 31, 1993 and 1994 the net appreciation (depreciation) of available-for-sale securities in stockholders' equity consisted of gross appreciation (depreciation) of $5,054,000 and ($11,066,000), respectively, net of deferred tax assets (liabilities) of ($1,769,000) and $3,873,000, respectively.

   At December 31, 1994, securities with a carrying value of $96,247,000 were on deposit with various government authorities to meet regulatory requirements.

   At December 31, 1994, the amortized cost of fixed maturity investments in any one entity, other than the U.S. government or a U.S. government agency or authority, which exceeded 10% of PFS' consolidated stockholders' equity were as follows:

     GE Capital Mortgage Services, Inc.                $23,576,000
     Prudential Home                                    11,131,000
     Ford Capital                                       10,648,000
     Nomura Asset Securities                            10,102,000
     State of Washington                                 9,651,000
     GMAC                                                9,877,000
     Associates Corporation                              7,237,000
     Citibank                                            6,900,000

   Investment real estate (net of $483,000 of accumulated depreciation) at December 31, 1994 consists principally of land and a building used, in part, as PFS' corporate headquarters.

   At December 31, 1994, PFS held unrated or less-than-investment-grade securities with a carrying value of $6,269,000 and an aggregate fair
value of $5,479,000.   Those  holdings amounted to less than 1% of PFS'
total investments at December 31, 1994.

   At December 31, 1994, fixed maturities with a carrying value of $16,400,000 had been non-income producing for the preceding 12-month period.

5.  FEDERAL INCOME TAXES

   PFS adopted FASB Statement No. 109 as of January 1, 1993. The cumulative effect of the change in accounting for income taxes was not significant. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of PFS' deferred tax liabilities and assets are as follows:



                                                   December 31

                                                1993        1994
                                                 (In thousands)
DEFERRED TAX LIABILITIES
   Deferred policy acquisition costs          $86,545     $72,306
   Net unrealized appreciation on
     available-for-sale securities              1,769           -
   Other  . . . . . . . . . . . . .             1,367       1,537

   Total deferred tax liabilities .            89,681      73,843

DEFERRED TAX ASSETS
   Policy liabilities . . . . . . .            77,493      69,101
   Financial reinsurance  . . . . .            11,150       3,788
   Net unrealized depreciation on
     available-for-sale securities                  -       3,873
   Other  . . . . . . . . . . . . .             8,830       8,213

   Total deferred tax assets  . . .            97,473      84,975
   Valuation allowance for
     deferred tax assets  . . . . .            (3,870)     (3,870)

   Deferred tax assets net of
     valuation allowance  . . . . .            93,603      81,105

   Net deferred tax asset . . . . .            $3,922      $7,262



   The nature of PFS' deferred tax assets and liabilities are such that the reversal pattern for these temporary differences should generally result in realization of PFS' deferred tax assets. PFS establishes a valuation allowance for any portion of the deferred tax asset that management
believes may not be realized.   In 1993 the valuation allowance increased by
$1,221,000 principally due to the acquisition of Continental Life & Accident Company and there was no change in the valuation allowance in 1994 (See Note 3).

   The deferred tax benefit for 1992 includes the effects of the following items (in thousands):

   Deferred policy acquisition costs  . . . . . . . . . . . $(16,232)
   Policy liabilities . . . . . . . . . . . . . . . . . . .    2,966
   Decrease in operating loss carryforward  . . . . . . . .      143
   General expenses . . . . . . . . . . . . . . . . . . . .    1,537
   Financial statement capital gains
     greater than tax capital gains . . . . . . . . . . . .      148
   Other  . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                  83

   Deferred federal income tax benefit  . . . . . . . . . . $(11,355)


   PFS' effective federal income tax rate varied from the statutory federal income tax rate as follows:



                                 DEFERRED METHOD                          LIABILITY METHOD

                                       1992                          1993                  1994
                                     AMOUNT      %                AMOUNT     %          AMOUNT     %

                                                       (DOLLARS IN THOUSANDS)

 Statutory federal income
 taxes rate applied to
 income or loss before             $(8,648)     34.0%             $6,567    35.0%       $9,108    35.0%
 income taxes  . . . . .
 Nondeductible goodwill
   amortization  . . . .                192      (.8)                319      1.7          109       .4

 Tax exempt interest . .                  -         -               (99)     (.5)        (307)    (1.2)

 Other . . . . . . . . .               (21)        .1              (168)     (.9)          (37)     (.1)
 Income taxes (benefit) and
   effective rate  . . .           $(8,477)     33.3%             $6,619    35.3%       $8,873    34.1%


   Taxes paid amounted to  $8,828,000, $5,735,000, and $9,731,000 for 1992,
1993,  and 1994, respectively.

   Under pre-1984 life insurance company income tax laws, a portion of a life insurance company's "gain from operations" was not subjected to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as the "policyholders' surplus account."
The balance in this account at December 31, 1994 for PFS' life insurance
subsidiaries  was $10,040,000.   Should  the policyholders'  surplus accounts
of PFS' life insurance subsidiaries exceed their respective maximums, or should distributions in excess of their tax-basis shareholders' surplus account be made by the life insurance subsidiaries, such excess or distribution would be subject to federal income taxes at rates then in effect. Deferred taxes of $3,500,000 have not been provided on amounts included in the policyholders' surplus accounts, since PFS contemplates no such taxable events in the foreseeable future.

      As of December 31, 1994, PFS' life insurance subsidiaries had combined tax-basis shareholders' surplus accounts of $46,000,000.
Distributions up to that amount would result in no income tax liability.

6.  REINSURANCE

      PFS' insurance subsidiaries reinsure risks with other companies to permit
the recovery of a  portion of the  direct losses.   These reinsured risks  are
treated as though, to the extent of the reinsurance, they are risks for which the subsidiaries are not liable. PFS remains liable to the extent that the reinsuring companies do not meet their obligations under these reinsurance treaties.

      PFS' premiums were reduced for reinsurance premiums by $30,469,000, $40,592,000 and $30,469,000 in 1992, 1993, and 1994, respectively. Under various reinsurance arrangements, PFS' premiums were increased by $15,403,000, $19,338,000 and $16,928,000 in 1992, 1993, and 1994,
respectively.   PFS' policy  benefits have been reduced for  reinsurance
recoveries of $22,171,000  in 1992, $21,871,000 in  1993, and $23,319,000 in
1994. At December 31, 1994, approximately 40% of PFS' reinsurance receivables and amounts on deposit with reinsurers were due from Employers Reinsurance Corporation, 14% from North American Reassurance, and
12%  from The  Universe Life  Insurance Company.   The  amounts due  from
The Universe Life Insurance Company were held in a financial institution trust account.


7.  SALE OF AGENT RECEIVABLES

      In 1992, 1993, and 1994 a subsidiary of PFS sold agent receivables to an unaffiliated company for proceeds of $20,347,000, $25,376,000 and
$24,393,000,  respectively.   The outstanding balances of such  agent
receivables sold that remained uncollected at December 31, 1993 and 1994 were $9,815,000 and $7,937,000, respectively. PFS remains subject to a maximum credit exposure under this agreement amounting to 10% of agent receivables at December 31, 1994.

8.  RECONCILIATION OF LIABILITY FOR POLICY AND CONTRACT CLAIMS

      The following table provides a reconciliation of the beginning and ending policy and contract claim liability balances reported in PFS' balance sheets:

                                            Year Ended December 31

                                         1992        1993         1994
                                                (In thousands)


 Policy and contract claim
   liability beginning of year . .      $151,577    $148,141     $189,389
 Incurred claims . . . . . . . . .       377,063     410,607      445,794

 Deduct claims paid related to:
   Current year  . . . . . . . . .       251,773     260,702      350,210

   Prior years . . . . . . . . . .       128,726     108,657      129,600

   Total claims paid . . . . . . .       380,499     369,359      479,810
 Policy and contract claim
   liability end of year . . . . .    $  148,141  $  189,389   $  155,373


      PFS has historically held margins in its accident and health claim
reserves to provide for potential adverse deviation.   The claim reserve
estimates are continually  reviewed and adjusted  as  necessary.   Based on
payments through the first nine months of 1994, PFS determined that claim reserves contained significantly higher margins than originally
projected.   As a result, claim  reserve margins of  $15,000,000 were
released  in the third quarter  of 1994.    PFS continues  to  hold
additional margins which it considers to be reasonable in its medical claim reserves.

9.  NOTES PAYABLE

      Short-term notes payable included $18,950,000 at December 31, 1994, drawn
under a line of credit arrangement.   The  borrowings are  due in  1995 and
bear interest at prime and payable quarterly (See Note 22). The remaining balance under the line of credit is due in October 1995.

      At December  31, 1994, a  PFS subsidiary had  an unsecured  loan of
$1,125,000.   The portion of the loan  due in 1995 of $300,000 is included
in short-term notes payable.   The remainder of  the note  is included  in
long-term  notes payable.   The note  bears interest currently at prime and
is payable quarterly with the final payment due July 1998.

      At December 31, 1994, a PFS subsidiary has two unsecured loans totaling $2,275,000. The portion of the loans due in 1995 of $580,000 are included in short-term notes payable. The remainder of the notes are included in long-term notes payable. The notes bear interest at prime and are payable quarterly
with  the final  payment due  December 1999.   PFS  has guaranteed payment of
the notes.

      At December 31, 1994, PFS had $263,000 of short-term debt liability for which a PFS agency subsidiary's future renewal commissions were pledged as collateral.

      The weighted average interest rate on short-term notes payable at year end was 5.6%, 5.0% and 7.7% in 1992, 1993 and 1994, respectively.

      Interest paid amounted to  $2,274,000, $1,023,000, and $4,950,000 for
1992, 1993,  and 1994, respectively.

10.  ACCIDENT AND HEALTH BUSINESS

      In making the determination that policy liabilities, future premiums, and anticipated investment income will be adequate to provide for future claims and expenses (including the amortization of deferred policy acquisition costs), PFS has made assumptions with regard to each of these items. Although there is significant variability inherent in these estimates, management believes that these assumptions are reasonable.

      Pursuant to an actuarial study performed in the third quarter of 1994, PFS revised certain of these assumptions to reflect present and anticipated
future experience.   This study resulted in increased amortization of deferred
policy acquisition costs of $16,700,000 in the  third quarter of  1994.   A
similar actuarial study performed in 1992 resulted in increased amortization of deferred policy acquisition costs of $30,000,000 in the fourth quarter of 1992.

11.  STATUTORY-BASIS FINANCIAL INFORMATION

      The following tables compare combined net income and stockholders' equity for PFS' insurance subsidiaries determined on the basis as prescribed or permitted by regulatory authorities (statutory basis) with consolidated net income (loss) and stockholders' equity reported in accordance with GAAP. Statutory basis accounting emphasizes solvency rather than matching revenues and expenses during an accounting
period.    The  significant differences between statutory basis accounting and GAAP are as follows:

   Deferred Policy Acquisition Costs. Costs of acquiring new policies are expensed when incurred on a statutory basis rather than capitalized and amortized over the term of the related polices in the GAAP financial statements.

   Policy Liabilities.   Certain  policy  liabilities are  calculated based  on
   statutorily required methods and assumptions on a statutory basis rather than on estimated expected experience or, for annuity and interest-sensitive life insurance, actual account balances for GAAP.

   Financial Reinsurance.   The effects  of certain financial  reinsurance
   transactions are included in the statutory basis financial statements but are eliminated from the GAAP financial statements.

   Deferred Federal  Income Taxes.   Deferred  federal income  taxes are not
   provided on a statutory basis for differences between financial statement and tax return amounts.

   Surplus Notes. Surplus notes are reported in capital and surplus on a statutory basis rather than as liabilities in the GAAP financial statements.

   Non-insurance Companies' Equity. Contributions by PFS to the capital and surplus of its insurance subsidiaries increases the stockholders' equity of those insurance subsidiaries on a statutory basis but does not effect the consolidated stockholders' equity on a GAAP basis.

   Unrealized  Depreciation   On  Fixed  Maturities  Available-For-Sale.
   Fixed maturity securities classified as available-for-sale are carried principally at amortized cost on a statutory basis rather than at fair value with unrealized gains and losses on such securities reported as a separate component of stockholders' equity in the GAAP financial statements.



                                                      1992           1993          1994

                                                               (In thousands)

 Combined net income on a statutory basis  . .    $     3,629   $      10,155   $   6,986

 Adjustment for:

 Deferred policy acquisition costs . . . . . .        (43,779)        (12,842)    (34,814)
 Policy liabilities  . . . . . . . . . . . . .        (19,957)        (18,494)     26,544

 Financial reinsurance . . . . . . . . . . . .         33,118          34,017      17,544

 Deferred federal income taxes . . . . . . . .         11,355           4,239      (2,303)
 Non-insurance companies, eliminations, and
 other adjustments . . . . . . . . . . . . . .         (1,325)         (4,930)      3,192

 Consolidated net income (loss) in accordance
 with GAAP . . . . . . . . . . . . . . . . . .    $   (16,959)  $      12,145   $  17,149



                                                                      December 31
                                                                 1993             1994
 Combined stockholders' equity on a statutory basis            $  106,567        $  124,284
 Adjustments for:
      Deferred policy acquisition costs  . . . . . . . .          260,432           225,618
      Policy liabilities . . . . . . . . . . . . . . . .         (206,966)         (180,422)
      Financial reinsurance  . . . . . . . . . . . . . .          (30,292)          (12,748)
      Deferred federal income taxes  . . . . . . . . . .            3,922             7,262
      Non-admitted assets  . . . . . . . . . . . . . . .           11,743            10,813
      Surplus notes  . . . . . . . . . . . . . . . . . .           (4,116)           (4,436)
      Unrealized depreciation on available-for-sale
      fixed maturities . . . . . . . . . . . . . . . . .               -            (14,021)
      Other  . . . . . . . . . . . . . . . . . . . . . .          (12,229)          (12,296)
 Combined insurance subsidiaries stockholders'
  equity on a GAAP basis . . . . . . . . . . . . . . . .          129,061           144,054
 Non-insurance companies equity, eliminations and
   other adjustments . . . . . . . . . . . . . . . . . .          (60,189)          (75,726)
 Consolidated stockholders' equity in accordance
   with GAAP . . . . . . . . . . . . . . . . . . . . . .        $  68,872         $  68,328


      Dividends from PFS' insurance subsidiaries unassigned surplus are limited to the greater of the prior-year statutory-basis net gain from
operations or 10% of statutory-basis surplus.   The  total amount  of
dividends  that could  be paid  in 1995  without regulatory approval is
$7,419,000.  At  December 31, 1994, PFS'  retained earnings was   $34,460,000
in excess of the combined statutory-basis unassigned surplus of the insurance subsidiaries.

      PFS is required to maintain adequate amounts of statutory-basis capital and surplus to satisfy regulatory requirements and provide capacity for production of new business. Acquisition costs relating to the production of new business result in a reduction of statutory-basis net income and capital and surplus.

12.  CONVERTIBLE SUBORDINATED DEBENTURES

      In July 1993 PFS issued $57,477,000 of 8% convertible subordinated debentures due in 2000. Interest on the debentures is payable in January and July of each year. Net proceeds from the offering totaled approximately $54,000,000 and were used, in part, to repay long-term notes payable. The debentures are convertible into PFS' Common Stock at any time prior to maturity, unless previously redeemed, at a conversion price of $11.75 per share.

      The debentures are redeemable by PFS under certain conditions after July 1996.

      At December 31, 1994, 4,887,404 shares of PFS' Common Stock were reserved for conversion of the outstanding convertible subordinated debentures.

13.  REDEEMABLE PREFERRED STOCK

      In 1989, PFS issued 1,000,000 shares of $2.125 Cumulative Convertible Exchangeable Preferred Stock. The proceeds of the public offering were $23,337,000 after reduction for expenses of $1,663,000, which expenses were charged to additional paid-in capital. The Preferred Stock is carried on PFS' balance sheet at the redemption and liquidation value of $25 per share.

      Each share  of Preferred  Stock is  convertible by  the holders  at any
time  into 1.6 shares of  PFS Common Stock.   Annual cumulative dividends  of
$2.125 per share are payable quarterly. The preferred stock is nonvoting unless dividends are in arrears. At December 31, 1994, 1,387,680 shares of PFS' Common Stock were reserved for conversion of the outstanding preferred stock.

      The Preferred Stock is redeemable at the option of the holders upon certain acquisitions or other business combinations involving PFS Common Stock.

      The Preferred Stock is redeemable by PFS at redemption prices of $26.06 per share in 1994, declining to $25 in 1999. The Preferred Stock is exchangeable in whole at PFS' option on any dividend payment date for PFS' 8 1/2% Convertible Subordinated Debentures due in 2014 at the rate of $25 principal amount of Subordinated Debentures for each share of Preferred Stock.

14.  SHAREHOLDER RIGHTS AGREEMENT

      In 1990, PFS distributed one preferred share purchase right for each outstanding share of Common Stock. The rights are intended to cause substantial dilution to a person or group that attempts to acquire PFS on terms not approved by PFS' directors. The rights expire in 2000 or PFS may redeem the rights prior to exercise for $.01 per right.

      The rights are not exercisable unless a person or group acquires, or offers to acquire, 20% or more of PFS' Common Stock under certain circumstances. The rights, when exercisable, entitle the holder to purchase one-tenth of a share of a new series of PFS Series A Junior Preferred Stock at a purchase price of $45. Such preferred shares, of which 2,000,000 are authorized, would be voting and would be entitled to distributions that are ten times the distributions to common shareholders. Subsequent to exercise of the rights, in the event of certain business combinations involving PFS, a holder of rights would have the right to receive PFS Common Stock with a value of two times the exercise price of the rights.

15.  STOCK OPTIONS AND RIGHTS

      PFS has a nonqualified stock option plan and certain stock incentive programs principally for directors and key employees of PFS
and its  subsidiaries.   PFS' Board of Directors grants  the options and
specifies  the conditions of  the options.   The number of shares of common
stock available for benefits under the plan is equal to 15% of the average fully diluted shares outstanding for the prior fiscal year. Options expire ten years after grant. Information with respect to these options is as follows:


                                           1993                                1994

                                NUMBER                             NUMBER
                                  OF                                 OF
                               SHARES       EXERCISE PRICE        SHARES        EXERCISE PRICE

 Options outstanding
   at beginning of year           594,250      $5.50 - $12.00       733,250         $5.50 - $12.00

 Granted . . . . . . . .          225,000                5.50       480,321           8.88 - 11.38
 Exercised . . . . . . .         (72,000)        5.50 - 12.00      (85,500)           5.50 - 11.00

 Canceled/repurchased  .         (14,000)                5.50      (82,500)           5.50 - 12.00


 Options outstanding at
   end of year . . . . .          733,250      $5.50 - $12.00     1,045,571         $5.50 - $12.00

 Options exercisable at
   end of year . . . . .          573,250                           561,250


 Unoptioned shares
   available for granting
   of options  . . . . .           22,900                         1,535,201


16.  COMMITMENTS AND CONTINGENCIES

      PFS and its subsidiaries are named as defendants in various legal actions, some claiming significant damages, arising primarily from claims under insurance policies, disputes with agents, and other matters. PFS' management and its legal counsel are of the opinion that the disposition of these actions will not have a material adverse effect on PFS' financial position.

      PFS  leases various office  facilities furniture and equipment  and
computer equipment under  noncancelable  operating  leases.   Rent  expense
was  $3,700,000,  $4,516,000,  and $4,530,000 in  1992, 1993, and 1994,
respectively.   Minimum future  rental commitments  in connection with
noncancelable operating leases are as follows:

              1995                $ 3,203,000
              1996                  2,445,000
              1997                    939,000
              1998                    258,000
              1999                    106,000

      PFS has entered into employment agreements with certain officers.

      The number of insurance companies that are under regulatory supervision has increased, and that increase is expected to result in an increase in assessments by state guaranty funds to cover losses to policyholders of
insolvent or  rehabilitated companies.   Those mandatory assessments may be
partially recovered through a reduction in future premium taxes in some
states.   For all  assessment notifications  received, PFS  has accrued  for those assessments net of estimated future premium tax reductions.

17.  BENEFIT PLAN

    PFS has a defined-contribution employee benefit plan that covers substantially all home office employees who have attained age 21 and
completed  one  year  of service.   Plan participants may contribute from 1%
to 10%  of their total compensation subject to an annual maximum.   The plan
also provides for PFS to  match participants' contributions up to $1,000 per year and 50% of participants, contributions above $1,000 up to the annual Internal Revenue Service limit ($9,240 in 1994). PFS makes employer contributions to the plan in cash or in PFS Common Stock at the discretion of PFS' Board of Directors. At December 31, 1994, the Plan's
assets included  PFS Common  Stock of  $2,915,775, at  fair value.   PFS'
contributions charged to operations were $852,000 in 1992, $1,073,000 in 1993, and $1,365,000 in 1994.

    A PFS subsidiary, which owns insurance and agency companies, had a stock purchase plan that allowed certain eligible agents to purchase common stock in the subsidiary at the subsidiary's per share book value. The plan was terminated in November 1992. In accordance with the plan's provisions, agents became fully vested. Eligible agents were given the option to participate in a new agent stock purchase plan. This new plan allows
agents to purchase PFS Common Stock.   Stock  purchases are limited  to a
specific percentage of the agent's commission as determined by PFS but in no event to be less than 3%. Under the plan the agents are also credited with additional shares of PFS Common Stock as determined by PFS. In 1992, 1993 and 1994, 163,566 shares, 8,057 shares and 6,332 shares, respectively, of PFS Common Stock were issued under this plan.

18.  ALLOWANCES AND ACCUMULATED DEPRECIATION

      Allowances for doubtful accounts related to other receivables amounted to $1,271,000 at December 31, 1993, and $895,000 at December 31, 1994.

      Accumulated depreciation related to building and equipment amounted to $16,891,000 at December 31, 1993, and $19,235,000 at December 31, 1994.

19.  FAIR VALUE INFORMATION

      The following methods and assumptions were used by PFS in estimating its fair values for financial instruments:

      Cash, short-term investments, short-term notes payable, and accrued investment income: The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

      Investment  securities:   Fair  values  for  fixed  maturity  securities
      (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield quality, and maturity of the investments.
      The fair values for equity securities are based on quoted market prices.

      Mortgage  loans  and  policy loans:    The  carrying  amount  of  PFS'
      mortgage loans approximates their fair values. The fair values for policy loans are estimated using capitalization of earnings methods, using interest rates currently being offered for similar loans to borrowers with similar credit ratings.

      Investment  contracts:    Fair  values  for  PFS'  liabilities  under
      investment-type insurance contracts are based on current cash surrender values.

      Fair values for PFS' insurance policies other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance policies are taken into consideration in PFS' overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance policies.

      Long-term notes payable: The fair value of PFS' long-term notes payable approximates the carrying value.

      Convertible subordinated debentures: The fair value of PFS' convertible subordinated debentures is based on quoted market prices.

The fair values of certain financial instruments along with their corresponding carrying values of December 31, 1993 and 1994 are as follows:


                                                      1993
                                                                                              1994
                                           FAIR               CARRYING               FAIR            CARRYING
                                           VALUE                VALUE               VALUE              VALUE
                                                                          (In thousands)
Financial Assets:
  Fixed Maturities:
    Available-or-sale                    $263,263              $257,717            $218,748           $218,748
    Held-to-maturity                      325,540               326,512             338,540            378,650
  Equity securities                        17,436                17,436              15,440             15,440
  Mortgage loans                            3,201                 3,201               1,806              1,806
  Policy loans                             21,011                23,988              22,025             23,082

Financial Liabilities:
  Investment contracts                    191,816               200,894             194,072            203,654
  Long-term notes payable                   1,125                 1,125               2,520              2,520
  Subordinated debentures                  70,122                57,477              54,843             57,427


         During the fourth quarter of 1994, PFS began using exchange-traded treasury futures contracts as part of its overall interest rate risk management
strategy for a small portion of  its  life  and annuity  business.   The
initial margin deposit paid for the futures represents their cost basis which is adjusted to fair value in the financial statements. Realized and unrealized gains and losses, which were immaterial in 1994, are recognized as an adjustment to the carrying amount of the asset being hedged.

20.  SEGMENT INFORMATION

      PFS has  four business segments:   Group  Medical, Senior Health,  Life
Insurance, and Medical Utilization Management. The segments are based on PFS' main Divisions. Allocations of investment income and certain general expenses are based on various assumptions and estimates, and reported operating results by segment would change if different methods were applied.  Assets are not individually identifiable  by segment and have been allocated based on the amount of policy liabilities by segment and by other formulas. Depreciation expense and capital expenditures are not considered material. Realized investment gains and losses are allocated to
the appropriate segment.   General corporate expenses are not allocated  to
the individual segments. Revenues, income or loss before income taxes, and identifiable assets by business segment are as follows:


                                                  1992             1993             1994
                                                              (In thousands)
 REVENUES
 Group Medical:  . . . . . . . . . . . . .
          Unaffiliated . . . . . . . . . .    $     327,033   $      379,742   $      457,633
          Inter-segment  . . . . . . . . .           26,500           30,439           35,373

 Senior Health . . . . . . . . . . . . . .          258,608          247,100          235,031
 Life Insurance  . . . . . . . . . . . . .           68,411           67,780           71,075
 Medical Utilization Management:
          Unaffiliated . . . . . . . . . .            1,921            4,506           10,416
          Inter-segment  . . . . . . . . .            2,041            4,358            4,927
                                                    684,514          733,925          814,455

 Eliminations                                        28,541           34,797           40,300

 Total . . . . . . . . . . . . . . . . . .    $     655,973   $      699,128   $      774,155

 INCOME (LOSS) BEFORE INCOME TAXES
 Group Medical . . . . . . . . . . . . . .    $    (25,235)   $        6,528   $       10,889
 Senior Health . . . . . . . . . . . . . .            1,966           12,255           13,420
 Life Insurance  . . . . . . . . . . . . .              340            7,623            8,537
 Medical Utilization Management  . . . . .              335          (1,211)            2,026
 Corporate expenses  . . . . . . . . . . .          (2,843)          (6,431)          (8,850)

 Total . . . . . . . . . . . . . . . . . .    $    (25,437)   $       18,764   $       26,022

 IDENTIFIABLE ASSETS AT YEAR-END
 Group Medical . . . . . . . . . . . . . .    $     206,194   $      287,713   $      245,763
 Senior Health . . . . . . . . . . . . . .          292,449          301,700          291,703
 Life Insurance  . . . . . . . . . . . . .          478,529          514,154          533,070
 Medical Utilization Management  . . . . .            1,517            4,704            5,164

 Total . . . . . . . . . . . . . . . . . .    $     978,689   $    1,108,271   $    1,075,700



21.  CREDIT ARRANGEMENTS

   PFS has a line of credit arrangement for short-term borrowings with three banks amounting to $20,000,000 through April 1996, of which $18,950,000 was used at December 31, 1994. The line of credit arrangement can be terminated, in accordance with the agreement, at PFS' option.

22.  SUBSEQUENT EVENT

    As discussed in Note 3, on January 31, 1995, PFS acquired all of the outstanding common shares of Connecticut National Life Insurance Company for a cost of $24,000,000. To fund the acquisition, PFS utilized $15,000,000 from its available line of credit and internal
cash  sources.   The  line  of credit  was replaced  with  a five  year  term loan totaling $15,000,000 in March 1995.

23.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     A summary of unaudited quarterly results of operations for 1994 and 1993 is as follows (in thousands, except per share amounts):


                                                                                  1993
                                                               1ST          2ND          3RD          4TH
 Premiums and policy charges . . . . . . . . . . . . .       $155,343      154,189       154,132     $177,302
 Net investment income and other . . . . . . . . . . .         14,369       13,928        15,802       14,063
 Net income  . . . . . . . . . . . . . . . . . . . . .          2,295        2,627         3,128        4,095
 Net income per share:
          Primary  . . . . . . . . . . . . . . . . . .            .26          .31           .40          .54
          Fully diluted  . . . . . . . . . . . . . . .            .26          .31           .31          .37

                                                                                  1994
                                                               1ST          2ND          3RD          4TH
 Premiums and policy charges . . . . . . . . . . . . .       $172,898     $176,803      $176,190     $178,219
 Net investment income and other . . . . . . . . . . .         18,367       16,926        17,674       17,079
 Net income  . . . . . . . . . . . . . . . . . . . . .          4,500        4,403         3,321        4,926
 Net income per share:
          Primary  . . . . . . . . . . . . . . . . . .            .60          .59           .44          .73
          Fully diluted  . . . . . . . . . . . . . . .            .40          .40           .32          .46






  No dealer,  salesperson or any  other
  person  has been  authorized  to give
  any  information   or  to  make   any
  representations   other   than  those                 $65,000,000
  contained  in   this  Prospectus   in
  connection with  the  offer  made  by
  this  Prospectus  and,  if  given  or
  made,     such     information     or       PIONEER FINANCIAL SERVICES, INC.
  representations  must not  be  relied
  upon as  having  been  authorized  by
  the  Company   or  any   Underwriter.
  Neither   the   delivery    of   this
  Prospectus   nor   any    sale   made        ___% Convertible Subordinated
  hereunder     shall,    under     any               Notes Due 2003
  circumstances,       create       any
  implication  that  there has  been no
  change in the affairs  of the Company
  since the  date hereof  or since  the
  dates as  of which information is set
  forth herein.   This Prospectus  does
  not   constitute   an   offer  or   a
  solicitation   by   anyone   in   any
  jurisdiction in which  such offer  or
  solicitation is not authorized  or in                 ___________
  which  the  person making  such offer
  or solicitation is  not qualified  to                  PROSPECTUS
  do  so or  to anyone  to  whom it  is                 ___________
  unlawful  to  make   such  offer   or
  solicitation.

             TABLE OF CONTENTS
                                        Page
   Available Information . . . . . .   2
   Incorporation of Certain
   Documents by Reference  . . . .     2
   Prospectus Summary  . . . . . . .   4           BEAR, STEARNS & CO. INC.
   Risk Factors  . . . . . . . . . .  11
   Use of Proceeds . . . . . . . . .  15           EVEREN SECURITIES, INC.
   Price Range of Common Stock
     and Dividend Policy . . . . . .  16           OPPENHEIMER & CO., INC.
   Capitalization  . . . . . . . . .  17
   Selected   Financial  and   Operating
   Data  . . . . . . . . . . . . . .  18
   Management's Discussion and                              , 1996
   Analysis of Results of Operations
   and Financial Condition . . . .    20
   Business  . . . . . . . . . . . .  31
   Management and Directors  . . . .  46
   Principal Holders of Securities .  49
   Description of Notes  . . . . . .  51
   Description of Capital Stock  . .  61
   Certain Federal Income Tax
   Consequences  . . . . . . . . .    64
   Underwriting  . . . . . . . . . .  66
   Legal Matters . . . . . . . . . .  68
   Experts . . . . . . . . . . . . .  68
   Index to Consolidated Financial
     Statements  . . . . . . . . . . F-1




                                           PART II

                           INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following are the actual or estimated expenses in connection with the issuance and distribution of the securities being registered:

      Registration Fee  . . . . . . . . . . . . . . . . . .       $25,776
      Printing of Registration Statement
       and Prospectus . . . . . . . . . . . . . . . . . . .           *
      Accounting Fees and Expenses  . . . . . . . . . . . .           *
      Legal Fees  . . . . . . . . . . . . . . . . . . . . .           *
      Trustees fees . . . . . . . . . . . . . . . . . . . .           *
      NASD Filing Fee . . . . . . . . . . . . . . . . . . .         7,975
      Blue Sky fees and expenses  . . . . . . . . . . . . .           *
      Miscellaneous . . . . . . . . . . . . . . . . . . . .           *
           Total  . . . . . . . . . . . . . . . . . . . . .      $500,000



* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law contains provisions under which corporations organized thereunder are permitted or required in certain circumstances to indemnify directors, officers and others against certain liabilities and permitted to maintain insurance to cover such liabilities and liabilities against which such corporations may not
directly  indemnify such  persons.    Article  Thirteenth  of  the
Certificate of Incorporation and the by-laws of the Registrant grant indemnification to such persons to the extent permitted by Delaware law
and  authorize the  purchase  of  such insurance.    The Registrant has
purchased such insurance.

      Reference  is  made to  the Underwriting  Agreement  to be  filed  as
Exhibit 1 which contains indemnification provisions between the Registrant and the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

ITEM 16. EXHIBITS.

1     Form of Underwriting Agreement*

4(a)  Certificate  of  Designations  with   respect  to  the  Company's   $2.125
      Cumulative Convertible Exchangeable Preferred Stock ("Preferred Stock") (filed as Exhibit 4(a) to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-1
      (No. 33-30017) and incorporated herein by reference)

4(b) Proposed form of Indenture with respect to the Company's 8 1/2% Convertible Subordinated Debentures due 2014 into which the Preferred Stock is exchangeable (filed as Exhibit 4(b) to Post-Effective Amendment No. 1 to the Company's Registration Statement on
      Form S-1 (No. 33-30017) and incorporated herein by reference)

4(c) Rights Agreement dated as of December 12, 1990 between the Company and First Chicago Trust Company of New York as Rights Agent (including exhibits thereto) (filed as Exhibit 1 to the Company's registration statement on Form 8-A dated December 14, 1990 and incorporated herein by reference)

4(d) Form of Indenture relating to the Company's 8% Convertible Subordinated Debentures due 2000, between Pioneer Financial Services, Inc. and Harris Trust and Savings Bank, as Trustee (filed as Exhibit 4(d) to the Company's Registration Statement on Form S-2 (No. 33-62760) and incorporated herein by reference)

4(e)  Form of  8% Convertible Subordinated Debenture  due 2000 (included in
      Exhibit 4(d) to the Company's Registration Statement on Form S-2 (No. 33-62760) and incorporated herein by reference)

4(f) Form of Indenture between Pioneer Financial Services, Inc. and ___________________, as Trustee*

4(g)  Form of __% Convertible Subordinated Note due 2003*

5 Opinion of McDermott, Will & Emery, counsel to the Company, as to the legality of the securities being registered*

12    Statement regarding computation of ratio of earnings to Fixed charges.

23(a) Consent of Ernst & Young LLP

23(b) Consent of McDermott, Will & Emery (included in Exhibit 5)*

24    Power of Attorney (included on signature page)

25    Form T-1 Statement of Eligibility Under Trust Indenture Act of 1939 of
       ____________.*

___________________

*     To be filed by amendment.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the Company pursuant to the foregoing provisions described in Item 15, or otherwise,  the Company has been advised  that  in  the
      opinion   of  the  Securities  and  Exchange  Commission  such
      indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                         SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the city of Chicago, State of Illinois, on this 20th day of February, 1996.

                                    PIONEER FINANCIAL SERVICES, INC.


                                    By:  /s/ Peter Nauert
                                       Peter W. Nauert, Chairman, Chief
                                       Executive Officer and Director


                                      POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter W. Nauert and David I. Vickers, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby grants unto said attorneys-in-fact, and each of them, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


       SIGNATURE                        TITLE                         DATE

/s/ Peter W. Nauert        Chairman, Chief Executive Officer       February 20, 1996
Peter W. Nauert            and Director

/s/ David I. Vickers       Vice President, Treasurer and Chief     February 20, 1996
David I. Vickers           Financial Officer (Chief Accounting Officer)

/s/ Charles R. Scheper     President - Life Insurance Operations   February 20, 1996
Charles R. Scheper         and Director

/s/ Thomas J. Brophy       President - Health Insurance Operations February 19, 1996
Thomas J. Brophy           and Director

/s/ William B. Van Vleet   Director and  General                   February 20, 1996
William B. Van Vleet       Counsel Emeritus

/s/ Robert F. Nauert       Director                                February 17, 1996
Robert F. Nauert

/s/ Michael A. Cavataio    Director                                February 20, 1996
Michael A. Cavataio

                           Director                                February 20, 1996
Karl-Heinz Klaeser

/s/ Richard R. Haldeman    Director                                February 19, 1996
Richard R. Haldeman


/s/ R. Richard Bastian, III Director                               February 16, 1996
R. Richard Bastian, III

                           Director                                February 20, 1996
Michael K. Keefe

                           Director                                February 20, 1996
Carl A. Hulbert

                                   INDEX TO EXHIBITS FILED
                                TO REGISTRATION STATEMENT ON
                        FORM S-3 OF PIONEER FINANCIAL SERVICES, INC.

                                                                  Sequentially
Exhibit                                                             Numbered
Number                  Exhibit                                       Page

1           Form of Underwriting Agreement* . . . . . . . . .

4  (f)      Form of Indenture between Pioneer Financial Services, Inc. and
            ____________, as Trustee.*  . . . . . . . . . . .

4  (g)      Form of __% Convertible Subordinated Note due 2003* .

5 Opinion of McDermott, Will & Emery, counsel to the Company, as to the legality of the securities being registered*

12          Computation of Ratios of Earnings to Fixed Charges

23(a)       Consent of Ernst & Young LLP  . . . . . . . . . .

23(b)       Consent of McDermott, Will & Emery (included in Exhibit 5)*

25          Power of Attorney (included on signature page)  .

26          Form T-1 Statement of Eligibility under Trust Indenture Act of 1939 of __________, as Trustee*  . . . . . . .

___________________

*           To be filed by amendment.


